Form 10-K, Exhibit 13
period 1993-12-31
GENERAL SIGNAL CORP
filed 1994-03-21
CIK 40834

At a Glance


          As shown below, General Signal introduced a broad range of competitive new products in 1993 to meet the changing needs of customers and enhance its position as a leading manufacturer of equipment nad instruments for the process control, electrical, and industrial technology industries.


Process Controls

Aurora Pump
North Aurora, Illinois
Cleive C. Dumas, President

          Products Centrifugal, submersible, regenerative turbine, and vertical turbine pumps.

          Markets Municipal and residential water and wastewater treatment; commercial heating, ventilation, and air conditioning; agriculture.


DeZurik
Sartell, Minnesota
Michael Schnabel-Kuehn, President

          Products Industrial valves that start, stop and throttle gases, liquids, dry solids, and slurries; consistency transmitters.

          Markets Process industries, including chemical, petroleum, and minerals processing, pulp and paper manufacturing, air conditioning, industrial and municipal water and wastewater treatment, electric utilities.


Kinney Vacuum
Canton, Massachusetts
Kurt R. Bramer, President

Products Mechanical vacuum pumps and pump packages.

          Markets Food processing and packaging, chemical and pharmaceutical processing, electrical manufacturing and service, specialty metals processing, heat treating, and other manufacturing industries.


Leeds & Northrup
North Wales, Pennsylvania
Samuel E. Park, President

          Products Electronic measurement and control instruments, devices, systems, and sensors.

          Markets Process industries, including electric power, steel, glass, cement, fabricated metals, food and beverages, pharmaceutical, chemical, and appliance manufacturing; heating, ventilation, and air conditioning.


Lightnin
Rochester, New York
Horst P. Engelbrecht, President

          Products Industrial fluid mixers, agitators, and coal feeder equipment.

          Markets Process industries, including chemical, petroleum, minerals processing, food and beverage, and pharmaceutical manufacturing; industrial and municipal water treatment and supply; electric utilities.


Revco/Lindberg
Asheville, North Carolina
Daniel B. Dawley, President

          Products Ultra-low temperature laboratory freezers, refrigerators, and CO2 incubators; industrial and laboratory ovens and furnaces.

          Markets Life science and industrial laboratory research, primary and fabricated metals processing, electronic equipment processing.


Electrical Controls

Dielectric Communications
Raymond, Maine
James J. Beville, President

          Products Radio frequency transmission and pressurization equipment and systems.

          Markets Broadcasting, telecommunications, government.


GS Building Systems Corporation
Farmington, Connecticut
Timothy J. Mellen, President

          Products Fire detection systems, low-voltage systems service, emergency lighting, exit signs, signaling devices, and flexible wiring systems.

          Markets Commercial, industrial, and institutional construction.


GS Electric
Carlisle, Pennsylvania
Michael R. Jacqmin, President

          Products Universal, blower, and permanent magnet fractional horsepower electric motors.

          Markets Consumer appliance manufacturing and commercial applications.


O-Z/Gedney
Farmington, Connecticut
W. Scott Butler, President

          Products Electrical conduit and cable fittings, enclosures and controls, industrial lighting, heat trace systems, and firestop products.

          Markets Nonresidential and nonbuilding construction, large processing industrials.


Sola Electric
Elk Grove Village, Illinois
Michael J. Cheshire, President

          Products Uninterruptible power systems, DC power supplies, power conditioniers/regulators, low- voltage general purpose transformers, medium power transformers, and transformer remanufacturing/decommissioning services.

          Markets Computer and electronic equipment manufacturers and users, electric utilities, and factory automation.


Industrial Technology

Telecommunications Equipment

Tau-tron
Westford, Massachusetts
Kenneth E. Tingley, President

          Products Performance monitoring and test equipment for telecommunications networks.

          Markets Telecommunications service providers and network operators worldwide.


Telenex Corporation
Mount Laurel, New Jersey
Robert Coackley, President

          Products Data communications network management, control, and diagnostic equipment.

          Markets Data centers at industrial corporations, banking and financial service organizations, and other data communications network operators or users.


Auto and Transit Equipment

GFI Genfare
Elk Grove Village, Illinois
James A. Pacelli, President

          Products Electronic fareboxes, turnstiles, and vending equipment.

          Markets Mass transit systems and federal government agencies.


Metal Forge
Dublin, Ohio
Henry G. Anzuini, President

          Products Cold-forged solid and tubular metal components and assemblies for automobiles and bicycles.

          Markets Automotive and bicycle manufacturers and tier-one suppliers to these manufacturers.

1993 -- a record year for new products.

Aurora Pump Low-Flow, High-Head Sewage Pump
DeZurik AccuTraxTM Blade Consistency Transmitter
Kinney Vacuum Liquid Ring Vacuum Pump
Leeds & Northrup Dew Point Transmitter
Lightnin MagMixerTM
Revco/Lindberg Blue M Convection Oven
Dielectric DigiTLineTM HDTV-ready Transmission Line
GS Building Systems Corporation Dual-Lite E-Z Snap  LED Exit Sign
GS Electric Permanent Magnet Treadmill Motor
O-Z/Gedney Tek-MateTM Cable Terminator
Sola Electric 70 Uninterruptible Power System
Tau-tron 45 mbit/second Monitor Card
Telenex Corporation 2700 LAN/WAN Switching System
GFI Genfare Postal Service Stamp Vending Machine
Metal Forge Steering Center Link


                    Net Sales           Net Operating Earnings(1)
               (Dollars in millions)    (Dollars in millions)

Process Controls         $722                     $71
Electrical Controls      $547                     $40
Industrial Technology    $261                     $45


(1)Excludes note (1), page 31


Process Controls

          Despite soft markets for process controls products, particularly internationally, the sector improved its margins as units introduced new products and improved their productivity to position themselves for long-term growth.

          Lightnin enhanced its worldwide market leadership position in 1993 by reorganizing its operations to set new industry standards for quick delivery and customer responsiveness. The unit's investment in highly flexible equipment enabled it to shrink product delivery cycles and consolidate its manufacturing operations, making Lightnin one of General Signal's most advanced manufacturing unit. The effort solidifies Lightnin's position as the leading mixer manufacturer in the world.

          Capitalizing on a growing need among manufacturers to eliminate emissions, Lightnin developed a new family of top-entering seal-less mixers for use in the pharmaceutical, biotechnology, and chemical industries. Delivery of the mixer is scheduled to begin in 1994.

          Lightnin's Vektor portable mixer, introduced in 1992, won Chemical Processing magazine's 1993 Vaaler award for outstanding process equipment design. The product's modular design and corrosion-resistant composite impeller allow it to adapt to a wide range of applications.

          Efforts to expand Lightnin's international presence were successful in many parts of the world. The unit saw high activity in Latin America and the Pacific Rim countries. Lightnin's Stock Equipment division concluded a joint venture agreement with Shanyang Power Equipment Company, a Chinese company, to manufacture and market coal feeder systems in China, will be built over the next five years.

          Approximately 40 percent of Lightnin's total sales now come from outside the U.S. In 1993, the U.S. Department of Commerce made Lightnin one of the few American companies to receive its prestigious E Award, which recognizes businesses that achieve a major increase in exports.

          Leeds & Northrup experienced another challenging but productive year as the unit continued to reduce its cost structure while developing competitive new sensors and information management products for the process, heating, ventilation, and air conditioning, and electric utilities markets.

          As a result of a restructuring aimed at cutting costs and improving customer value, the unit to began to shift its product manufacturing operations to a more efficient facility in Clearwater, Florida and plans to close a significant portion of its North Wales, Pennsylvania plant in 1994.

          Leeds & Northrup continued to lead the liquid analysis field, as demand increased in the process industries for its patented DurafetTM pH monitor. Chemical Processing magazine awarded Durafet its 1993 Vaaler award for contributing to the more efficient and effective operation of chemical processing plants.

          Leeds & Northrup's patented Dew Point Transmitter, initially introduced to the heating, ventilation, and air conditioning market this year, also showed promise for process applications. Designed to resist fouling and operate at higher temperatures than other currently available technology, the transmitter allows manufacturers to measure the moisture and temperature of gases directly. The result is faster, more precise monitoring of smokestack emissions and control of drying, refining, and evaporating. This product will be introduced to the process market in 1994.

          New product developments, combined with a continued focus on Leeds & Northrup's more profitable lines of business and cost cutting, are aimed at improving the unit's profitability.

          Sales for DeZurik valves continued to reflect slow growth in domestic and foreign markets, particularly within the paper and pulp industry. As part of an overall effort to improve its competitive position and respond to customer needs more quickly, DeZurik restructured its operations into strategic business units, reduced headcount, and consolidated manufacturing into its two largest facilities, which have been transformed into focused factories.

          DeZurik enhanced its position as a leading supplier to the paper industry, increasing sales of its redesigned V-Port Ball valve and successfully launching the AccuTraxTM electronic blade consistency transmitter, which reduces operating costs by more accurately measuring pulp stock consistency.

          In the wastewater market, DeZurik maintained its leading share of the market for eccentric plug valves, winning a new contract for Miami's Dade County wastewater treatment facility.

          DeZurik's strategic restructuring strengthens the unit's position as a global supplier of high- quality valves and prepares Dezurik to capture a larger share of the world market.

          The acquisition of Revco Scientific and its immediate integration with General Signal's Lindberg unit expanded the unit's presence in the rapidly growing research laboratory equipment market, adding a complete line of ultra-low temperature freezers, refrigerators, and CO2 incubators. Revco is best known for its ultra-low temperature freezer, which is designed to maintain uniform temperatures and operate reliably over long periods.

          The combination of the two businesses, which created a new unit named Revco/Lindberg, allowed General Signal to consolidate its laboratory equipment manufacturing operations, close a Lindberg plant of similar size to Revco's main manufacturing facility, and expand the unit's international sales.

          Although Revco/Lindberg's traditional heat processing businesses continued to face difficult industrial markets, the trend toward lighter weight metal parts and a more robust automotive market resulted in new orders for Revco/Lindberg aluminum melting and holding furnaces from U.S. and Japanese automotive manufacturers.

          Aurora Pump expanded its offerings to the municipal water and wastewater treatment and original equipment markets and grew its share of the commercial heating, ventilation, and air conditioning business, which resulted in higher sales and earnings.

          The introduction of a new energy-saving pump, designed to boost the transmission of wastewater from remote areas to central sewage treatment facilities, helped to improve the unit's share of the municipal water and wastewater market.

          As part of a strategic effort to strengthen its position in the original equipment market, Aurora introduced two new pumps for boiler feed applications that allow manufacturers to lower the cost of their products.

          Aurora increased its share of the commercial market, hitting a five-year high in bookings for fire protection and air conditioning pumps. Following the 1993 bombing of New York City's World Trade Center, Aurora received the emergency contract to provide pumps for temporary chilled water systems to World Trade Center offices, allowing repairs to be made to the building's central energy plant during the summer.

          The acquisition of Layne & Bowler, a manufacturer of vertical turbine pumps, expanded Aurora's product line and sales organization, positioning the company as the nation's leading pump supplier to the municipal market. The acquisition provides new channels for Aurora and Hydromatic products in agriculture and water treatment and improves Aurora's presence in international markets. In addition, Aurora will benefit from consolidating its operations and distribution network.

          Kinney Vacuum continued to penetrate the food-processing and packaging market, as more customers chose the unit's Triplex rotary piston vacuum pumps to speed production and improve quality. Sales to this market niche increased 50 percent in 1993 and should expand as Kinney targets original equipment manufacturers of food processing and packaging machinery.

          The introduction of a line of mid-sized liquid ring vacuum pumps this year made Kinney the only domestic manufacturer of this type of pump, used in chemical processing, pharmaceutical, food processing, and manufacturing industries. The product should be a nice plus for Kinney in 1994.

          Sector improvements in operating efficiency and a continued aggressive product introduction effort, combined with an improving economic climate, should result in increased returns for the Process Controls sector in 1994.

Photocaptions:

          Layne & Bowler's 250 horsepower vertical pumps are designed to move large quantities of liquid quickly at wastewater treatment centers such as this one in New Jersey.

          Researchers at Memorial Sloan-Kettering Cancer Institute in New York City count on Revco ultra-low temperature freezers to preserve cell specimens reliably.

          Lightnin's new seal-less MagMixerTM, being readied here for shipment, seals in fluids while sealing out contaminants and emissions during the processing of pharmaceutical, chemical, and biotechnology products.

                     1993      1992      1991

Process Controls
Revenues               722       739       696
Operating Earnings*     70.9      70.0      62.4

     *Excludes note (1), page 31
     Dollars in millions


Electrical Controls

          The Electrical Controls sector faced a challenging year, as sales gains for fire alarm controls and electrical fittings could not offset the impact of a weak European economy on three-phase uninterruptible power supplies, low domestic demand for power transformers, and reduced demand for vacuum cleaner motors. However, new product introductions, reduced inventory levels, and lower operating costs began to improve the sector's performance by year end.

          In an initiative to improve its access to new markets and expand the effectiveness of its sales and distributor network, General Signal's Edwards unit repositioned its businesses under a new entity, GS Building Systems Corporation. The repositioning allows the unit to focus its product design and manufacturing operations for greater efficiency and reduced cost, while providing customers with a single source for building life safety, fire protection (Edwards Systems Technology--EST), emergency lighting (Dual-Lite), and signaling (Edwards) products and service.

          The unit enhanced its leading share of the industrial signaling market in North America by expanding its line of audible and visual signals for use in hazardous locations, high decibel electronic signals for industrial applications, and strobes for commercial, industrial, and institutional settings.

          EST, which supplies the most technologically advanced integrated life safety products in the industry, led the unit in sales. Three new Las Vegas hotels that opened this year -- the MGM Grand, The Luxor, and Treasure Island -- all chose EST for their fire protection needs.

          EST's ability to offer solutions for the most complex applications made it the fire protection system of choice for two new technically demanding building complexes: Denver International Airport and the University of California, San Francisco campus.

          The combination of energy savings, long life, and easily installed products, sold under the Dual-Lite trade name, helped increase the unit's market share of emergency lighting and exit signs. Innovative and energy-efficient upgrades to the unit's light emitting diode (LED) exit signs were in high demand by commercial and institutional markets.

          In order to strengthen the product mix of its Sola Electric unit while significantly reducing its cost structure, General Signal consolidated the three transformer businesses of the former Hevi-Duty unit into Sola. Following the integration, Sola streamlined its operations, exiting its Canadian lighting ballast business and closing its Florida transformer decommissioning facility.

          A transition to focused factories in North America helped Sola reduce inventory by 17 percent while improving customer service. The unit's reorganized sales and marketing team is now targeting selected power protection, conversion, and transformation markets.

          Domestic demand for power transformers continues to be weak and significant industry overcapacity has resulted in sharply falling prices.

          Sola uninterruptible power supply products faced difficult European markets during 1993 but continued to sell well to the company's U.S. retailing industry segment. The unit's popular Advanced Network Plus system, designed to handle the retail store environment, won PC Magazine's 1993 Editor's Choice award for the best uninterruptible power supply system in the industry.

          In addition, Sola began shipments of uninterruptible power supply products with new "autoranging" technology to a major original equipment manufacturer, which provides customers with a product that can be used with varying voltages throughout the world.

          Sola was also chosen to provide three-phase uninterruptible power system products for back- up power at the 1994 Winter Olympics, held in Lillehammer, Norway.

          O-Z/Gedney continued to maintain its position as a leading supplier to the nonresidential and nonbuilding construction industries. Following the integration of the heat trace and firestop businesses of General Signal's former Hevi-Duty unit, O-Z/Gedney realigned its resources behind five key product lines: electrical fittings, industrial lighting, enclosures and controls, heat trace, and firestop products. In addition, O-Z/Gedney made significant capital investments to upgrade its foundry operations to world-class standards and improve productivity and service.

          To further enhance its ability to bring new products to market faster, O-Z/Gedney invested in a computer-generated rapid prototyping system. The new system sharply reduces new product design iteration and production start-up time and complements a broader quick-to-market product development initiative for the unit's fittings business. This effort has resulted in the accelerated introduction of many new products and product improvements.

          Stronger enforcement of building codes and greater concern for life safety contributed to strong sales for O-Z/Gedney's firestop products.

          Additional efforts to solidify international partnerships for heat trace products boosted European and Canadian sales despite difficult economic conditions. Sales for the unit's industrial and hazardous lighting business increased, while its enclosure and control product sales were sluggish as capital spending in the petrochemical industry remained low.

          While the nonresidential and nonbuilding construction markets are not expected to be robust in the near future, O-Z/Gedney's improved competitive ability, combined with the formation of selective distribution partnerships, an added emphasis on expanding the unit's Pacific Rim and Latin American business, and its customer-driven focus, have positioned the unit for continued growth.

          As a major supplier of fractional horsepower motors for consumer appliances, GS Electric increased its sales again in 1993 by responding rapidly to its customers' needs. GS Electric motors are competitively priced, designed, and built according to rigid quality standards and delivered within demanding time frames.

          An industry leader in motors for floorcare products, GS Electric continued to grow its share of sales to original equipment manufacturers at a time when some major product categories were leveling off or declining. GS Electric's motors were included in a new wet/dry utility vacuum, a new carpet steam cleaning model, and a new stick broom vacuum successfully launched by major floor care appliance manufacturers. A new plant focused on the production of floor care appliance motors opened early in 1993, expanding the unit's manufacturing capacity in response to increasing demand.

          GS Electric broadened its share of the growing home exercise equipment market as a health- conscious public and aggressive telemarketing of exercise equipment raised demand and manufacturers introduced new products using GS Electric motors.

          The unit also experienced growth in the yard and garden market, where it enjoys a leading position. While the market for its motors is highly price sensitive and ample competitive capacity exists, GS Electric's reputation as a responsive supplier will continue to benefit the unit.

          Dielectric Communications continued to invest in maintaining its position as a leading supplier of broadcast equipment.

          Anticipating the need for equipment that can accommodate high definition television signals, Dielectric introduced a revolutionary new television transmission line that allows broadcasters to upgrade their standard television broadcast equipment. The new line is compatible with both traditional and high definition television signals. Maryland Public Television will become the first television station to install the system early in 1994.

          Dielectric also introduced the first HDTV-ready filters for the next generation of television transmitters, allowing broadcasters to upgrade their systems.

          Finally, a new contract for dehydrators for Telekom Malaysia's telephone system helped expand the unit's reach beyond the United States.

          Improvement in the sector's operating efficiency and a continued focus on niche markets that are growing, combined with a slight improvement in the international economy, should result in improving returns for the sector in 1994.

Photocaptions:

          O-Z Gedney's new rapid prototyping equipment now allows the unit to bring cost-effective, competitive product ideas to customers in hours rather than months.

          Las Vegas' new Luxor hotel uses a sophisticated fire protection system from Edwards Systems Technology to protect visitors to the hotel's 200,000 square foot casino, 2,500 guest rooms, and family-style entertainment complex.

          GS Electric expanded sales of its permanent magnet motors in 1993, becoming the exclusive supplier for a popular new line of treadmills from Proform Fitness Products, Inc.


                    1993      1992      1991
Electrical Controls
Revenues             547       568       515
Operating Earnings*   39.7      43.1      43.9
     *Excludes note (1), page 31
     Dollars in millions


Industrial Technology

          The Industrial Technology sector, which previously included General Signal's divested semiconductor equipment operations, reflected the strength of the remaining operations. The sector's operating margins of 17.2 percent, achieved on good sales growth, were the best in the company.

          Tau-tron continued to provide diagnostic and test systems and instruments to meet the rapidly changing services and demands of the telecommunications industry. The unit won significant follow-on business from Singapore Telecom with its Integrated Monitor and Test System (IMATS ) 9001 performance monitor and test product line. Product enhancements positioned the line for further growth and helped Tau-tron penetrate several new domestic and international accounts. The unit's extension of IMATS to its SAS analog circuit access and test system product line was well received by Tau-tron's established customer base as an upgrade and migration path to digital services.

          The ongoing partnership with AT&T led to record sales of Network Channel Office Equipment, as this key customer expanded its network and services. Tau-tron is able to respond quickly to AT&T's latest needs with products and services of the highest reliability and quality.

          Telenex Corporation enjoyed significant sales and earnings growth during the year for its matrix switch, diagnostic, and technical control products for the data communications industry.

          The unit solidified its position as the foremost supplier of matrix switching equipment with the introduction of its 2700 LAN/WAN Switch. Positioned at the mid-to-high end of the intelligent port-switching hub market, the new system allows users to manage local and wide area networks and terminal-to-host connections through one switching system.

          Telenex was also successful in establishing a customer base for the 7-VIEWTM Surveillance System, which detects early trends in telecommunication signaling networks and allows managers to anticipate problems. The unit continued to strengthen its position as a supplier of a broad line of diagnostic test equipment, and its INTERVIEW 8000 series protocol analyzers have become the most widely used devices for testing emerging broadband and data services, such as Frame Relay and SMDS.

          Metal Forge was well positioned to benefit from the upswing in automotive sales during the year, as its products are used on many popular vehicles. For example, sales of suspension arm assemblies for GM light trucks increased by 11 percent over 1992.

          The unit was also able to increase its market share through the introduction of new products, such as a radius rod used on a redesigned compact car produced in the U.S. by a foreign auto manufacturer.

          Steady improvement in all phases of the unit's manufacturing operations have helped to maintain Metal Forge's longstanding reputation as a competitive supplier of high quality parts. This year, the unit won new quality awards from the automotive industry, including Honda's North America BP award, The Chrysler Pentastar Award for Supplier Excellence, and the Chrysler Quality Excellence Award in 1993.

          In its first full year in the automotive service sector through its Ryken manufacturing division, the unit was able to increase both its product line and its customer base, preparing the way for future sales increases.

          1993 was also a good year for Metal Forge in the domestic bicycle market, with sales to this sector up almost 10 percent over 1992.

          GFI Genfare, General Signal's transit revenue control business, enjoyed strong sales to domestic mass transit systems. The unit's core product, the electronic registering farebox, has set and maintained the standard for the industry since its introduction in 1980. GFI captured all new major contracts for bus fare collection systems this year from the state of Connecticut, Honolulu, New Orleans, and San Antonio, as well as a contract for vending equipment from Boston. In addition, GFI shipped fare collection equipment to Boston, Chicago, Cincinnati, Cleveland, Los Angeles, Miami, Minneapolis, and Seattle.

          GFI continued to build on a substantial customer base with its add-on product, the Ticket Reader/Issuer Machine (TRiMTM) magnetic document processor. Seventy-five percent of the major bus contracts awarded in 1993 included TRiMs, and GFI expects to increase the number of TRiMs in active revenue service in North America as demand grows in 1994.

          Work on the unit's newest product, a stamp vending machine for the U.S. Postal Service to begin delivery in 1994, progressed on schedule for initial delivery in 1994.

          Growing demand in the automotive, transit, and telecommunications markets should continue to benefit the sector, as its businesses use their leading positions to build sales and earnings in 1994.

Photocaptions:

          IBM's Business Recovery Services relies on the large port-capacity and connectivity capabilities of the Telenex 2700 Mega-Matrix switch to provide subscribers with reliable access to computing and communications equipment.)

          GFI used an established base of more than 42,000 bus fareboxes to build sales for its add-on product, the Ticket Reader Issuer Machine (TRiM), in 1993.)

                       1993      1992      1991
Industrial Technology
Revenues                261       233       213

     Excludes divested semiconductor equipment operations
     Dollars in millions

Operating Earnings       44.8      32.9      24.2

     Excludes divested semiconductor equipment operations
     Dollars in millions






                   MANAGEMENT'S DISCUSSION AND ANALYSIS
             OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the company's consolidated financial statements and notes thereto.

Results of Operations

During 1993, the company reported earnings before extraordinary charges and cumulative effect of accounting changes of $66.6 million (or $1.47 per share), compared with $12.5 million (or $0.30 per share) during 1992. Results for 1993 and 1992 were affected by the divestiture of the semiconductor equipment operations (SEO), restructurings, asset valuations, charges related to previously divested businesses, the adoption of three new accounting standards, extraordinary charges, and the charges related to the Revco pooling of interests transaction. The year-to-year discussions address results of operations on an analytical basis.

The table below presents results of operations on a reported basis under generally accepted accounting principles compared to operations excluding the effect of the above one-time items. After the table is a brief explanation of the one-time items.

                1993     1993     Analytical     1992     1992      Analytical
Year Ended   Reported Analytical(1) Percent   Reported Analytical(1)  Percent
December 31
(In thousands, except
  per share data)

Net sales     $1,530,006 $1,530,006          $1,674,205 $1,539,354
Gross margin     429,416    451,916    29.5%    468,583    452,083    29.4%
Selling, general
and admistrative
  expenses       308,370    308,370    20.2%    339,818    316,311    20.5%
Operating
earnings         110,946    143,546     9.4%     43,165    135,772     8.8%

Earnings from continuing
  operations     $66,596    $88,730     5.8%    $12,465    $75,835     4.9%

Earnings per share
of common stock from
continuing
operations         $1.47      $1.96               $0.30      $1.82


(1) Excludes the effect of items discussed below.


SEO: Effective October 1, 1992, SEO was treated as divested and its results were no longer included in operating earnings. During the fourth quarter of 1992, the company recorded a charge of $85.6 million ($58.2 million after tax) to provide for losses on sales, estimated future operating losses, severance, and idle facilities, all relating to SEO, and related restructuring that will affect the company's overall systems and infrastructure. During the first nine months of 1992, SEO reported sales of $135 million compared with $180.2 million for the full year 1991. During 1993, the company substantially completed the divestiture of SEO with higher than expected proceeds from the sale of these units and lower than expected severance costs. As a result, $53.2 million of excess reserves were returned to operating income. During 1993, the company made cash outlays of approximately $38.4 million related to SEO, and received $98 million of cash from the sale of SEO.

Restructurings: In 1993, the company provided $30.5 million for factory consolidation and rearrangement ($20.9 million), product restructuring and realignment ($6.8 million), and reorganization of lines of distribution and administration ($2.8 million), and expects that these activities will be completed during 1994. Approximately $17 million of cash outlays related to this charge were made during 1993. Among other actions, headcount was reduced by approximately 800, and management anticipates lower future costs principally from higher productivity.

Asset Valuations: Also during 1993, the company provided a $22.5 million charge in cost of sales to reflect the results of a continuing review of world-wide assets to identify any permanent declines in the value of assets.

Previously Divested Businesses: The company recognized in 1993 an additional $19.6 million charge for valuation of assets and liabilities and for other matters related to the remaining portion of the discontinued operations and other divested businesses. This charge is included in operating earnings as more than one year has passed since the decision was made to divest these businesses.

Adoption of New Accounting Standards: The company adopted SFAS nos. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" and 109, "Accounting for Income Taxes," effective January 1, 1992. The company adopted SFAS 112, "Employers' Accounting for Postemployment Benefits," effective January 1, 1993. Prior year financial statements were not restated. The impact of adopting these standards (shown as the cumulative effect of accounting changes in the statement of earnings) were non-cash, after-tax charges of $25.3 million in 1993 and $92.4 million in 1992.

Extraordinary Charge: The company extinguished certain high-rate debt using the proceeds from the sale of 4.1 million shares of common stock and the sale of SEO during 1993. This extinguishment resulted in an extraordinary charge of $6.6 million.

Revco Transaction: The acquisition of Revco was accounted for as a pooling of interests, and 1993 and 1992 financial statements have been restated accordingly. The impact on 1991 was not material. The company recorded a charge of $13.2 million primarily for transaction costs and for consolidation of its Lindberg unit with Revco.

1993 Compared with 1992 (Analytical)

Revenues

Sales were flat at $1.53 billion for both years. A 3.8 percent increase in domestic sales was offset by international and export sales that declined 17.6 percent in 1993. International and export sales were hurt by a generally stronger U.S. dollar and weakened economies in Europe and in Asia, especially Japan.

Sales in the Process Controls sector were $721.6 million, down 2.4 percent from $739 million in 1992 primarily from softer international demand for short-term systems projects and the divestiture of several non-strategic product lines. Partially offsetting these declines were sales of $2.7 million from the company's acquisition of Layne & Bowler late in 1993.

In the Electrical Controls sector, sales were $547.1 million, down 3.6 percent from 1992 sales of $567.5 million. Only partially offsetting this decline were strong domestic and international shipments of fire safety controls products. A significant portion of the decline is attributable to the sale of Sola's Canadian lighting ballast business ($12 million), declines in orders for electric motors used in floor care products, lower international demand for uninterruptible power systems, and lower sales of hazardous location equipment and medium power transformers.

Sales in the Industrial Technology sector of $261.3 million were up
12.2 percent from $232.8 million in 1992, reflecting increased demand for truck products and the impact of the Ryken acquisition made in 1992. Transit equipment sales also improved in 1993 as several large municipal transit authorities accepted large shipments of turnstiles, TRiMTM fare collection equipment, and token and ticket vending machines. The continued success of the matrix switch product line and other telecommunications products also helped to boost the sales gains.

Costs and Expense

Gross margins were flat as a percentage of sales reflecting the continued pricing pressures experienced by the company and the offsetting cost control measures that were taken earlier this year, including the impact of the restructuring activities and a change in postretirement benefits that reduced annual expense from $14.7 million in 1992 to $6.1 million in 1993. In addition, the company realized $6.7 million of LIFO reserve liquidations in 1993 and $7 million in 1992 as a result of aggressive inventory management and product cost reduction programs.

The ratio of selling, general and administrative expenses to sales improved to 20.2 percent over year ago levels of 20.5 percent primarily from continued cost control efforts. Included in 1993 selling, general and administrative expense is $1.7 million for the incremental cost of SFAS 112, principally related to severance benefits. Severance payments made during 1993 amounted to $8.2 million and were charged to the SFAS 112 obligation.

The company recognized pension credits in operating earnings of $10.7 and $16.1 million in 1993 and 1992, respectively. These credits resulted from the overfunded pension plan and favorable investment results. While the company expects to be able to record pension credits in 1994, a number of factors can affect the amount of such credits, including investment returns and interest rates.

Spending on research and development at the company's operations remained consistent as a percentage of sales at 4.2 percent in 1993 and 4.7 percent in 1992. This reflects the company's continued focus on enhancing its core product lines.

Net interest expense of $16.5 million decreased during 1993 from 1992 interest of $24.4 million because of the extinguishment of higher rate debt as a result of the equity offering and proceeds from the sale of SEO and lower interest rates.

The effective income tax rate for 1993 was 29.5 percent compared with
33.6 percent for 1992. This reduction was due to the reversals of tax reserves and an increase in the company's deferred tax assets arising from 1993 tax legislation.

Earnings, on an analytical basis, improved to $88.7 million or $1.96 per share for the year, a 17 percent improvement over 1992 comparable results of $75.8 million or $1.82 per share. This improvement was led by continued cost control efforts.

1992 Compared with 1991

Sales were slightly higher at $1.674 billion in 1992 compared with $1.616 billion in 1991. Sluggish markets and pricing pressures in chemical, pulp and paper and minerals industries, and in nonresidential construction hampered sales growth during the period.

Process Controls sales were $739 million, up 6 percent from 1991. 1992 acquisitions, including Revco, added approximately $58.5 million to 1992 sales. The company sold several product lines within the mixing and valve businesses during 1992 and experienced price pressures, particularly on large project orders. Sales increased in municipal markets, especially water treatment projects.

In the Electrical Controls sector, sales were $567.5 million, up 10% from $515.4 million in 1991. 1992 acquisitions accounted for approximately $33 million of the increase. Edwards benefited from acquiring FAST (Fire Alarm and Systems Technology, Inc.) early in the second quarter of 1992. Sola Electric completed the acquisition of ABB's uninterruptible power supply business early in 1992. GS Electric sales increased as a result of higher demand for small electric motors for floor care, garden and exercise equipment.

Within the Industrial Technology sector, excluding SEO for the first nine months of 1992 and all of 1991, sales for the sector were up 9.4 percent to $232.8 million from $212.7 million in 1991. Sales increased from vehicle production by U.S. automakers, higher spending by municipalities on fare collection systems, and the fourth quarter acquisition of Ryken Tube Manufacturing. The company divested several telecommunications equipment product lines that contributed approximately $9.0 million to 1991 sales. Exclusive of these product line divestitures, sales were up more than 10 percent due to the success of the matrix switch product line. In monitoring equipment, large foreign contracts for analog and digital systems boosted sales.

Gross margins held steady during 1992. Lower volume in the Process Controls sector was offset by a liquidation of LIFO inventories, which lowered 1992 costs by approximately $5.8 million. Cost containment and inventory management activities were responsible for these reductions. Included in cost of sales in 1992 was the incremental charge from SFAS 106 of $4.6 million.

The ratio of selling, general and administrative expenses to sales was
20.5 percent in 1992 and 20.6 percent in 1991. This continued improvement reflects the benefits of the company's restructuring efforts, a focus on reaching a critical mass, and continued cost containment.

Net interest expense for 1992 was $24.4 million, down 13% from $28.1 million in 1991 from lower effective interest rates on somewhat higher floating rate debt and refinancing high coupon fixed rate debt.

The effective income tax rate was 33.6 percent for 1992 compared with
28.5 percent for 1991.






Liquidity and Capital Resources

Net cash provided by operating activities was $49.5 million in 1993 compared with $60.9 million in 1992. Cash expenditures related to divestitures were $72 million in 1993 and $46 million in 1992. Excluding these expenditures, cash provided by ongoing operations in 1993 was approximately $121 million and in 1992 was approximately $107 million.

Capital expenditures were $55 million in 1993 compared with $50 million in 1992. 1993 capital expenditures included significant renovations of Lightnin's Rochester facility to incorporate a product-based layout and to consolidate the Avon, New York facility with Rochester. Other significant 1993 expenditures included new production facilities at OZ/Gedney in Connecticut, a new plant for GS Electric in Pennsylvania, and modernization of some of the production lines at DeZurik's Minnesota plant. The company anticipates that capital expenditures will be somewhat higher in 1994 than in 1993.

Proceeds from dispositions were $98 million in 1993 compared with $6 million in 1992. The SEO divestiture accounted for the 1993 proceeds. The company paid $20 million in cash for 1993 acquisitions compared with $57 million in 1992. The company has consistently grown through acquisitions of businesses and product lines, investing approximately $163 million in cash and common stock during the three years ended December 31, 1993. Three acquisitions were completed in 1993 and nine were completed in 1992.

Net cash used for financing activities was $86 million in 1993, which includes dividend payments of $38 million. In 1992, cash of $41 million was provided by financing activities primarily through increased debt. During 1993, the company received cash of $139 million through the issuance of common stock and the exercise of stock options. Long-term and short-term borrowings were reduced in 1993 by $180 million.

Long-term debt-to-capitalization improved to 26.7 percent at December 31, 1993 from 49.5 percent at December 31, 1992. The company used the proceeds from the sale of common stock and SEO to reduce debt.

At December 31, 1993, the company had unused lines of credit (principally committed revolving credit agreements) of $702 million and amounts available under shelf registrations of $300 million. The company expects that cash provided from operations and unused credit lines will be sufficient to provide for the company's financing needs for the next year. Additional financing may be undertaken as required.

As a result of the company's restructuring activities and business divestitures, the company holds several idle facilities for sale or sublease. Idle facilities are carried at estimated realizable values with reserves for estimated disposal costs.

At December 31, 1993, the company reported deferred tax assets of $108.7 million, net of deferred tax liabilities of $72 million and a valuation allowance of $43.2 million. The carrying amount of the net deferred tax asset is based on management's assessment that most net operating loss carryforwards and deductible items will be realized through future taxable earnings or alternative tax planning strategies.



Environmental Matters

The company is involved in various stages of investigation and remediation relative to environmental protection matters, arising from its own initiative, from indemnification of purchasers of divested operations, or from legal or administrative proceedings, some of which include waste disposal sites. In certain instances, the company may be exposed to joint and several liability for remedial action or damages. The company, along with several other entities, has been named as a Potentially Responsible Party for remedial costs at certain third-party sites listed on the National Priorities List under CERCLA.

The potential costs related to such matters and the possible impact on future operations are uncertain, due in part to the complexity of government laws and regulations and their interpretations, the varying costs and effectiveness of cleanup technologies and methods, the uncertain level of insurance or other types of recovery, and the questionable level of the company's responsibility. In the company's opinion, after considering reserves established for such purposes, remedial actions for compliance with the present laws and regulations governing the protection of the environment are not expected to have a material adverse impact on the company's results of operations or financial position.

Other Matters

As a producer of capital goods and equipment, the results of the company's businesses can vary with the relative strength of the economy. Demand for products in the process controls sector follows the demand for durable goods orders, and strength in heavy industrial and utility markets is key to the success of this sector. The electrical controls sector depends upon several markets, principally the construction and computer equipment industries. The industrial technology sector depends on several markets, primarily automotive, mass transportation, and telecommunications equipment. Mass transportation depends upon continued federal and local government spending, and telecommunications is dependent upon continued research and development and the continued success of new products. While no one marketplace or industry has a major impact on the company's operations or results, the inherent pace of technological changes presents certain risks that the company monitors carefully. Success within all of the company's businesses is dependent upon the timely introduction and acceptance of new products.

        MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

Management is responsible for the preparation of the company's consolidated financial statements and related information appearing in this annual report. Management considers that the consolidated financial statements fairly reflect the form and substance of transactions and that the financial statements reasonably present the company's financial position and results of operations in conformity with generally accepted accounting principles. Management also has included in the Company's financial statements amounts that are based on estimates and judgements which it views are reasonable under the circumstances.

The independent accountants audit the company's consolidated financial statements in accordance with generally accepted auditing standards and provide an objective, independent review of the fairness of reported operating results and financial position.

The Board of Directors of the company has an Audit Review Committee composed of four non-management Directors. The Committee meets periodically with financial management, the internal auditors and the independent accountants to review accounting, control, auditing and financial reporting matters.



/s/ Edmund M. Carpenter           /s/ Stephen W. Nagy
Edmund M. Carpenter               Stephen W. Nagy
Chairman and                      Senior Vice President-Finance
Chief Executive Officer           and Chief Financial
                                  Officer

               REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
General Signal Corporation

We have audited the accompanying balance sheet of General Signal Corporation and consolidated subsidiaries as of December 31, 1993 and 1992, and the related statements of earnings, shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of General Signal Corporation and consolidated subsidiaries for the year ended December 31, 1991 were audited by other auditors whose report dated January 24, 1992, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 1993 and 1992 financial statements referred to above present fairly, in all material respects, the financial position of General Signal Corporation and consolidated subsidiaries at December 31, 1993 and 1992 and the results of their operations and their cash flows for each of the years then ended in conformity with generally accepted accounting principles.

In 1993, the company changed its method of accounting for postemployment benefits. In 1992, the company changed its method of accounting for income taxes and for postretirement benefits other than pensions. These changes are discussed in the notes to the financial statements.


                                           /s/ ERNST & YOUNG

Stamford, Connecticut
January 25, 1994

          General Signal Corporation and Consolidated Subsidiaries

                            STATEMENT OF EARNINGS
                    (In thousands, except per-share data)

Year Ended December 31,             1993        1992         1991

Net sales                      $1,530,006   $1,674,205   $1,615,832
Cost of sales                   1,100,590    1,205,622    1,165,325
Selling, general and
  administrative expenses         308,370      339,818      333,001
Transaction and
  consolidation charge             13,200            -            -
Disposition of businesses
  and restructuring:
   Prior dispositions              19,600            -            -
   Semiconductor and restructuring(22,700)      85,600            -
      Total operating costs
        and expenses            1,419,060    1,631,040    1,498,326

Operating earnings                110,946       43,165      117,506

Interest expense, net             (16,548)     (24,379)     (28,055)

Earnings from continuing
 operations before income
 taxes                             94,398       18,786       89,451

Income taxes                       27,802        6,321       25,494

Earnings from continuing
  operations                       66,596       12,465       63,957

Discontinued operations:

  Loss on disposal,
    net of income taxes                 -            -       (9,800)

Earnings before extraordinary
  charges and cumulative
  effect of accounting changes     66,596       12,465       54,157

Extraordinary charges              (6,576)        (330)           -
Cumulative effect of accounting
  changes                         (25,300)     (92,400)           -
Net earnings (loss)               $34,720     $(80,265)     $54,157

Earnings (loss) per share
  of common stock:
    Continuing operations            $1.47       $0.30        $1.66
    Loss on disposal of
      discontinued operations         -          -            (0.26)
    Extraordinary charges            (0.14)      (0.01)        -
    Cumulative effect of
      accounting changes             (0.56)      (2.21)        -

Net earnings (loss)                  $0.77      $(1.92)       $1.40

Average common shares outstanding   45,205      41,753       38,572


See accompanying notes to financial statements

             General Signal Corporation and Consolidated Subsidiaries
                                BALANCE SHEET
                               (In thousands)

December 31,                                          1993      1992
ASSETS

Current assets:

Cash and cash equivalents                            $1,253    $16,455
Accounts receivable                                 255,534    258,608
Inventories                                         196,286    205,883
Prepaid expenses and
  other current assets                               55,482     57,965
Deferred income taxes                                60,315     63,660
Assets held for sale at estimated
  realizable value                                   25,675     91,069
      Total current assets                          594,545    693,640

Property, plant and equipment                       263,353    246,858
Intangibles                                         184,240    181,190
Other assets                                        134,314    107,186
Deferred income taxes                                48,389     29,554
      Total assets                               $1,224,841 $1,258,428

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:

Short-term borrowings and current
  maturities of long-term debt                       $9,334    $13,759
Accounts payable                                    131,300    130,672
Accrued expenses                                    177,829    180,344
Income taxes                                          7,385     21,067
      Total current liabilities                     325,848    345,842

Long-term debt, less current maturities             191,382    367,654
Accrued postretirement and postemployment
  obligations                                       173,693    152,500
Other liabilities                                     8,732     17,583
      Total long-term liabilities                   373,807    537,737

Shareholders' equity:

Common stock:  authorized 75,000 shares;
   issued 63,360 in 1993 and 62,720 in 1992          77,082     45,077
Additional paid-in capital                          271,958    262,750
Retained earnings                                   583,099    588,067
Cumulative translation adjustments                   (8,483)    (9,021)
                                                    923,656    886,873
Common stock in treasury, at cost:  16,017
   shares in 1993 and 20,593 shares in 1992        (398,470)  (512,024)

      Total shareholders' equity                    525,186    374,849
      Total liabilities and shareholders' equit  $1,224,841 $1,258,428

See accompanying notes to financial statements
           General Signal Corporation and Consolidated Subsidiaries

                       STATEMENT OF SHAREHOLDERS' EQUITY
                                (In thousands)


                            Additional             Cumulative        Common
                     Common  Paid-In    Retained   Translation     Stock In
                      Stock  Capital    Earnings   Adjustments     Treasury

Balance at
 December 31, 1990  $42,151 $310,118    $681,871    $2,004       $(585,795)

Net earnings              -        -      54,157         -               -

Dividends declared        -        -     (34,720)        -               -

Exercise of stock
 options and savings
 and stock ownership
 plan funding            62    3,348           -         -            (250)

Translation adjustments   -        -           -     3,490               -

Balance at
 December 31, 1991   42,213  313,466     701,308     5,494        (586,045)

Restatement for
 acquisition of Revco 2,631  (63,306)      2,280         -          65,280

Net loss                  -        -     (80,265)        -               -

Dividends declared        -        -     (35,256)        -               -

Exercise of stock options
 and savings and stock
 ownership plan funding 233   12,590           -         -           8,741

Translation adjustments   -        -           -   (14,515)              -

Balance at
 December 31, 1992   45,077  262,750     588,067    (9,021)       (512,024)

Net earnings              -        -      34,720         -               -

Dividends declared        -        -     (39,688)        -               -

Sale of common stock      -   20,409           -         -         102,900

Stock split          31,595  (31,595)          -         -               -

Exercise of stock options
 and savings and stock
 ownership plan funding 410   20,394           -         -          10,654

Translation adjustments   -        -           -       538               -

Balance at
 December 31, 1993  $77,082 $271,958    $583,099   $(8,483)      $(398,470)

See accompanying notes to financial statements

             General Signal Corporation and Consolidated Subsidiaries

                            STATEMENT OF CASH FLOWS
                                 (In thousands)


                               Increase (Decrease) in Cash and Cash Equivalents
Year Ended December 31,                1993      1992         1991

Cash flows from operating activities:

 Earnings before extraordinary charges
  and cumulative effect of accounting
  changes                                $66,596   $12,465      $ 54,157
 Adjustments to reconcile earnings
  to net cash from operating
  activities:
 Disposition of businesses and
  restructuring                           10,100     85,600       29,500
 Deferred income taxes                    (3,723)   (38,485)      11,613
 Depreciation and amortization            46,364     56,697       54,377
 Pension credits                         (10,743)   (16,089)     (12,211)
 Other, net                                6,644     (2,325)      (2,072)
 Changes in assets and liabilities,
   net of effects from acquisitions
   and divestitures:
        Accounts receivable                5,283     (2,155)      11,532
        Inventories                       12,943     (1,475)      35,810
        Prepaid expenses and other
          current assets                   5,371     (5,197)      32,052
        Accounts payable                  (2,436)     9,488       (8,875)
        Accrued expenses and other       (73,205)   (20,387)     (79,308)
        Income taxes                     (13,682)   (17,233)     (10,964)
  Net cash from operating activities      49,512     60,904      115,611
Cash flows from investing activities:

  Dispositions                            97,562      6,177       79,077
  Capital expenditures                   (55,058)   (49,858)     (48,130)
  Acquisitions                           (19,950)   (57,306)           -
  Other, net                              (1,108)      (955)       1,369
  Net cash from investing activities      21,446   (101,942)      32,316

Cash flows from financing activities:

  Issuance of long-term debt               9,309    210,630       97,984
  Redemption of debt                    (189,794)  (144,470)    (204,457)
  Issuance of common stock               139,078     10,264        3,160
  Extraordinary charges on early
   extinguishment of debt                 (6,576)      (330)           -
  Dividends paid                         (37,902)   (35,082)     (34,683)
  Net cash from financing activities     (85,885)    41,012     (137,996)
Effect of exchange rate changes on cash     (275)    (1,974)         628
Net changes in cash and cash equivalents (15,202)    (2,000)      10,559
Cash and cash equivalents at beginning
 of year                                  16,455     18,455        7,793
Cash and cash equivalents at end of yea  $ 1,253    $16,455     $ 18,352

See accompanying notes to financial statements

                      NOTES TO THE FINANCIAL STATEMENTS
               (Dollars in thousands, except per-share data)


                            ACCOUNTING POLICIES

Consolidation

The financial statements include the accounts of General Signal
Corporation and consolidated subsidiaries after elimination of intercompany accounts and transactions. Investments in unconsolidated companies where management exercises significant influence are accounted for using the equity method.

Cash Equivalents

The company considers its investments in money market funds and its holdings of highly liquid investments with original maturities of three months or less to be cash equivalents.

Inventories

Inventories are stated at the lower of cost or market using the last-in, first-out (LIFO) method at certain domestic units. Remaining inventories are valued using the first-in, first-out (FIFO) method.

Property

Property, plant and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of assets. Leasehold improvements are amortized over the life of the related asset or the life of the lease, whichever is shorter.

Intangibles

Intangible assets (primarily the excess of purchase price over the fair value of net assets acquired) are amortized on a straight-line basis over periods not exceeding 40 years.

Revenue Recognition

Revenues are primarily recognized as products are shipped and services are rendered. The percentage-of-completion method of accounting is followed for long-term contracts. Under this method, earnings accrue as the contract progresses toward completion, generally based on the percentage of costs incurred or the units of product delivered.


Income Taxes

Income tax expense includes United States and foreign income taxes. For periods after December 31, 1991, income taxes are provided based upon the provisions of SFAS 109, "Accounting for Income Taxes". This pronouncement requires, among other things, that deferred taxes be determined based on differences between financial reporting and tax bases of assets and liabilities measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse.

For periods before January 1, 1992, income taxes were provided based upon the provisions of APB Opinion no. 11. To the extent that income for tax and financial accounting differed due to the timing of certain reported items, deferred income taxes were provided in the financial statements.

Income tax credits generally are included in net earnings as a reduction of the provision for income taxes in the period in which they are allowed for tax purposes.

Nonpension Postretirement and Postemployment Benefits

For periods after December 31, 1991, the company accounted for the cost of its postretirement benefit programs other than pensions on the accrual basis in accordance with the provisions of SFAS 106, "Employers'
Accounting for Postretirement Benefits Other Than Pensions". For periods before January 1, 1992, such costs were accounted for on the pay-as-you-go method.

For periods after December 31, 1992, the company accounted for the cost of certain postemployment benefits, primarily severance and disability, on the accrual basis in accordance with the provisions of SFAS 112, "Employers' Accounting for Postemployment Benefits". For periods before January 1, 1993, these benefits were accounted for on the pay-as-you-go method, except for certain severance costs, which were accounted for as the severance events occurred.

Earnings Per Share

Earnings per share of common stock was calculated by dividing net earnings by the weighted average number of common shares outstanding. There was no dilutive impact from stock options or convertible debt securities outstanding during the period.

Reclassifications

Certain reclassifications were made to conform prior years' data to the current presentation.

                           ACCOUNTS RECEIVABLE

Accounts receivable are net of allowances for doubtful accounts of $10,522 and $8,882 at December 31, 1993 and 1992, respectively.

                                INVENTORIES

  December 31,                         1993         1992

  Finished goods                   $ 56,066     $ 61,509
  Work in process                    63,343       65,515
  Raw material and purchased parts  103,985      112,689
  Total FIFO cost                   223,394      239,713
  Excess of FIFO cost over LIFO
    inventory value                 (27,108)     (33,830)
  Net carrying value               $196,286     $205,883

  Inventories valued using LIFO were approximately $70,600 and $79,900 at December 31, 1993 and 1992, respectively. Reductions in inventory quantities resulted in liquidations of LIFO inventory layers carried at lower costs prevailing in prior years as compared with the cost of 1993 and 1992 purchases. The effects were to reduce the amount of beginning LIFO reserve and increase before tax income by $6,700 and $7,000 for 1993 and 1992, respectively. Had cost of sales related to the LIFO inventory layers that were liquidated been valued using current costs, the effects would have been to decrease net earnings by $3,700 or $0.08 per share in 1993 and $3,900 or $0.09 per share in 1992.

Progress payments, netted against work in process at year end, were $4,066 in 1993 and $2,621 in 1992.


                          CONTRACTS IN PROGRESS

Prepaid expenses and other current assets include contracts in progress of $46,028 and $41,536 at December 31, 1993 and 1992, respectively. Contracts in progress represent revenue recognized on a percentage-of-completion basis over related progress billings of $122,299 at December 31, 1993 and $98,830 at December 31, 1992,
respectively. Substantially all contracts in progress at year-end are billed during the subsequent year.


                       PROPERTY, PLANT AND EQUIPMENT


   December 31,                     1993         1992

   Land                          $12,306     $ 12,358
   Buildings and leasehold
    improvements                 156,973      152,118
   Machinery and equipment       466,041      421,015
                                 635,320      585,491

   Less accumulated depreciation
     and amortization           (371,967)    (338,633)
                                $263,353     $246,858


                               INCOME TAXES

For financial reporting purposes, earnings from continuing operations before income taxes includes the following components:

                                1993          1992         1991

Pretax income:
      United States          $93,041       $(2,026)     $65,187
      Foreign                  1,357        20,812       24,264
                             $94,398       $18,786      $89,451

The reconciliation of income tax attributable to continuing operations computed at the U.S. federal statutory tax rate to income tax expense is:



Year Ended December 31,   Liability Method     Deferred Method
                            1993   1992            1991
Tax at U.S. federal
  statutory rate          35.0%   34.0%           34.0%
State and local income
  taxes, net of U.S.
  federal benefit           2.9     3.4             3.2
Foreign sales corporation  (2.3)   (9.9)           (4.6)
Goodwill amortization       1.9     7.1             2.4
Foreign rates and foreign
    dividends              (1.6)   (6.4)           (1.9)
Effect of enacted U.S.
  federal rate change
  on deferred taxes        (3.0)     --              --
Adjustments to prior
  years' tax liabilities   (3.8)     --              --
Other                       0.4     5.4            (4.6)
  Total                   29.5%   33.6%           28.5%

The components of the provisions for income taxes attributable to continuing operations are as follows:

                                                   Deferred
                         Liability Method            Method
                         1993        1992             1991
     Current:
       Federal          $ 185      $5,501          $(4,754)
       Foreign           (418)      7,510            7,625
       State              978         588              (65)
       Total current      745      13,599            2,806

     Deferred:
       Federal         22,335      (6,505)          18,389
       Foreign           (930)       (904)             (87)
       State            5,652         131            4,386
       Total deferred  27,057      (7,278)          22,688
                      $27,802      $6,321          $25,494

     The components of the provision for deferred income taxes for the year ended December 31, 1991 are for losses on dispositions and restructuring of $11,629, pension credits of $5,042, and other of $6,017.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the company's deferred tax assets and liabilities are as follows:

Deferred tax assets:                            1993       1992
  Acquired tax benefits and
    basis differences                       $ 58,430  $  67,149
  Other postretirement and postemployment
    benefits                                  73,053     61,293
  Losses on dispositions and restructuring    27,602     34,798
  Inventory                                   14,004     11,968
  Credit carryforward                         14,475         --
  Other                                       36,328     31,690
      Total deferred tax assets              223,892    206,898
  Valuation allowance for deferred tax
    assets                                   (43,200)   (43,600)
      Net deferred tax assets                180,692    163,298
Deferred tax liabilities:
  Accelerated depreciation                    29,811     30,273
  Pension credits                             24,158     18,659
  Other                                       18,019     21,152
      Total deferred tax liabilities          71,988     70,084
      Net deferred tax assets               $108,704    $93,214

At December 31, 1993, the company had the following net operating loss and tax credit carryforwards available:

  Expiration      Operating            Tax
       Dates         Losses        Credits

 1994 - 1995            $--         $6,000
 1996 - 1997          5,500         14,700
 1998 - 1999          5,600         12,300
 2000 - 2001         45,800
 2002 - 2003         11,400
 2004 - 2005          2,100

Based on management's assessment, it is more likely than not that the net deferred tax assets will be realized through future taxable earnings or alternative tax strategies. In the event that the tax benefits relating to the valuation allowance are subsequently realized, $6,600 of such benefits would reduce goodwill.

Undistributed earnings of the company's foreign subsidiaries amounted to approximately $89,900 at December 31, 1993. Those earnings are considered to be indefinitely reinvested and accordingly, no provision for U.S. federal and state income taxes, or foreign withholding taxes has been made. Upon distribution of those earnings, the company would be subject to U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various foreign countries. Determination of the amount of unrecognized deferred U.S. income tax liability is not practicable; however, unrecognized foreign tax credit carryovers would be available to reduce some portion of the U.S. liability. Withholding taxes of approximately $7,900 would be payable upon remittance of all previously unremitted earnings at December 31, 1993.


                                   DEBT

December 31,                              1993        1992

5.75% Convertible Subordinated
  Debentures due 2002                 $100,000    $100,000

Short-term borrowings --
  1993, 3.4%; 1992, 3.7% - 4.1%          9,697     173,292

Industrial Revenue Bonds due 2000-2014;
  no stipulated principal repayments
  prior to maturity (primarily
  variable rate)                        45,715      42,715

Notes due 1995 -- 7.14%                 25,000      25,000

Other long-term borrowings              20,304      37,188
                                       200,716     378,195

Less current maturities                  9,334      10,541
                                      $191,382    $367,654

Maturities of long-term debt through 1998 are:  1994 -- $9,334; 1995
- -- $25,744; 1996--$8,310; 1997 -- $9,946; and 1998 -- $299.

A portion of the proceeds from the issuance of common stock and the sale of SEO was used for the early extinguishment of higher-rate debt and swap agreements, which resulted in an extraordinary charge of $10,700 (net of tax, $6,576).

During 1992, the company issued $100,000 of 5.75% Convertible
Subordinated Notes due 2002. The notes are convertible into the company's common stock at a conversion rate of 25.32 shares of company common stock for each $1 principal amount of the notes (equivalent to a conversion price of approximately $39.50 per share).

The company maintains credit arrangements with banks in the U.S. and abroad, which aggregated approximately $702,000 and $665,000 at December 31, 1993 and 1992, respectively. At year end the company had two revolving credit agreements of $200,000 each. On January 12, 1994, the company entered into two new revolving credit agreements, replacing those outstanding at December 31, 1993, that expire January 11, 1995 and 1998. These agreements permit domestic and Eurodollar borrowings of up to $360,000 at interest rates offered to investment grade customers. The agreements are also convertible into one-year term loans on their maturity dates.

Commercial paper and money market loans are classified as long-term debt as the company intends to refinance them on a long-term basis either through continued short-term borrowing or available credit facilities.

The company entered into interest rate exchange agreements with certain financial institutions to limit its exposure to interest rate volatility. These agreements involved transactions with principal amounts of $25,000 and $150,000 at December 31, 1993 and 1992,
respectively. The company monitors the risk of default by the swap counterparties and does not anticipate non-performance.

In April 1990, the company established a $300,000 medium-term note program, providing for the issuance of fixed rate notes with maturities between one and thirty years. The program was registered with the SEC pursuant to the company's remaining 1988 $75,000 shelf registration and the 1990 $225,000 shelf registration. As of December 31, 1993, no amounts had been borrowed under these shelf registrations.

Effective November 1992, the company borrowed under a $25,000 three-year private placement agreement and an interest rate exchange agreement, which together provided floating rate funds at a cost below the cost of the company's commercial paper.


                       FOREIGN EXCHANGE CONTRACTS

The company entered into forward exchange contracts to hedge certain foreign currency transactions for periods consistent with the terms of the underlying transactions for periods through October 1997. These contracts did not subject the company to currency risk from exchange rate movements, as gains and losses on these contracts are deferred and offset against losses and gains on the underlying transactions. At December 31, 1993, the company had approximately $54,400 of such contracts outstanding.


                    FAIR VALUE OF FINANCIAL INSTRUMENTS

Cash and cash equivalents, short- and long-term debt, and foreign currency and interest rate exchange contracts had fair values that approximate their carrying amounts. Financial guarantees and letters of credit were issued by the company in the ordinary course of business as required and had a fair value of approximately $21,100. The fair values of financial guarantees and letters of credit were based on the face value of the underlying instruments.


                      CONTINGENCIES AND COMMITMENTS

Litigation

The company and certain of its subsidiaries are defendants in legal proceedings incidental to its business. Although the ultimate disposition of these proceedings is not presently determinable, management does not expect the outcome to have a material adverse impact on the company's financial position.

Leases

The future minimum rental payments under leases with remaining noncancelable terms in excess of one year are:

          Year Ending December 31,
                1994                   $16,200
                1995                    11,500
                1996                     8,600
                1997                     7,000
                1998                     6,100
                Subsequent to 1998      17,000
          Total minimum payments       $66,400


Minimum payments exclude sublease rentals of $4,100 under noncancelable subleases. Total rent expense in 1993, 1992, and 1991 was $15,600, $25,200, and $25,300, respectively.

Environmental Matters

The company is involved in various stages of investigation and remediation relative to environmental protection matters, arising from its own initiative, from indemnification of purchasers of divested operations, or from legal or administrative proceedings, some of which include waste disposal sites. In certain instances, the company may be exposed to joint and several liability for remedial action or damages. The company, along with several other entities, has been named as a Potentially Responsible Party for remedial costs at certain third-party sites listed on the National Priorities List under CERCLA.

The potential costs related to such matters and the possible impact on future operations are uncertain due in part to the complexity of government laws and regulations and their interpretations, the varying costs and effectiveness of cleanup technologies, the uncertain level of insurance or other types of recovery, and the questionable level of the company's responsibility. In management's opinion, after considering reserves established for such purposes, remedial actions for compliance with the present laws and regulations governing the protection of the environment are not expected to have a material adverse impact on the company's results of operations or financial position.

It is the company's policy not to discount environmental obligations or to offset expected insurance recoveries against expected obligations when determining the amount of environmental accruals. The company's environmental accruals cover all anticipated costs, including capital expenditures, for investigation, remediation, and operation and maintenance of clean-up sites.


                               CAPITAL STOCK

Preferred Stock

Ten million shares of cumulative preferred stock, par value $1.00 per share, are authorized but unissued.

Common Stock

The 1,960,000 shares issued through 1969 have a par value of $6.67 per share. Shares issued since then have a par value of $1.00 per share.

During 1993, the company completed a public offering for 4,140,000 shares of common stock at $31 per share. The company realized net proceeds of $123,300, which were used for debt extinguishment and general corporate purposes. During 1993, the company completed a two-for-one split of the company's common stock in the form of a 100 percent stock distribution. Common shares and per-share data for all periods presented have been restated to reflect the stock split.

Treasury Stock

Number of shares (In thousands)     1993         1992       1991

Balance at beginning of year      20,593       23,577     23,569
Restatement for the
  acquisition of Revco                --       (2,631)        --
Common stock reacquired               20           11         10
Common stock sold                 (4,140)          --         --
Common stock issued under
  the company's incentive
  compensation and savings
  and stock ownership plans         (456)        (364)        (2)
Balance at end of year            16,017       20,593     23,577

Common Stock Purchase Rights

On March 7, 1986, the Board of Directors declared a dividend distribution of one common stock purchase right (Right) for each share of company common stock. The Rights expire on March 21, 1996, unless redeemed earlier by the company. Each right entitles its registered holder to purchase from the company one share of the company's common stock at a price of $75 per share, subject to adjustment to prevent dilution.

The Rights are not exercisable and cannot be transferred separately from the company common stock until: 1) a person or group publicly announces the acquisition of, or obtains the right to acquire, 20% or more of the outstanding shares of the company's common stock; or 2) a tender or exchange offer is announced or commenced that would result in such an acquisition. Within 10 days after such a 20% interest has actually been obtained, the company is entitled to redeem all of the Rights at a price of five cents per Right.

If certain triggering events occur, and unless the Rights are redeemed by the company, the Rights holder is entitled to receive for $75 per Right the number of shares of the company's or an acquiring company's common stock having a market value of $150 per share, subject to adjustment to prevent dilution. This provision does not apply to Rights that are beneficially owned by the acquirer. These triggering events are: 1) the company is acquired in a merger or other business combination transaction; 2) 50% or more of the company's assets or earnings power are sold; 3) an acquirer engages in one of a number of self-dealing transactions specified in the Rights Agreement; or 4) an acquirer becomes the beneficial owner of 20% or more of outstanding shares of the company's common stock.

                         EMPLOYEE BENEFIT PLANS

Pension Plans

The company's pension plans cover substantially all salaried and hourly paid employees, including certain employees in foreign countries. The plans generally provide benefit payments using a formula based on an employee's compensation and length of service or, in some cases, stated amounts for each year of service. The company funds United States pension plans in amounts equal to the minimum funding requirements of the Employee Retirement Income Security Act of 1974, plus additional amounts that may be approved from time to time. Substantially all plan assets are invested in cash and short-term investments or listed stocks and bonds and real estate. Plan assets and obligations of non-U.S. subsidiaries were not material.

The periodic net pension income related to continuing operations is comprised of the following:

  Year Ended
  December 31,                   1993        1992        1991

  Service cost-benefits
    earned during the
    period                   $ 11,917    $ 11,863    $ 11,682
  Interest cost on projected
    benefit obligation         32,197      30,269      28,778
  Actual return on assets     (58,338)    (18,761)   (111,938)
  Net amortization and
    deferral                    3,481     (39,460)     59,267
  Net pension income         $(10,743)   $(16,089)   $(12,211)

  The following table shows the plans' funded status and amounts recognized in the balance sheet:

  December 31,                         1993           1992

  Actuarial present value of benefit
    obligations:
  Vested benefit obligation       $(406,984)     $(322,723)
  Accumulated benefit obligation  $(430,783)     $(348,017)
  Fair value of plan assets       $ 554,132       $527,235
  Projected benefit obligation     (448,188)      (371,692)
  Plan assets in excess of
    projected benefit obligation    105,944        155,543
  Unrecognized net (gain) loss        3,958        (51,091)
  Prior service cost not yet
    recognized in net pension cost   11,110         11,871
  Unrecognized net asset            (49,245)       (53,790)
  Prepaid pension                   $71,767        $62,533

  The actuarial assumptions used
    were:
  Discount rate                       7.40%          8.75%
  Rate of increase in compensation
    levels                            5.00%          6.50%
  Expected long-term rate of return
    on assets                         9.50%          9.50%

  Under the Savings and Stock Ownership Plan and other supplemental plans, the company matches employee contributions in cash and common stock equal to a percentage of certain amounts contributed by employees. The company contributions under these plans amounted to $9,383 in 1993, $9,837 in 1992, and $9,018 in 1991 and were invested in shares of the company's common stock. At December 31, 1993, 2,135,000 shares were reserved for issuance under these plans.

  Nonpension Retirement Benefits

  The company and its U.S. subsidiaries have postretirement plans that provide health and life insurance benefits for retirees. Some of these plans require employee contributions at varying rates. Not all employees are eligible to receive these benefits, with eligibility depending on the plan in effect at a particular location.

  The accumulated postretirement benefit obligation at December 31, 1993 was determined using the terms of the company's various plans, together with relevant actuarial assumptions and health care cost trend rates projected at estimated annual rates ranging from 12.1% in 1993 and 11.1% in 1994 to 4.7% through the year 2005 and a discount rate of 7.4%.

  A one percent annual increase in these assumed cost trend rates would increase the accumulated postretirement benefit obligation by approximately $4,182 and annual service costs by approximately $700.

  Certain of the company's non-U.S. subsidiaries have similar plans for retirees. The company's obligations for such plans are not material.

  During 1993, the company changed its postretirement health benefit plans to cap certain costs and require the coordination of benefits with Medicare in certain instances beginning January 1, 2000. The effect of these changes was to reduce 1993 expense by $3,400 and to reduce the accumulated postretirement benefit obligation. Future years expense will be similarly affected by these changes.

  The net periodic postretirement benefit cost related to continuing operations is comprised of the following:

                                         1993           1992
  Service cost-benefits attributed to
   service during the period             $912         $1,850

  Interest cost on the accumulated
     postretirement benefit obligation  9,573         12,920

  Net amortization and deferral        (4,367)          (120)

  Net periodic postretirement benefit
   cost                                $6,118        $14,650

  Amounts paid in 1991 for postretirement benefit costs were $6,100. The company's plans covering postretirement benefits other than pensions were not funded.

  The following table shows the plans' funded status and amounts recognized in the balance sheet as of December 31, 1993 and 1992:

                           December 31, 1993              December 31, 1992
                           Health        Life             Health       Life

Accumulated postretirement
  benefit obligation:
     Retirees            $(78,717)   $(13,862)         $(101,618)  $(12,531)
     Fully eligible active
      plan participants    (6,647)     (4,618)            (6,907)    (4,191)

     Other active plan
      participants        (12,317)     (2,806)           (11,251)    (2,195)
          Total           (97,681)    (21,286)          (119,776)   (18,917)

Unrecognized net loss       1,525       1,633                 --         --
Unrecognized prior service
  cost                    (40,556)         --            (22,807)        --
Accrued postretirement
 benefit cost            (136,712)    (19,653)          (142,583)   (18,917)
Less amounts classified
 as current                 8,000         600              8,000      1,000
                        $(128,712)   $(19,053)         $(134,583)  $(17,917)

The unrecognized prior service cost at December 31, 1993 and 1992 represents unamortized amounts for plan amendments resulting from revisions to company-sponsored health plans, which reduced benefit levels.

Nonpension Postemployment Benefits

The cumulative effect at January 1, 1993 of adopting SFAS 112 reduced net income by $25,300, net of $12,700 of income tax benefits. The effect of this change on 1993 operations was to reduce net income by $1,700. During 1993, the company paid $8,200 for severance which was charged to the SFAS 112 reserve.


                           STOCK INCENTIVE PROGRAM

The company has a stock incentive program whereby executive officers and designated employees have been or may be granted either options to purchase shares of company common stock or restricted stock. Restricted stock awards were granted during 1993 and 1992 for 12,122 shares and 4,900 shares of company common stock, respectively. The shares covered by the restricted stock award vest at a rate of 20% per year over a five-year period. In addition, non-employee directors may elect to defer all or part of their cash compensation as a director and to receive in lieu thereof restricted stock. During 1993, four directors received 3,922 shares of company common stock subject to a five-year restriction period. Options under all the plans are exercisable during specified dates at prices at least equal to 100% of the fair market value on the date of grant. Approximately two-thirds of the options granted during 1992 were at prices in excess of the fair market value of the company's common stock at the date of the grant. The options granted during 1993 were at 100 percent of the fair market value of the company's common stock at the date of grant. At December 31, 1993 and 1992, 3,470,000 shares and 4,124,000 shares of company common stock were reserved for issuance.

Option Activity

   Number of shares (In thousands)      1993       1992   1991
   Shares under option
     at January 1, at prices
     from $17.25 to $36.20             2,281     2,711      2,010
   Options granted:  at
     prices from $22.94 to
     $36.20                              270        40      1,000
   Options exercised:  at
     prices from $17.25 to
     $30.32                             (628)     (454)      (150)
   Options terminated                    (56)      (16)      (149)
   Shares under option at
     December 31, at prices
     from $19.44 to $36.20             1,867     2,281      2,711
   Shares exercisable at
     December 31, at prices
     from $19.44 to $31.48             1,033     1,472      1,731

   In 1991, 2,940,000 shares were issued in connection with options granted for acquisitions.


                          BUSINESS COMBINATIONS

On October 15, 1993, the company acquired Revco Scientific, Inc.
(Revco) in exchange for 2,631,210 shares of common stock. Revco designs, manufactures, and markets specialized laboratory equipment, including ultra-low temperature freezers, specialty laboratory refrigerators, and CO2 incubators, for use in scientific, research, and clinical markets.

The transaction was accounted for as a pooling of interests. The company's consolidated financial statements for 1993 and 1992 have been restated to include the results of operations, financial positions, and cash flows of Revco. Revco's financial position and results of operations were not material to the company for any period presented.

Transaction and consolidation costs of $13,200 were incurred principally as a result of the merger. The transaction costs include investment banker and professional fees. The consolidation and integration costs include provisions for streamlining marketing and distribution arrangements, consolidation of field service and sales offices, relocation of certain product lines and key personnel, and severance-related costs, primarily at the company's locations existing prior to the merger. Charges of $2,337 also were made during the second quarter of 1993 to conform Revco's accounting practices to the company's accounting policies and practices principally for inventory and warranties.

During the three-year period ended December 31, 1993, the company acquired the entities described below for cash and common stock valued at $155,000 plus, in certain instances, amounts that are contingent upon future earnings. The acquisitions, except Revco, were accounted for as purchases and accordingly, the results of operations of the acquired companies are included in the statement of earnings for the period in which they were owned by the company.

                                                 Date
                         Principal Business      Acquired

Layne & Bowler           Vertical turbine pumps  November 1993

Jannette Drives          Drive units for dampers November 1993
                         and valves primarily
                         used for utilities

Revco Scientific, Inc.   Ultra-low temperature   October 1993
                         freezers, laboratory
                         refrigerators, and
                         CO2 incubators

Northwest                Metal tubing,           November 1992
Alabama Industries       connectors, and
                         couplings

Ryken Tube               Automotive tubular      October 1992
Manufacturing            replacement parts

Unival                   Ported gate valves      August 1992

Valex's magnetic         Magnetic mixers         July 1992
mixer product line

GMV                      Fixed mount and         July 1992
                         portable mixers

Fire Alarm and           Advanced fire alarm     April 1992
Systems Technology, Inc. control products

Associated Lighting      Hazardous location      March 1992
                         conduits and fittings

ABB's Uninterruptible    Uninterruptible power   January 1992
Power Supply Division    supplies

Real Time Techniques     Multichannel signal     January 1992
                         testing equipment

                DISPOSITION OF BUSINESSES AND RESTRUCTURING

At the beginning of the fourth quarter of 1992, the company adopted a plan to divest its semiconductor equipment operations. The units comprising these operations were Assembly Technologies, Drytek, Electroglas, GCA, Ultratech Stepper, and General Signal Japan, which supports the aforementioned units in Japan. The company recorded a pre-tax charge of $85,600 ($58,200 net of tax benefits) to provide for net losses on dispositions, estimated operating losses of the operations through disposition, severance, and idle facilities resulting from the disposition, and restructuring costs. The results of operations for the semiconductor equipment group for the fourth quarter of 1992 are excluded from the consolidated statement of earnings in 1992. For the first three quarters of 1992, the semiconductor equipment operations reported a net loss of approximately $5,200 or $0.12 per share on sales of $135,000.

During 1993, the company completed the sale of Electroglas, Drytek and Ultratech Stepper, and substantially disposed of GCA and GS Japan. In connection with these operations, the company incurred approximately $38,400 in operating losses, severance payments, idle facility costs, and transaction costs that had been previously accrued. The company also realized $53,200 of excess reserves relating to the disposition of the semiconductor equipment operations as a result of higher proceeds from the sale of units and lower severance costs.

Also during the year, $30,500 was provided for factory consolidation and rearrangement ($20,900), product restructuring and realignment ($6,800), and reorganization of lines of distribution and administration ($2,800), all related to the continuing operations of the company.

In 1990, the company discontinued its transportation business, primarily New York Air Brake and General Railway Signal. During 1991, the company completed the sale of substantially all the net assets of New York Air Brake and General Railway Signal. During the fourth quarter of 1991, the company provided a $9,800 after-tax charge (net of tax benefits of $19,700) relating to the discontinued businesses. During the fourth quarter of 1993, the company provided in operating earnings an additional $19,600 related to the remaining portion of the discontinued businesses primarily for Dynapower/Stratopower, and for environmental and contractual obligations retained related to New York Air Brake and General Railway Signal. This provision was made primarily to write these operations down to estimated realizable value and to recognize 1993 operating losses. Included in the 1993 charge is $5,210 related to other previously divested operations of the company. The company included the results of these operations in continuing operations in 1993 as more than one year has passed since the measurement date.

                        BUSINESS SECTOR INFORMATION

Product Sectors

                       1993        1992       1991       1990      1989
Net sales:
Process Controls       $721,609   $ 739,026   $695,632   $727,267   $735,406
Electrical Controls     547,104     567,500    515,363    503,187    446,201
Industrial Technology   261,293     232,828    404,837    451,171    437,352
Dispositions                 --     134,851         --     13,322    119,328
                     $1,530,006  $1,674,205 $1,615,832 $1,694,947 $1,738,287

Operating earnings:
Process Controls        $52,356(1)  $69,958    $62,443    $74,015    $83,494
Electrical Controls      35,710(1)   43,140     43,889     47,127     50,996
Industrial Technology    44,835      32,906     21,313     27,819     35,616
Prior dispositions           --      (7,423)        --     (7,910)    (7,047)
Dispositions and
 restructuring          (10,100)(2) (85,600)        --   (122,200)(3)  8,679
                        122,801      52,981    127,645     18,851    171,738

Equity income               254       1,854      2,072      2,049      3,207
Interest expense, net   (16,548)    (24,379)   (28,055)   (31,466)   (39,090)
Unallocated expenses    (12,109)    (11,670)   (12,211)   (14,627)   (27,373)
Earnings (loss) from
   continuing operations
   before income taxes  $94,398     $18,786    $89,451   $(25,193)  $108,482

Identifiable assets:
Process Controls       $474,292    $477,027   $473,905   $516,679   $513,728
Electrical Controls     326,522     330,773    295,691    287,002    200,102
Industrial Technology   167,171     181,732    305,347    329,743    395,797
Assets of discontinued
  operations                 --          --         --         --    136,632
                        967,985     989,532  1,074,943  1,133,424  1,246,259

General corporate
 assets                 213,065     160,304     89,040    105,029     61,100
Assets held for sale at
  estimated realizable
  value                  25,675      91,069         --     42,612         --
Investments in and
  advances to
 affiliates              18,116      17,523     16,215     13,568     16,982
Total assets         $1,224,841  $1,258,428 $1,180,198 $1,294,633 $1,324,341

Depreciation and
  amortization of
  fixed assets:
Process Controls        $16,555     $17,321    $16,378    $17,545   $19,761
Electrical Controls      13,022      12,336     11,777     11,484     9,935
Industrial Technology     6,500(4)    6,748(4)  14,722     16,054    15,306

Capital expenditures:
Process Controls        $23,076     $19,611    $16,235    $15,263   $19,245
Electrical Controls      22,254      19,461     15,137     12,455    11,779
Industrial Technology     7,661(4)    5,048(4)  11,090     15,289    17,701


          (1)Includes 1993 charges in Process Controls ($18,500) and Electrical Controls ($4,000).

          (2)Relates to charges in Process Controls ($37,200)and Electrical Controls ($6,500), and net credits for the divested semiconductor and transportation businesses ($33,600).

          (3)Relates to the three business sectors as follows: Process Controls ($38,940), Industrial Technology ($77,623), and Electrical Controls ($157).

          (4) Excludes semiconductor equipment operations.

Geographic Areas

                           1993        1992       1991       1990        1989
Net sales:
United States         $1,346,808 $1,428,687 $1,365,494 $1,449,187  $1,493,339
Foreign                  238,219    307,497    323,333    322,976     328,981
Intergeographic          (55,021)   (61,979)   (72,995)   (77,216)    (84,033)
                      $1,530,006 $1,674,205 $1,615,832 $1,694,947  $1,738,287

Operating earnings:
United States           $126,619   $124,273   $108,332   $129,193    $137,056
Dispositions and
   restructuring         (10,100)   (85,600)        --   (122,200)      8,679
Foreign                    6,282     14,308     19,313     11,858      26,003

                         122,801     52,981    127,645     18,851     171,738
Equity income                254      1,854      2,072      2,049       3,207
Interest expense, net    (16,548)   (24,379)   (28,055)   (31,466)    (39,090)
Unallocated expenses     (12,109)   (11,670)   (12,211)   (14,627)    (27,373)

Earnings (loss) from
  continuing
  operations
  before income
  taxes                  $94,398    $18,786    $89,451   $(25,193)   $108,482

Identifiable assets:
United States           $822,507  $ 769,204  $ 838,460   $919,957  $1,042,889
Foreign                  145,478    220,328    236,483    213,467     203,370
                         967,985    989,532  1,074,943  1,133,424   1,246,259

General corporate assets 213,065    160,304     89,040    105,029      61,100
Assets held
  for sale at estimated
  realizable value        25,675     91,069          -     42,612           -
Investments in and
  advances to
  affiliates              18,116     17,523     16,215     13,568      16,982

Total assets          $1,224,841 $1,258,428 $1,180,198 $1,294,633  $1,324,341

Export sales to
  unaffiliated
  customers (1)         $126,921   $160,069   $158,016   $133,078    $154,284


(1)  Included in United States' sales.



                               QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

(In millions, except           First             Second           Third            Fourth
 per share data)         1993      1992      1993    1992    1993     1992    1993      1992
Net sales                $377.2   $425.2    $386.5  $435.0   $372.5  $421.7  $393.8   $392.4
Gross profit              110.0    118.0      98.1   119.0    112.6   116.0   108.7    115.7
Earnings from continuing
  operations               18.0     15.7      19.5    17.1     24.3    16.8     4.9    (37.2)
Extraordinary charge         --       --      (6.6)     --       --      --      --     (0.3)
Cumulative effect of
  accounting changes      (25.3)   (92.4)(1)    --      --       --      --      --       --
Net earnings (loss)       $(7.3)  $(76.7)    $12.9   $17.1    $24.3   $16.8    $4.9   ($37.5)
Earnings (loss) per share
  of common stock:
  Continuing operations    $0.42    $0.38     $0.44   $0.41    $0.52   $0.40   $0.10    $(.88)
  Extraordinary charges       --       --     (0.15)     --       --      --      --     (.01)
  Cumulative effect of
    accounting changes     (0.60)   (2.23)       --      --       --      --      --       --
Net earnings (loss)       $(0.18)  $(1.85)    $0.29   $0.41    $0.52   $0.40   $0.10    $(.89)

          Note: The sum of the quarters' earnings per share does not equal the full year per-share amounts. (1) Composed of the effect of adoption of SFAS 106 ($96,000, net of taxes of $59,000) and SFAS 109 ($3,700).

          1993 amounts have been restated for the adoption of SFAS 112 effective January 1, 1993. 1993 and 1992 amounts have been restated to reflect the acquisition of Revco. The effect of adopting SFAS 112 was to reduce previously reported 1993 earnings from continuing operations by $848 and $283 in the first and fourth quarters, respectively. The effect of the Revco acquisition was to increase previously reported earnings from continuing operations by $1,333, $179 and $1,779 for each of the three quarter ended September 30, 1993, and to increase previously reported earnings from continuing operations by $825, $1,179, $820 and $450 for each of the four quarters ended December 31, 1992.

Common Stock:
           Dividends Paid                Price Range
Quarter    1993      1992          1993            1992

1st      $0.225    $0.225     33 7/8 - 30 1/8        31 - 25 7/8
2nd       0.225     0.225     33 7/8 - 30        32 5/8 - 28 5/8
3rd       0.225     0.225     33 3/8 - 30 1/2    29 7/8 - 26 7/8
4th       0.225     0.225     37 7/8 - 31 1/2    30 7/8 - 26 1/2


                         SUPPLEMENTARY INFORMATION

Balance Sheet

December 31,                                        1993      1992
Intangibles:
   Excess of cost over net assets acquired      $219,781  $212,066
   Other intangibles                              32,648    29,809
                                                 252,429   241,875
   Accumulated amortization                      (68,189)  (60,685)
                                                $184,240  $181,190
Accrued expenses:
   Dispositions and restructuring                $35,143   $57,301
   Insurance                                      22,985    20,376
   Payroll and compensation                       34,374    37,393
   Profit sharing                                  7,271     8,218
   Product guarantee and warranty                 13,677    10,747
   Sales commissions                              12,023    11,514
   Environmental and legal                        18,004    24,842
   Taxes other than income taxes                   6,463     6,327
   Other accrued expenses                         27,889     3,626
                                                $177,829  $180,344

Statement of Earnings

Year Ended December 31,              1993        1992         1991
Research and development(1)       $63,725     $72,299      $66,827
Maintenance and repairs            14,656      16,365       15,288
Advertising                         9,748      10,866       10,277
Royalty income                      2,499       3,069        3,920

Statement of Cash Flows

Year Ended December 31,              1993        1992         1991
Cash paid during the year for:
   Interest                      $ 23,614     $30,425      $30,795
   Income taxes                    26,695      17,015        5,586
Liabilities assumed in conjunction
 with acquisitions:
   Fair value of assets acquired  $24,357      $68,478         $--
   Cash paid                      (19,950)     (57,306)         --
                                   $4,407      $11,172         $--

(1) Ongoing operations only. Excludes semiconductor and other divested operations of $22,737 and $29,139 in 1992 and 1991, respectively.




Eleven-Year Financial Summary
General Signal Corporation and Consolidated Subsidiaries
(In thousands, except per-share data)
Year Ended December 31,
                1993           1992         1991         1990       1989      1988      1987      1986      1985      1984      1983
SUMMARY OF OPERATIONS
Net sales    1,530,006    1,674,205    1,615,832    1,694,947  1,738,287 1,607,719 1,431,343 1,399,740 1,610,903 1,599,758 1,406,969
Cost of
sales        1,100,590    1,205,622    1,165,325    1,209,705  1,220,421 1,132,105 1,013,023   973,452 1,133,724 1,091,337   966,350
Selling,
general &
admin.         308,370      339,818      333,001      356,769    378,973   385,697   328,673   319,093   341,475   339,702   302,559
Dispositions
 of
 businesses
 and
 restruct.      10,100       85,600           --      122,200     (8,679)   24,082        --        --    72,000        --        --
Total
 operating
 costs and
 expenses    1,419,060    1,631,040    1,498,326    1,688,674  1,590,715 1,541,884 1,341,696 1,292,545 1,547,199 1,431,039 1,268,909
Operating
 earnings      110,946       43,165      117,506        6,273    147,572    65,835    89,647   107,195    63,704   168,719   138,060
Interest
 expense, net  (16,548)     (24,379)     (28,055)     (31,466)   (39,090)    1,917     2,400    (1,328)      666     4,965     4,127
Earnings
 (loss) from
 continuing
 operations
 before
 income taxes   94,398       18,786       89,451      (25,193)   108,482    67,752    92,047   105,867    64,370   173,684   142,187
Income taxes    27,802        6,321       25,494      (11,917)    28,201    31,300    26,117    38,659    24,822    73,679    59,804
Earnings
 (loss) from
 continuing
 operations     66,596       12,465       63,957      (13,276)    80,281    36,452    65,930    67,208    39,548   100,005    82,383
Discontinued
 operations         --           --           --       (5,449)    (1,830)  (11,254)    3,448     7,414     9,719     8,505     7,315
Disposal of
discontinued
 operations         --           --       (9,800)     (14,208)        --        --        --        --        --        --        --
Earnings
 before
 cumulative
 effect
 of
 accounting
 changes and
 extra-
 ordinary
 charges        66,596       12,465       54,157      (32,933)    78,451    25,198    69,378    74,622    49,267   108,510    89,698
Extraordinary
charges         (6,576)        (330)          --           --         --        --        --        --        --        --        --
Cumulative
 effect of
 accounting
 changes       (25,300)     (92,400)          --           --         --        --        --        --        --        --        --
Net earnings
(loss)         $34,720     ($80,265)     $54,157     ($32,933)   $78,451   $25,198   $69,378   $74,622   $49,267  $108,510   $89,698
Per-share
 Data
Earnings
 (loss) per
 share of
 common
 stock:
Continuing
 operations      $1.47<F1>    $0.30<F2>    $1.66       ($0.35)     $2.11     $0.66     $1.17     $1.17      $.69     $1.75     $1.45
Discontinued
 operations         --           --        (0.26)       (0.51)     (0.05)    (0.20)     0.06      0.13      0.17      0.15      0.13
Extraordinary
 charges         (0.14)       (0.01)          --           --         --        --        --        --        --        --        --
Cumulative
 effect
 of
 accounting
 changes         (0.56)       (2.21)          --           --         --        --        --        --        --        --        --
Net earnings
 (loss)          $0.77       ($1.92)       $1.40       ($0.86)     $2.06     $0.46     $1.23     $1.30     $0.86     $1.90     $1.58
Cash
 dividends
 per share        0.90         0.90         0.90         0.90       0.90      0.90      0.90      0.90      0.90      0.86      0.84
Book value
 per share       11.09         8.90        12.32        11.69      13.25     12.09     16.51     16.16     15.73     15.76     14.83

SUMMARY OF
 FINANCIAL
 POSITION
Working
 capital       268,697      347,798      243,884      310,601    328,825   496,346   540,770   536,273   520,648   571,228   521,808
Property,
 plant and
 equipment     263,353      246,858      263,650      283,040    325,060   312,463   310,647   345,557   361,495   344,948   314,106
Total assets 1,224,841    1,258,428    1,180,198    1,294,633  1,324,341 1,396,600 1,397,397 1,458,106 1,483,232 1,438,431 1,314,413
Net long-
 term debt     191,382      367,654      289,839      397,939    331,164   491,739   110,452   124,270   124,023    96,762    75,508
Shareholders'
 equity        525,186      374,849      476,436      450,349    506,109   461,046   907,151   927,354   903,989   901,703   845,972

FINANCIAL
 RATIOS
Working
 capital
 to sales         17.6%        20.8%        15.1%        18.3%      18.9%     30.9%     37.8%     38.3%     32.3%     35.7%    37.1%
Selling,
 general and
 admin.
 expenses
 to sales         20.2%        20.3%        20.6%        21.0%      21.8%     24.0%     23.0%     22.8%     21.2%     21.2%    21.5%
Operating
  margin           7.3%         2.6%         7.3%         0.4%       8.5%      4.1%      6.2%      7.7%      4.0%     10.5%     9.8%
After-tax
 return on
 net sales         4.4%         0.7%         3.4%        -1.9%       4.5%      1.6%      4.8%      5.3%      3.1%      6.8%     6.4%
Return on
 average
 share-
 holders'
 equity from
 continuing
 operations      13.9%<F1>     2.6%<F2>     13.8%        -2.7%      16.8%      4.4%      7.2%      7.3%      4.3%     11.5%    10.1%
Current ratio      1.8          2.0          1.7          1.8        1.7       2.3       2.7       2.5       2.3       2.5      2.5
Net long-term
 debt to
 capital-
 ization          26.7%        49.5%        37.8%        46.9%      39.6%     51.6%     10.9%     11.8%     12.1%      9.7%     8.2%
SUPPLEMENTAL
 INFORMATION
Capital
 expenditures   55,058       49,858       48,130       68,837     61,985    38,810    34,025    45,653    68,087    88,655    63,286
Depreciation
 and
 amortization
 of
 fixed assets   39,570       45,144       47,210       50,554     50,777    48,242    48,638    47,371    43,037    37,568    34,891
Research and
 development    63,725       95,036       95,966      103,596    101,061   103,448    93,859    86,425    91,347    81,648    68,516
Common stock
 price range:
     High       37 7/8       32 5/8       26 7/8       29 5/8     28 7/8    28 1/4    30 5/8    27 1/8    26 7/8    27        26 1/8
     Low        30           25 7/8       17 5/8       15 5/8     22 7/8    20        16 5/8    19 5/8    18 1/2    19 3/4    20 1/4
Price-
 earnings
 ratio range
 - continuing
 operations  19.3-15.3<F3>19.3-15.3<F3>  16.2-10.6   15.9-8.4  15.0-11.8 31.6-22.3 26.4-14.3 22.9-16.6 18.4-12.7 15.4-11.3 18.1-14.0
Average
 common
 shares
 outstanding    45,205       41,753       38,572       38,398     38,112    55,418    56,478    57,460    57,412    57,136    56,828
Employees       12,901<F4>   14,095<F4>   14,738<F4> 15,790<F4>   19,377    19,082    19,126    20,180    22,312    24,129    23,530

<F1> Excluding  one-time charges, earnings per share is $1.96 and results in a return on equity of 15.4%.
<F2> Excluding  the semiconductor charge and semiconductor operations for the first nine months of 1992, earnings per share is
<F2> $1.82 on sales of $1,539,354 and results in a return on equity of 15.3%.
<F3> Excludes cumulative effect of accounting changes, charges for disposition of businesses and restructuring, and transaction
<F3> and consolidation charges.
<F4> Excludes employees of businesses held for sale.



Appendix A

Description of Graphic and Image material

At A Glance section

Pie Chart of Net Sales

          Pie chart which plots the three product sector sales for 1993. The title states "Net Sales"; "Dollars in millions". The legend states $722 Process Controls; $547 Electrical Controls; $261 Industrial Technology.

Pie Chart of Operatings Earnings

          Pie chart which plots the three product sectors operating earnings for 1993. The title states "Operating Earnings"; "Dollars in Millions." The Operating Earnings title has a footnote reference (1) which states "Excludes note (1), page 31." The legend states $71 Process Controls; $40 Electrical Controls; $45 Industrial Technology.

Photos

          On the next two pages there are photos which represent products that were introduced by General Signal in 1993.

          The legend to the left states "1993 - a record year for new products."

Below is the Unit and a description of each product:

Aurora Pump Low-Flow, High-Head Sewage Pump

DeZurik Accutrax TM Blade Consistency Transmitter

Kinney Vacuum Liquid Ring Vacuum Pump

Leeds & Northrup Dew Point Transmitter

Lightnin MagMixer TM

Revco/Lindberg Blue M Convection Oven

Dielectric Communications DigiTLine,TM HDTV-ready Transmission Line

GS Building Systems Corporation Dual-Lite E-Z Snap,R LED Exit Sign

GS Electric Permanent Magnet Treadmill Motor

O-Z/Gedney Tek-Mate,TM Cable Terminator

Sola Electric 70 Uninterruptible Power System

Tau-tron 45 mbit/second Monitor Card

Telenex Corporation 2700 LAN/WAN Switching System

GFI Genfare Postal Service Stamp Vending Machine

Metal Forge Steering Center Link

Process Controls Section

Photos

Below is the description which appears to the left of each photo:

Photo 1

          Layne & Bowler's 250 horsepower vertical pumps are designed to move large quantities of water quickly at wastewater treatment plants such as this one in New Jersey.

Photo 2

          Researchers at Memorial Sloan-Kettering Cancer Institute in New York City count on Revco ultra-low temperature freezers to preserve cell specimens reliably.

Photo 3

          Lightnin's new seal-less MagMixer,TM being readied here for shipment, seals in fluids while sealing out contaminants and emissions during the processing of pharmaceutical, chemical, and biotechnology products.

Bar Graphs

Process Controls Revenues Graph

          Three dimensional bar graph which plots Process Controls product sector revenues for the three years ended December 31, 1993, 1992 and 1991. The numbers that appear in each bar are as follows: 1993 - $722; 1992 - $739; 1991 - $696. The caption below the graph states "Process Controls Revenues"; "Dollars in millions."


Process Controls Operating Earnings Graph

          Three dimensional bar graph which plots Process Controls product sector operating earnings for the three years ended December 31, 1993, 1992 and 1991. The numbers that appear in each bar are as follows: 1993 - $70.9; 1992 - $70.0; 1991 - $62.4. The caption below the graph states "Process Controls Operating Earnings"; "Dollars in millions"; "Excludes note (1), page 31."

Electrical Controls section

Photos

          Below is a description that appears to the left of each photo:

Photo 1

          O-Z/Gedney's new rapid prototyping equipment now allows the unit to bring cost-effective, competitive product ideas to customers in hours rather than months.

Photo 2

          Las Vegas' new Luxor hotel uses a sophisticated fire protection system from Edwards Systems Technology to protect visitors to the hotel's 200,000 square foot casino, 2,500 guest rooms, and family-style entertainment complex.

Photo 3

          GS Electric expanded sales of its permanent magnet motors in 1993, becoming the exclusive supplier for a popular new line of treadmills from Proform Fitness Products, Inc.

Bar Graphs

Electrical Controls Revenue Graph

          Three dimensional bar graph which plots Electrical Controls product sector revenue for the three years ended December 31, 1993, 1992 and 1991. The numbers that appear in each bar are as follows: 1993 - $547; 1992 - $568; 1991 - $515. The caption below the graph states "Electrical Controls Revenues"; "Dollars in millions."

Electrical Controls Operating Earnings Graph

          Three dimensional bar graph which plots Electrical Controls product sector operating earnings for the three years ended December 31, 1993, 1992 and 1991. The numbers that appear in each bar are as follows: 1993 - $39.7; 1992 - $43.1; 1991 - $43.9. The caption below the graph states "Electrical Controls Operating Earnings"; "Dollars in millions"; "Excludes the items discussed on page 31."

Industrial Technology section

Photos

Below is a description which appears to left of each photo:

Photo 1

          IBM's Business Recovery Services relies on the large port-capacity and connectivity capabilities of the Telenex 2700 Mega-Matrix,R Switch to provide subscribers with reliable access to computing and communications equipment.

Photo 2

          GFI used an established base of more than 42,000 bus fareboxes to build sales for its add-on product, the Ticket Reader Issuer Machine (TRIM,TM), in 1993.

Bar Graphs

Industrial Technology Revenues Graph

          Three dimensional bar graph which plots Industrial Technology product sector revenue for the three years ended December 31, 1993, 1992 and 1991. The numbers that appear in each bar are as follows: 1993 - $261; 1992 - $233, 1991 - $213. The caption below the graph states "Industrial Technology Revenues";"Dollars in millions"; "Excludes divested semicondoctor equipment operations."

Industrial Technology Operating Earnings

          Three dimensional bar graph which plots Industrial Technology product sector operating earnings for the three years ended December 31, 1993, 1992 and 1991. The numbers that appear in each bar are as follows: 1993 - $44.8; 1992 - $32.9; 1991 - $24.2. The caption below the graph states "Industrial Technology Operating Earnings";"Dollars in millions"; "Excludes divested semiconductor equipment operations."

Management's Discussion and Analysis of Financial Condition and Results of Operations

Sales Graph

          Three dimensional bar graph which plots sales for the three years ended December 31, 1993, 1992 and 1991. The numbers that appear in each bar are as follows: 1993 - $1,530; 1992 - $1,539; 1991 - $1,424. The caption below the graph states "Sales"; "Dollars in millions"; "Excludes divested semiconductor equipment operations."


Gross Profit Graph

          Three dimensional bar graph which plots gross profit for the three years ended December 31, 1993, 1992 and 1991. The numbers that appear in each bar are as follows: 1993 - $452; 1992 - $452; 1991 - $415. The caption below the graph states "Gross Profit"; "Dollars in millions"; "Adjusted to exclude one-time items."

Net Interest Expense Graph

          Three dimensional bar graph which plots net interest expense for the three years ended December 31, 1993, 1992 and 1991. The numbers that appear in each bar are as follows: 1993 - $17; 1992 - $24; 1991 - $28. The caption below the graph states "Net Interest Expense"; "Dollars in millions."

Earnings from Continuing Operations Graph

          Three dimensional bar graph which plots earnings from continuing operations for the three years ended December 31, 1993, 1992 and 1991. The numbers that appear in each bar are as follows: 1993 - $89; 1992 - $76; 1991 - $64. The caption below the graph states "Earnings from Continuing Operations";"Dollars in millions"; "Adjusted to exclude one-time items."

Working Capital Graph

          Three dimensional bar graph which plots working capital for the three years ended December 31, 1993, 1992 and 1991. The numbers that appear in each bar are as follows: 1993 - $269; 1992 - $348; 1991 - $244. The caption below the graph states "Working Capital"; "Dollars in millions."

Capital Expenditures and R&D Graph

          Three dimensional bar graph which plots both capital expenditures and research and development. The research and development numbers appear in the bottom half of the bar graph and are the following: 1993 - $64; 1992 - $72; 1991 - $67. The capital expenditures numbers appear at the top half of the bar graph and are the following: 1993 - $55; 1992 - $50; 1991 - $48. The caption below the graph states "Capital Expenditures and R&D"; "Dollars in millions"; "Excludes divested semiconductor equipment operations."

Capitalization Graph

          Three dimensional bar graph which plots both total capitalization and the ratio of long-term debt to capitalization. The ratio of long- term debt to capitalization appears in the bottom half of the graph and the percentages are as follows: 1993 - 26.7%; 1992 - 49.5%; 1991 - 37.8%. The capitalization numbers appear at the top half of the bar chart and are the following: 1993 - $717; 1992 - $743; 1991 - $766. The caption below the graph states "Capitalization"; "Dollars in millions."