Form 10-K, Exhibit 13
period 1994-12-31
GENERAL SIGNAL CORP
filed 1995-03-21
CIK 40834

GENERAL SIGNAL

1994 ANNUAL REPORT

Financial Highlights

Year Ended December 31, (Dollars in millions, except per-share data)            1994      1993
                                                                                ----      ----
Net sales                                                                    $1,527.7   $1,354.2
Earnings from continuing operations(1)                                         $104.1      $86.4
Earnings per share from continuing operations(1)                                $2.20      $1.91
Return on average shareholders' equity
from continuing operations(1)                                                    19.4%      16.9%
Cash dividends paid per common share                                             $.90       $.90



[GRAPHICS OMITTED]


Table of Contents

1        Chairman's Letter
3        Bolt-On Acquisition Strategy
4        General Signal At a Glance
6        Process Controls Highlights
9        Electrical Controls Highlights
12       Industrial Technology
         Highlights
14       Management's Discussion
         and Analysis
18       Report of Management
         and Auditors
19       Statement of Earnings
20       Balance Sheet
21       Statement of Shareholders'
         Equity
22       Statement of Cash Flows
23       Notes to the Financial
         Statements
34       Eleven-Year Financial
         Summary
36       Directors and Officers
37       Shareholder Information

To Our Shareholders

     General Signal marked its 90th birthday in 1994. It was, however, more than just an historic milestone. The past year was one of our most momentous, and for many of the management team, the busiest year ever.

    Most of the Class 1 financial goals we set a number of years ago were either met or exceeded an achievement of which we are proud.

    We increased the annual dividend payout rate from 90 to 96 cents per share the first increase in years and we set an even higher payout target of 40 to 45 percent of trailing earnings. With confidence in our future growth and financial condition, we expect more consistent increases are ahead.

    We welcomed Michael Lockhart to the new position of president and chief operating officer. Mike's extensive experience and terrific business sense will be important assets in achieving General Signal's goals for growth.

   And in a second great appointment, we recently welcomed aboard Terry Martin as our new executive vice president and chief financial officer. Terry's broad background and capabilities will do much to advance our financial and cash management programs necessary tools to meet our growth targets. You should expect better results, sooner, with Mike and Terry as key parts of our team.

    Four new "bolt-on" acquisitions completed during the year strengthened the competitive positions of our pump and electrical fittings businesses, and gave them access to important new markets and distribution channels. At the same time, we increased the critical mass of core Electrical and Process Controls businesses through the consolidation of several units. And we also announced the planned divestiture of the Leeds & Northrup and Dynapower/Stratopower units and took a charge, primarily for taxes, for moving them to discontinued operations. Both are good businesses, but we were not well positioned to make them market leaders.

   Our failed bid for Reliance Electric, while disappointing, gave us insight, experience and $55 million in termination fees, which were used to enhance future earnings. In the failed merger process, we learned how to improve several existing businesses and some new tricks for acquiring companies. But, most of all, we demonstrated that we will "not chase a deal" to the detriment of our current and future shareholders.

Improvements Reflect Success
of Repositioning Effort

     Sales on a continuing business basis for 1994 advanced 13 percent to $1.53 billion from $1.35 billion last year. Operating earnings on a continuing basis gained 21 percent to $169.7 million. Earnings on the same basis were $104.1 million, up 20.5 percent from last year, and earnings per share rose to $2.20, a new record for the company.

Focus Unchanged for Balance of Decade

We will continue to fine-tune our financial goals for the company while setting new growth strategies as we enter the decade's second half.

[GRAPHICS OMITTED]

While we will continue to strengthen the focus on top-line growth through both internal development and bolt-on acquisitions, we will not relinquish our commitment to achieving the financial return targets that have been a cornerstone of our repositioning effort.

     We are pleased with our accomplishments during the decade's first half. General Signal's repositioning over the past six years has yielded the following:

   We have exited the businesses of defense, railroad equipment, and semiconductor. When Leeds & Northrup is sold, we will also have exited the instrumentation, measurement and systems businesses.

   The number of business units has been reduced to 11 from 44 units.

   This has been accomplished through 24 bolt- on acquisitions, 20 unit divestitures, and 15 unit consolidations.

    The average business unit size has increased to $145 million from $37 million.

   Sales per employee have risen to $133,000 from $95,000.

    The number of manufacturing facilities has been reduced from 117 to 68 facilities.

    SG&A as a percent of sales has improved from 24 percent to 18.1 percent at year-end 1994.

    Working capital as a percent of sales has improved from 29.7 percent to
     13.5 percent.

    On a continuing basis, the return on equity has risen to 19.4 percent from less than 10 percent.

Taken together, these measurements place us in Class 1 territory a position we will maintain.

Bolt-On Acquisitions Strengthen
Competitive Position

     The addition of Fairbanks Morse expanded our pump product line and market reach, making General Signal a leading provider of pump equipment to the U.S. municipal market. The acquisitions of Benjamin Signals, Neer Manufacturing, and the assets of Berger Industries' steel fittings business rounded out our signaling and fittings product lines, enhancing these units' positions as leading suppliers to the electrical industry.

Our bolt-on acquisition effort, as outlined following this letter, has successfully generated growth and has allowed us to direct investment to core businesses with the best long-term growth potential. In short, growth through bolt-on acquisitions is now a core competency for General Signal. We will continue to prospect for additions to the company that enhance our global competitive position and shareholder returns.

     Although our bid for Reliance Electric was ultimately unsuccessful, the exercise helped focus our strategic interests even further. Also, the break-up fee has given us an opportunity to accelerate operating improvements, an effort that will have a direct impact on our long-term growth.

     Our consolidations of Kinney Vacuum with General Signal Pump Group, O-Z/Gedney with Sola to form GS Electrical Power Systems Group, and the consolidation of Telenex with Tau-tron to form GS Telecom Group, continue to increase the critical mass of our ongoing businesses.

     1994 was a new high-water mark for General Signal in many respects. It also established a base for continuing performance improvements. Our core competencies disciplined growth, asset management, productivity improvement and acquisition integration will serve us well as we work to generate superior and consistent returns for our shareholders. The hard work and commitment of our employees and support of our shareholders is deeply appreciated.

     On a more personal note, I would like to acknowledge the many outstanding contributions to the development and success of General Signal made by Nathan R. Owen, who will not be standing for re-election to General Signal's board of directors. His support and advice were important to me and to the company. Mr. Owen served as chairman of the board and chief executive officer from 1962 to 1984 and as chairman of the executive committee of the board since 1980. General Signal will always be grateful for his guiding wisdom. For his extraordinary service, the Board will appoint Mr. Owen a Director Emeritus.

Edmund M. Carpenter

Chairman and Chief Executive Officer

Bolt-On Acquisition Strategy


          One of General Signal's strongest core competencies, making and integrating "bolt-on" acquisitions, has enabled the company to grow faster than its fundamental markets. General Signal has completed 24 bolt-on acquisitions during the past six years.

     A bolt-on acquisition is a direct extension of an existing business designed to enhance its strategic position and to create shareholder value. Bolt-on acquisitions are typically:

   Product extensions that are closely aligned with an existing business, its distribution network, and its customers;

   Customer diversifications, in which the acquisition adds similar products that have a different customer base or distribution system; and/or

    Geographic expansions that extend the company's presence in foreign, domestic, or regional markets.

     Because bolt-ons reinforce businesses already well understood by General Signal management, these acquisitions provide a far more favorable return on the company's investment at much lower risk than "stand-alone" or unrelated acquisitions. General Signal identifies companies that offer a good strategic fit with its core businesses and then develops a detailed plan for integrating these companies with existing operations. The goal of integration is to realize the benefits of scale, improved distribution, and other synergies that will enhance the acquired company's ability to compete and grow.

     All bolt-on acquisitions involve some level of integration to achieve cost efficiencies from general and administrative functions, manufacturing operations, and marketing and sales activities. Integrating bolt-on acquisitions quickly and successfully helps to ensure that General Signal realizes the returns and competitive advantages which are the goals of the acquisition effort.

     Bolt-on acquisitions have added almost $400 million in revenue to General Signal's continuing operations since 1988 and have significantly improved the units' competitive positions and critical mass.


Bolt-On Acquisitions  1988 to 1994

Acquisition  - Acquiring Unit                               Products                                   Acquisition Date
- -----------------------------                               ------------                               -----------------
Turbo-Mueller  - Lightnin                                   Mixing equipment                           November, 1988
Jesse (Turbo-Mueller) - Lightnin                            Mixing equipment                           January, 1989
Hydromatic Pumps - General Signal Pump Group                Submersible pumps, grinder pumps, and      January, 1989
                                                            sewage ejector pumps
Mirtone - GS Building Systems Corporation                   Intercom and fire alarm systems            March, 1989
ARC Teleproducts - GS Telecom Group                         Data communications end-user test and
                                                            control equipment                          July, 1989
Dual-Lite - GS Building Systems Corporation                 Exit signs                                 January, 1990
MPH - Revco/Lindberg                                        Fuel-fired and electric furnaces           May, 1990
Borri - GS Electrical Power Systems Group                   Uninterruptible power systems              July, 1990
RTT - GS Telecom Group                                      Monitor/analyzer for telephone company     January, 1992
                                                            networks
ABB-UPS - GS Electrical Power Systems Group                 Uninterruptible power systems              January, 1992
Associated Lighting - GS Electrical Power Systems Group     Hazardous lighting                         March, 1992
FAST - GS Building Systems Corporation                      Fire alarm control systems                 May, 1992
Valex - Lightnin                                            Magnetic drive mixers                      July, 1992
GMV - Lightnin                                              Fixed and portable-mount mixers            July, 1992
Unival - DeZurik                                            Ported gate valves                         August, 1992
Ryken Tube Manufacturing - Metal Forge                      Tubular auto parts                         October, 1992
Northwest Alabama Industries - GS Electrical Power          Electric tubing/fittings for light         November, 1992
Systems Group                                               commercial applications
Revco Scientific - Revco/Lindberg                           Ultra low-temperature freezers,            October, 1993
                                                            refrigerators, and CO2 incubators
                                                            for life sciences research
Layne & Bowler - General Signal Pump Group                  Vertical pumps for water supply,           November, 1993
                                                            treatment, and irrigation
Jannette Drives  - Leeds & Northrup                         Large drive units for electric utilities   November, 1993
Benjamin Signals  - GS Building Systems Corporation         Audible and visual signals for industrial
                                                            and hazardous locations                    March, 1994
Assets of Berger Industries' steel fittings                 Steel fittings for nonresidential          March, 1994
division  - GS Electrical Power Systems Group               construction
Neer Manufacturing  - GS Electrical Power Systems Group     Zinc die-cast fittings                     April, 1994
Fairbanks Morse - General Signal Pump Group                 Pumps for wastewater treatment,
                                                            irrigation, home water                     December, 1994
                                                            systems, fire protection, and general
                                                            industrial use

      4 and 5


General Signal At a Glance

[GRAPHICS OMITTED]


PRINCIPAL BUSINESSES
Process Controls
General Signal Pump Group
North Aurora, Illinois

PRODUCTS
Centrifugal, submersible, regenerative turbine, and vertical turbine pumps; mechanical vacuum pumps and pump packages

MARKETS SERVED
Municipal and residential water and wastewater treatment, commercial heating, ventilation and air conditioning;
agriculture; food processing and packaging; chemical and pharmaceutical processing; electrical manufacturing and service; specialty metals processing; and heat treating and other manufacturing industries

MAJOR COMPETITORS
ITT (Bell & Gossett, Flygt, Allis-Chalmers), Syncroflow,
Weil, Taco, F.E. Meyer, Peerless, Stokes, Leybold, Edwards,
Busch, Nash

ECONOMIC VARIABLES
Residential and nonresidential construction; industrial capital spending


PRINCIPAL BUSINESSES
Lightnin
Rochester, New York

PRODUCTS
Industrial fluid mixers, agitators, and coal feeder equipment

MARKETS SERVED
Process industries, including chemical, petroleum, minerals processing; food and beverage, and pharmaceutical manufacturing; industrial and municipal water treatment and supply; electric utilities

MAJOR COMPETITORS
Chemineer, Philadelphia Mixers, EMI

ECONOMIC VARIABLES
Electric utility spending and industrial capital spending

PRINCIPAL BUSINESSES
DeZurik
Sartell, Minnesota

PRODUCTS
Industrial valves that isolate and throttle gases, liquids, slurries and dry solids; consistency transmitters

MARKETS SERVED
Process industries, including chemical, petroleum, and minerals processing; pulp and paper manufacturing; air conditioning, industrial and municipal water and waste-water treatment; electric utilities

MAJOR COMPETITORS
Keystone, Pratt, Fisher, Neles-Jamesbury

ECONOMIC VARIABLES
Industrial capital spending and government funding for water treatment and sewage treatment


PRINCIPAL BUSINESSES
Revco/Lindberg
Asheville, North Carolina

PRODUCTS
Ultra-low temperature laboratory freezers, specialty refrigerators, and CO2 incubators; industrial and laboratory ovens and furnaces

MARKETS SERVED
Life science and industrial laboratory research; primary and fabricated metals processing; electronic equipment processing

MAJOR COMPETITORS
Forma Scientific (Life Sciences Int'l, PLC), Sanyo,
Barnstead/Thermolyne (Sybron Int'l Corp.), Despatch, Grieve,
Gruenberg Oven Co., Surface Combustion

ECONOMIC VARIABLES
Government and industrial funding of research, fabricated metals, automotive, consumer electronics and industrial capital spending


ELECTRICAL CONTROLS

PRINCIPAL BUSINESSES
GS Electrical Power
Systems Group
Farmington, Connecticut

PRODUCTS
Uninterruptible power systems, DC power supplies, power conditioners/regulators, low-voltage general purpose transformers, and transformer remanufacturing/decommissioning services; electrical conduit and cable fittings, enclosures and controls, industrial lighting, heat-trace systems, and firestop products

MARKETS SERVED
Computer and electronic equipment manufacturers and users, electric utilities; factory automation; nonresidential and nonbuilding construction; large processing industrials

MAJOR COMPETITORS
Emerson, Exide, American Power Conversion, Square D, ITT,
Zytec, AT&T, GE, ABB, Thomas & Betts, Harvey Hubbell, Crouse
Hinds, Appleton, Raychem, Thermon, Dow, 3M

ECONOMIC VARIABLES
Nonresidential construction; industrial and retail capital spending


PRINCIPAL BUSINESSES
GS Building Systems Corporation
Farmington, Connecticut

PRODUCTS
Fire detection systems, low-voltage systems service, emergency lighting, exit signs, signaling devices, and flexible wiring systems

MARKETS SERVED
Commercial, industrial, and institutional construction

MAJOR COMPETITORS
Simplex, Cerberus, Pittway, Federal Signal, Lithonia, Kaufel
Group

ECONOMIC VARIABLES
Construction and life safety building codes


PRINCIPAL BUSINESSES
GS Electric
Carlisle, Pennsylvania

PRODUCTS
Universal, blower, and permanent magnet fractional horsepower electric motors

MARKETS SERVED
Consumer appliance manufacturing and commercial applications

MAJOR COMPETITORS
Ametek (Lamb Electric), Northland, United Technologies,
Mamco

ECONOMIC VARIABLES
Consumer spending


PRINCIPAL BUSINESSES
Dielectric Communications
Raymond, Maine

PRODUCTS
Radio frequency transmission and pressurization equipment and systems

MARKETS SERVED
Broadcasting, telecommunications, government

MAJOR COMPETITORS
Andrew, Harris, Pure Gas

ECONOMIC VARIABLES
Spending by TV and FM/AM radio stations, Bell Operating
Companies and independents


INDUSTRIAL TECHNOLOGY

PRINCIPAL BUSINESSES
Metal Forge
Dublin, Ohio

PRODUCTS
Cold-forged solid and tubular metal components and assemblies for automobiles and bicycles

MARKETS SERVED
Automotive and bicycle manufacturers and tier-one suppliers to these manufacturers

MAJOR COMPETITORS
Divisions of automotive OEMs; TRW Inc. (Thompson Products
Division), Japanese-owned transplanted suppliers;
off-shore bicycle forging suppliers, Walker, Arvin

ECONOMIC VARIABLES
Domestic auto, car, and bicycle production


PRINCIPAL BUSINESSES
GFI Genfare
Elk Grove Village, Illinois

PRODUCTS
Electronic fareboxes, turnstiles, and vending equipment

MARKETS SERVED
Mass transit systems and federal government agencies

MAJOR COMPETITORS
Cubic, CGA, Autelca

ECONOMIC VARIABLES
Funding for mass transit

PRINCIPAL BUSINESSES
GS Telecom Group
Mount Laurel, New Jersey

PRODUCTS
Performance monitoring and test equipment for telecommunications networks; data communications network management systems, and diagnostic equipment

MARKETS SERVED
Telecommunications service providers and network operators worldwide; data centers at industrial corporations, banking and financial service organizations, and other data communi-cations network operators and users

MAJOR COMPETITORS
Hewlett-Packard, Dynatech TTC, Hekimian, Anritsu, Wiltron,
NSC, Data Switch, Tekelec, ADC

ECONOMIC VARIABLES
Capital spending in the banking and financial services sector; interexchange long-haul carriers and telecom authorities overseas; capital spending on computer systems and spending by Bell Operating Companies and independents

PROCESS CONTROLS

[GRAPHICS OMITTED]

     General Signal's Process Controls sector delivered strong earnings growth in 1994, reflecting the sector's enhanced competitive position in the United States and abroad, "bolt-on" acquisitions particularly in the pump business and a continued effort to improve productivity and reduce operating costs.

     The recent consolidation of Kinney Vacuum with General Signal Pump Group and the planned divestiture of Leeds & Northrup reflect General Signal's continued focus on building critical mass and enhancing the competitive position of its core businesses. Leeds & Northrup has undergone a successful repositioning effort, introducing an array of new products while significantly reducing costs. However, changes within the instrumentation and measurement section of the process controls industry led General Signal to conclude that Leeds & Northrup would be better suited to an owner who already has significant critical mass in this area or whose strategic focus is to build such a presence.

     With the recent bolt-on acquisition of Fairbanks Morse Pump Corporation, General Signal Pump Group (formerly Aurora Pump) became a leading supplier to the domestic municipal market. Fairbanks' strength in wastewater treatment, fire protection, and industrial and home water systems gives General Signal the industry's most comprehensive line of pumps and expands its distribution network.

     The 1993 addition of Layne & Bowler to General Signal Pump Group increased the company's share of the domestic municipal market and aided the unit's expansion into international markets.

     New business included the sale of the unit's first vertical turbine pumps to a New Jersey municipality. The unit also received contracts for dry-pit, non-clog pumps to pump wastewater in treatment plants in Southern California and Pennsylvania. General Signal Pump Group plans to introduce the industry's first energy-efficient dry-pit, non-clog pump to the municipal market in 1995.

     The unit significantly increased its share of the fire protection market in 1994 as a result of higher regional market sales for diesel engine- driven products, a new distributor promotional pricing program, and increased packaged sales of Layne & Bowler vertical pumps and Aurora horizontal pumps. Shorter lead times also helped boost orders for the unit.

     Capitalizing on new guidelines set by the National Fire Protection Association, the unit introduced its first vertical in-line fire pump to the domestic market. The product expands the unit's commercial market reach to include small buildings. International pump sales also improved as a result of a concentrated effort to market the company's line of pumps designed to be powered by 50 Hertz motors.

General Signal Pump Group plans to take advantage of robust growth in the overseas commercial market by introducing a new line of multi-stage diagonal split-case pumps in 1995. These pumps provide high-pressure pumping for boiler feed and high-rise building water supply projects.

     Domestic and international vacuum pump sales increased as well in 1994, aided by the 1993 introduction of the unit's liquid ring vacuum pump, and strong sales to domestic and foreign manufacturers in the food packaging markets. The unit also became a supplier of rotary piston pumps to one of the world leaders in vacuum packaging equipment during 1994.

     General Signal Pump Group's line of mid-sized liquid ring vacuum pumps contributed to strong revenue growth in the chemical market. The product line should continue to offer steady sales gains both in the U.S. and abroad as the unit introduces the line to its foreign distribution network. Overall, international pump sales increased significantly in 1994 and are expected to continue to grow strongly in 1995.

     Lightnin continued to lead the world mixer market, providing cost-effective and technologically advanced solutions to the chemical, mineral, pulp and paper, and municipal water and wastewater markets.

     Demand for mixers used in chemical applications, particularly in the production of terephthalic acid, continued to be strong, as Lightnin offers the industry's most efficient large mixers for this application.

     Lightnin successfully pursued new applications for its bottom-entry seal-less mixer line, winning its largest single contract from a major soft-drink manufacturer. Used in conjunction with top-entry mixers, these bottom-entry units allow mixing to continue at low liquid levels, resulting in higher yields for the manufacturer.

The unit also expanded its presence in Asia, where infrastructure spending increased demand

[GRAPHICS OMITTED]
     for low-cost, efficient water and wastewater treatment mixers. A new light assembly and shipping facility in Shanghai, China will allow Lightnin to respond more quickly to its Chinese customers. This facility will also provide an export platform to other Asian markets. In addition, Lightnin plans to introduce a new parallel shaft gear drive in 1995. The new product responds to growing demand for large, inexpensive mixers for water treatment and minerals processing applications in Asia and other developing regions, where the drive's compact design makes it less expensive to produce.

     Lightnin's Stock Equipment division received a large order for coal feeders to supply 3600 megawatts of power to China as a result of its recent joint venture with Shenyang Power Equipment Company. As this order indicates, China is adding as much power every year as the United States will add throughout the 1990s. Stock expects order levels to continue at a high rate over the next several years.

     Sales for DeZurik's valve business declined slightly as a result of continued weakness in the paper industry. However, this decline was nearly offset by increased sales in the municipal and wastewater treatment markets. Sales for valves larger than 36 inches in diameter increased, a trend that is expected to continue as large municipalities expand and retrofit their waste treatment plants.

     The unit also broadened its range of products for the pulp and paper market to position itself for the market's anticipated recovery. The fourth quarter was the strongest for the pulp and paper industry in several years. DeZurik's orders were up in this period, indicating that this recovery has begun.

     A new sales office in Austria broadened DeZurik's European operations to central Europe and helped secure a multi-million dollar contract for a Middle Eastern desalinization project.

     Further, to ensure long-term growth and profitability, the unit is focusing its product development efforts on new seating and materials technology, actuators, and consistency transmitters. These efforts, in conjunction with cost reduction programs now underway, are expected to provide significant growth in sales and profits in 1995.

     Revco/Lindberg delivered strong earnings in 1994 as the unit consolidated its manufacturing and administrative operations, focused on growth opportunities in the laboratory and industrial markets, and channeled products to the unit's expanded distribution network. These efforts, combined with an aggressive cost-reduction program, resulted in a significant increase in earnings.

     The unit maintained its position as a leading supplier of ultra-low temperature freezers and specialty refrigerators. A new line of chlorofluorocarbon-free laboratory refrigerators, redesigned in anticipation of 1996 government regulations banning chlorofluorocarbons, was well received. An expanded line of laboratory ovens introduced under the Lindberg_ and Blue M_ names is also expected to contribute to sales growth in the coming years.

     A major restructuring of Revco/Lindberg's industrial business resulted in a substantial increase in profits during 1994. Growing demand for industrial furnaces allowed the unit to capture large contracts from Pratt and Whitney for heat-treating furnaces for the production of jet engine components, and from Siemens for a walking beam furnace for a nuclear application.

     Revco/Lindberg also introduced a leading-edge vertical elevator conveyor oven that features a much smaller footprint, which will enable manufacturers to improve productivity by making the most efficient use of factory space. A sustaining effort to reduce costs and focus on areas of growth should continue to enhance the unit's earnings in the year ahead.

     Sales for the Process Controls sector's late-cycle businesses will benefit as the economy improves. Margins should also continue to improve as units leverage their competitive positions and realize the benefits of bolt-on acquisitions and new product introductions.

[GRAPHICS OMITTED]

ELECTRICAL CONTROLS

[GRAPHICS OMITTED]

     General Signal's Electrical Controls sector achieved robust increases in sales and earnings, reflecting stronger operating trends within the fire safety and control, power transformer, and power protection markets. "Bolt-on" acquisitions for the sector's conduit fittings and signaling businesses broadened their product offerings and strengthened distributor relationships, positioning the units for continued growth in the year ahead.

     GS Building Systems Corporation's life safety and signaling business increased sales for the unit's fire detection systems. Volume was strong in the institutional market with the unit winning new contracts for fire detection systems at the Los Alamos, New Mexico nuclear research facility and the Y-12 Nuclear Facility in Oak Ridge, Tennessee.

Integration of the Benjamin Signals product line, acquired this year, enabled the unit to consolidate further its strong market share position with the electrical wholesaler, an effort that will continue as the unit targets competition in specific market categories more directly.

     New products also helped expand the unit's competitive position. The unit introduced a revolutionary new line of microprocessor-based smoke detectors designed to distinguish between smoldering and flaming fires, virtually eliminating false alarms. This leading-edge technology in fire detection and prevention systems is expected to make a significant contribution to unit sales in 1995.

     The unit extended its popular line of LED exit signs to offer a new low-watt green exit sign and a version featuring larger lettering. Both products expand the unit's reach to new markets by combining energy efficiency with designs that comply with safety codes in certain regional and building environments.

     GS Building Systems Corporation was chosen to supply a fully differentiated line of large building fire detection systems for Honeywell Inc. worldwide. The agreement expands the company's international presence and exposure beyond the construction market to include the building automation and security sectors.

     The consolidation of O-Z/Gedney's electrical fittings business with Sola Electric formed GS Electrical Power Systems Group. This larger unit is capable of providing a more comprehensive array of products to the electrical industry. The combination enhances the critical mass of the new unit, and positions it for future growth.

     GS Electrical Power Systems Group successfully delivered operating earnings generated by the earlier consolidation of Hevi-Duty's general purpose and control transformer business, gaining leverage and targeting opportunities for growth through its electrical distribution channel.

     Hevi-Duty's remanufacturing and decommissioning transformer business expanded sales by adding new utility customers in the Midwest and South. Productivity improvements contributed to the significant earnings rise over prior years.

     The unit's power protection and small transformer products contributed substantially to unit profits as these businesses shifted their focus from lower-margin commodity products to higher value products with unique features to solve power quality problems. A continued emphasis on opportunities in the industrial maintenance and repair and automation market should help the unit maintain the favorable growth established in 1994.

     A strategic partnership with Hewlett-Packard to supply computers with uninterruptible power protection builds on GS Electrical Power Systems Group's ability to provide both built-in uninterruptible power supply and DC battery back-up technology to the computer market. This core competency will be used to forge partnerships with other global computer manufacturers.

     In an effort further to support its uninterruptible power supply offerings, the unit also introduced a new line of differentiated products suitable for global distribution. The first off-line and on-line products, which were introduced abroad in 1994, were well received. A third interactive line product is scheduled for introduction in 1995.

     An aggressive international sales effort netted the unit a contract for three 400 KVA, three-phase uninterruptible power systems to protect the communications network for Moscow's government buildings from power outages.

[GRAPHICS OMITTED]

     The unit will also provide a custom-designed power system to protect the control circuits of a new geothermal power plant in Italy.

     Sales for power transformers continued to recover. GS Electrical Power Systems Group forged an innovative partnership with a number of investor-owned utilities, including American Electric Power, that will streamline their procurement costs and shorten cycle times, and offer competitive benefits to both businesses.

     The bolt-on acquisitions of Neer, a manufacturer of zinc die-cast fittings, and Berger Industries' steel fittings division gave the unit the broadest conduit and cable fittings business in the electrical industry. These acquisitions extend the unit's opportunities to include the residential and light commercial construction sectors.

     New product introductions within the newly consolidated firestop, industrial lighting, and enclosure and control product segments helped the unit boost sales for these products and increase its penetration of the commercial and industrial markets. Sales for heat-trace systems continued to grow strongly, as the unit increased production yields to selected original equipment segments in Canada and Europe.

     GS Electric's electric motor business achieved record sales and earnings as a result of strong orders in all of its markets, especially floor care and fitness. In response to rising material costs and customer resistance to price increases, the unit focused its efforts on improving operating efficiency, cost reduction, and honing its technical capabilities. GS Electric's position as the leading supplier of low-cost, custom-designed motors to original equipment manufacturers in the floor care, lawn and garden, and exercise markets will enable the unit to participate in market growth from rising consumer demand for these products.

     GS Electric boosted its sales to the floor care market, developing new motors for applications in upright vacuums, extractors, wet/dry vacuums, and hand held units sold by both existing and new customers.

     Continued demand for fitness products and increased volume in floor care from product line extensions should help maintain the positive trend in earnings that GS Electric enjoyed in 1994.

     Dielectric Communications successfully entered four new international markets, supplying radio frequency broadcast equipment for new communications projects in Kuwait, Saudi Arabia, India, and Nigeria.

     Domestically, Dielectric's sales also improved, as the unit's expertise in broadcast transmission systems resulted in a contract to supply custom antennas, transmission line, and waveguide equipment for a three-TV station project in Madison, Wisconsin.

     The unit introduced a new water-sealed compressor for its mid-range and large capacity dehydrators, which telephone companies use to pressurize underground cables. The new product is quieter, easier to repair in the field, and includes a complete line of retrofit kits that allow customers to use the compressor in competing water-sealed dehydrators. This new compressor is expected to increase sales of Dielectric's larger capacity dehydrators and off-the-shelf compressors in 1995.

     While this sector's substantial tie to the nonresidential and nonbuilding construction market will most likely continue to challenge sales growth, 1995 earnings should reflect the sector's strong market positions and improved operating efficiency.

[GRAPHICS OMITTED]

INDUSTRIAL TECHNOLOGY

[GRAPHICS OMITTED]

     The Industrial Technology sector produced record sales and earnings in 1994, aided by strong performance from the sector's automobile equipment, fare collection, and vending equipment businesses.

     Continued strong growth in the automotive industry contributed to healthy sales gains for Metal Forge. The unit extended its best-selling product line, the suspension arm assembly, providing a rear suspension wire arm for the 1995 model Chrysler Cirrus and Dodge Stratus mid-size cars. The assembly is expected to improve annual sales over the next several years.

     A new bicycle crank and sprocket combination, developed for a domestic juvenile "sidewalk bike" also boosted sales and extended the unit's expertise in bicycle parts to the children's market.

     Sales for replacement auto parts were brisk, as recall campaigns for catalytic converters increased. Sales initiatives in 1995 will develop new markets for these replacement products. Demand for original equipment parts in the automotive market is expected to be strong again in 1995.

     The consolidation of Tau-tron's telecommunications monitoring and test equipment business, and Telenex, which continued to be the leading provider of switching systems for wide-area networks in 1994, formed GS Telecom Group. This larger unit promises to be highly competitive in the telecommunications marketplace.

     GS Telecom Group penetrated the local-area network and channel system markets in 1994. The unit established a strong following for its new 2700 LAN/WAN switching system, winning the largest order in its ten-year history from Bell South Telecommunications, Inc. The 2700 system will manage 13,000 ports at six sites within the Bell South network.

     Unique in the industry, the 2700 allows network managers to connect computers within a local or wide-area network from one central switching system, eliminating the need to rewire networks when employees change workstations.

     GS Telecom's newest product, the ESCON converter, was developed jointly with IBM as an enhancement to the unit's 2300 Channel Switching System. The converter gives data centers a cost-effective way to connect peripheral equipment, such as disk drives, magnetic tape drives, and printers via fiber optic cabling to host mainframe systems.

     In addition, the unit introduced the 8800 Series ATM Analyzer, becoming the first supplier in the industry to offer an upgrade to existing equipment used to test integrated voice, data, and video communications.

     GS Telecom Group continued to build niche markets for its key product lines. The unit's flagship test and monitoring product sector, Network Channel Office Equipment (NCOE), showed continued strength, driven by the market's demand for more test and monitoring services in critical applications.

     The unit continued to expand its customer base for the Integrated Monitor and Test System (IMATS) and 9001 performance monitor and test product line, as several analog switched-access system accounts upgraded to IMATS and began to integrate their digital and analog test and monitoring systems. In addition, GS Telecom Group introduced a new signaling tester to support the installation of telephone switching equipment in Eastern Europe, Asia, and Latin America, where massive telecommunications network upgrades are underway.

     Sales and earnings for GFI Genfare set records in 1994, aided by new contracts, product extensions, and entry into new markets. The success of its Ticket Reader/Issuer Machine, first introduced in 1992 as an attachment to bus fareboxes, has given GFI Genfare a leadership position in the transit market that should continue to fuel rapid sales growth in 1995 and 1996. New contracts for more than $30 million in electronic registering fare boxes and fare collection products for transit systems were received in 1994.

     The unit substantially completed manufacturing of its first postage stamp dispensing machines in 1994, shipping more than 4,000 units to the U.S. Postal Service. The new machine dispenses stamp booklets and single coil stamps, accepts U.S. currency, coins and credit/debit cards, makes change, records the transaction electronically, and issues a receipt. GFI Genfare has developed a range of additional options for the equipment, which should result in additional orders as the Postal Service broadens installation of new machines.

     The Industrial Technology sector should continue to see good earnings and margins in the year ahead as its businesses benefit from leading market positions, the introduction of new products in 1994, and continued market growth.

[GRAPHICS OMITTED]

Management's Discussion and Analysis
MD&A of Financial Condition and Results of Operations

     The following discussion should be read in conjunction with the company's consolidated financial statements and notes thereto. All amounts are in millions except per-share data.

Results of Operations

     During 1994, the company reported earnings from continuing operations of $104.1 (or $2.20 per share), compared with $98.1 (or $2.17 per share) during 1993. Results for 1994 and 1993 included the unusual charges and credits discussed below. In addition, all previously reported periods have been restated to exclude discontinued operations (see details on page 30). The year-to-year comparisons exclude these unusual items. To assist the reader, where applicable, we have bracketed the unusual items in the discussion.

The table below compares selected operating results on an as reported basis to the results excluding the effect of the unusual items. A brief explanation of the unusual items follows the table.

                                                                   1994                                      1993
                                     1994            1994    Analytical          1993          1993    Analytical
Year Ended December 31,          Reported      Analytical(1)    Percent      Reported    Analytical(1)    Percent
                                 --------------------------------------------------------------------------------
Net sales                        $1,527.7        $1,527.7                    $1,354.2    $1,354.2
Gross margin                        418.2           445.9        29.2%          395.2       399.6         29.5%
Selling, general and
  administrative expenses           292.3           276.2        18.1%          259.3       259.3         19.1%
Operating earnings                  172.1           169.7        11.1%          155.7       140.3         10.4%
Earnings from continuing
  operations                       $104.1          $104.1         6.8%          $98.1       $86.4          6.4%
Earnings per share of
  common stock from
  continuing operations             $2.20           $2.20                       $2.17       $1.91

(1) Excludes the effect of items discussed below.


     Reliance Merger Break-Up Fee: During the fourth quarter of 1994, the company's planned merger with Reliance Electric was not successfully concluded, and, as a result, the company received a break-up fee of $50.0. The company also incurred $3.8 of net expenses related to the merger.

     Consolidation of Operations, Asset Valuations and Other Charges: During the fourth quarter of 1994, the company recorded $46.2 of charges related principally to consolidation of certain operations ($11.8), asset valuations ($24.1) and environmental and other issues ($10.3). Management anticipates lower costs in the future primarily from improved productivity and operating unit consolidations. It is expected that approximately $14.0 to $15.0 of these charges will result in cash expenditures in 1995 and 1996. During 1993, the company charged $4.4 to cost of sales to reflect permanent declines in the value of assets.

     SEO: During 1993, the company substantially completed the divestiture of Semiconductor Equipment Operations with higher than expected proceeds from the sale of these units and lower than expected severance costs. As a result, $53.2 of excess reserves were returned to operating income. At December 31, 1994, the SEO reserves remaining were $18.1 which the company anticipates will be expended in 1995.

     Restructuring: In 1993, the company provided $15.0 for restructuring, including factory consolidation and rearrangement ($13.1), product restructuring and realignment ($0.9), and reorganization of lines of distribution and administration ($1.0), all related to the continuing operations of the company. Substantially all such activities were completed during 1994.

[GRAPHICS OMITTED]

     Previously Divested Businesses: The company recognized in 1993 an additional $5.2 charge related to previously divested businesses.

     Adoption of New Accounting Standards: The company adopted SFAS 112, "Employers' Accounting for Postemployment Benefits," effective January 1, 1993. The impact of adopting this standard (shown as the cumulative effect of accounting changes in the statement of earnings) was a non-cash, after-tax charge of $25.3 in 1993.

     Extraordinary Charge: During 1993, the company extinguished certain high-rate debt resulting in an extraordinary charge of $6.6.

     Revco Transaction: During 1993, the company recorded a charge of $13.2 for transaction costs and consolidation of its Lindberg unit with Revco. Substantially all such activities were completed during 1994.

     1994 Compared with 1993 (Analytical) Revenues: Sales rose 12.8 percent from 1993 to $1,527.7. Domestic sales increased 14.2 percent, reflecting the strength of the domestic economy. Exports increased 13.2 percent, and foreign shipments increased 3.4 percent.

     Sales in the Process Controls sector were $606.4, up 11.1 percent from 1993. The sector saw increased sales in its vacuum pump lines and its non-ferrous and heat-treat products. In addition, almost one-third of the increase was from the late 1993 acquisition of Layne & Bowler, a municipal water pump manufacturer.

     Sales in the Electrical Controls sector rose 13.1 percent to $618.6 in 1994, primarily from higher shipments of life safety products, conduit fittings and other electrical products, and electrical motors. 1994 acquisitions contributed $20.0 of the growth in sales of conduit fittings and other electrical products.

     Industrial Technology sector sales grew 15.8 percent to $302.7. Accounting for this growth were greater shipments of OEM automotive components and bus and rail fare equipment. A significant portion of the increased sales in 1994 resulted from the shipment of U.S. Postal Service stamp vending machines.

     Costs and Expenses: In 1994, gross margins were flat at 29 percent of sales [excluding unit consolidation, asset valuation and other charges in 1994 of $27.7 and asset valuation charges in 1993 of $4.4].

     The ratio of selling, general and administrative expenses to sales improved to 18.1 percent from 19.1 percent a year ago [excluding unit consolidation, asset valuation and other charges in 1994 of $16.1]. Contributing to the lower rate of SG&A expenses to sales were the successful cost reduction efforts undertaken by the company in 1993 and prior years. SG&A expenses included pension credits of $9.7 in 1994 and $8.6 in 1993. These credits resulted from the overfunded pension plan and favorable long-term investment results. Market conditions during 1994 were not favorable and the company anticipates lower pension credits in 1995. Spending on research and development was 3 to 4 percent of sales in both years.

     Net interest expense of $11.8 decreased from 1993 because of the extinguishment of higher rate debt in 1993 and generally lower average debt levels in 1994.

     The effective income tax rate was 35 percent in 1994 compared with 29.5 percent in 1993. 1993 income taxes included benefits from adjustments of prior year tax reserves and an increase in the company's deferred tax assets arising from 1993 tax legislation.

     Earnings improved to $104.1 or $2.20 per share for the year, a 20.5 percent improvement over 1993 comparable results of $86.4 or $1.91 per share. [1994 analytical amounts exclude charges for consolidations of operations, asset valuations and environmental matters of $46.2, the Reliance break-up fee of $50.0, and net expenses of $3.8 incurred in connection with the planned merger. 1993 analytical amounts exclude restructuring charges of $15.0, asset valuation charges of $4.4, previously divested business charges of $5.2, Revco transaction and consolidation charges of $13.2, and a net gain of $53.2 million from divestiture of SEO businesses.]

[GRAPHICS OMITTED]

1993 Compared with 1992 (Analytical)

     Revenues: Net sales were flat at approximately $1.35 billion for both years [excluding sales of $135.0 in 1992 from SEO]. A 3.8 percent increase in domestic sales was offset by international and export sales declines. International and export sales were hurt by a generally stronger U.S. dollar and weakened economies in Europe and in Asia, especially Japan.

     Sales in the Process Controls sector were $545.8, flat compared with 1992 primarily from softer international demand. Sales included $2.7 from the company's acquisition of Layne & Bowler late in 1993.

     In the Electrical Controls sector, sales were $547.1, down 3.6 percent from 1992 sales of $567.5. Only partially offsetting this decline were strong domestic and international shipments of fire safety control products. A significant portion of the decline was attributable to the sale of Sola's Canadian lighting ballast business ($12.0), declines in orders for electric motors used in floor care products, lower international demand for uninterruptible power systems, and lower sales of hazardous location equipment and medium power transformers.

     Sales in the Industrial Technology sector of $261.3 were up 15.3 percent from $226.7 in 1992 [excluding $135.0 of sales from SEO], reflecting increased demand for truck products and the impact of the acquisition of Ryken Tube Manufacturing made in 1992. Transit equipment sales also improved in 1993 as several large municipal transit authorities accepted large shipments of turnstiles, TRiMTM fare collection equipment, and token and ticket vending machines. The continued success of the matrix switch product line and other telecommunications products also helped sales.

     Costs and Expenses: Gross margins [excluding $16.5 of gross margin from SEO in 1992 and $4.4 of asset valuation charges in 1993] were flat as a percentage of sales reflecting the continued pricing pressures experienced by the company and the offsetting cost control measures that were taken earlier this year, including the impact of the restructuring activities and a change in postretirement benefits that reduced annual expense from $11.9 in 1992 to $2.1 in 1993. In addition, the company realized $2.5 of LIFO reserve liquidations in 1993 and $1.1 in 1992 as a result of aggressive inventory management and product cost reduction programs.

     The ratio of selling, general and administrative expenses to sales improved to 19.1 percent over year ago levels primarily from continued cost control efforts [excluding SEO expense of $23.5 in 1992]. Included in 1993 selling, general and administrative expenses was $1.7 for the incremental cost of SFAS 112, principally related to severance benefits. The company recognized pension credits in operating earnings of $8.6 and $14.0 in 1993 and 1992, respectively. Spending on research and development remained consistent at approximately 4 percent of sales for both years [excluding SEO spending of $22.7 in 1992].

     Net interest expense of $16.6 decreased in 1993 from 1992 interest of $24.8 because of the extinguishment of higher rate debt as a result of the equity offering, proceeds from the sale of SEO, and lower interest rates.

     The effective income tax rate for 1993 was 29.5 percent compared with
33.7 percent for 1992.

Liquidity and Capital Resources

     Net cash provided by operating activities was $111.6 in 1994 compared with $43.0 in 1993. Included in 1994 cash from operations was the Reliance break-up fee of $50.0 less net expenses of $3.8 incurred in connection with the planned merger. Cash expenditures related to SEO divestitures, restructuring and severance were $14.0, $13.0 and $8.0, respectively, in 1994 and $38.0, $22.0 and $8.0, respectively, in 1993.

     Capital expenditures were $74.8 in 1994 compared with $55.1 in 1993. 1994 capital expenditures included upgrades of the North Aurora, Illinois, LaGrange, Georgia and Rochester, New York manufacturing facilities, development of the Signature SeriesTM smoke detector production facilities, the completion of a new production facility at Revco/Lindberg in Asheville, North Carolina, and a new administrative and technical center in Connecticut for GS Building Systems Corporation. The company anticipates that capital expenditures will be lower in 1995 than in 1994 principally as a result of the discontinued operations.

[GRAPHICS OMITTED]

     Proceeds from the SEO dispositions were $26.2 in 1994 compared with $97.6 in 1993. The company expects to receive proceeds of $145.0 to $175.0 during 1995 from the disposal of the operations discontinued in 1994, with income taxes estimated to be $20.0 to $30.0. The company invested $83.3 in cash for 1994 acquisitions compared with $20.0 in 1993. The company has consistently grown through acquisitions of businesses and product lines, investing approximately $246.0 in cash and common stock during the three years ended December 31, 1994. Four acquisitions were completed in 1994, three during 1993, and nine in 1992.

     Net cash provided from financing activities was $19.1 in 1994 including net borrowings of $70.9 and dividend payments of $42.6. In 1993, cash of $79.3 was used for financing activities primarily as a result of the payments of debt and dividends ($227.7) offset by the sale of common stock ($139.1).

     Long-term debt-to-capitalization increased to 32.9 percent at December 31, 1994 from 26.7 percent at December 31, 1993, principally as a result of the company's bolt-on acquisitions during 1994.

     At the end of 1993, the company had $702.0 of unused lines of credit. During 1994, the company terminated $300.0 of uncommitted and unutilized domestic lines of credit and $19.0 of foreign credit facilities, leaving unused lines of credit of $382.9 (principally committed revolving credit agreements) at December 31, 1994. In January 1995, the company amended its committed revolving credit agreement extending the maturity date to January 2000. Additionally, the company pre- registered $300.0 with the Securities and Exchange Commission under a universal shelf filing dated May 16, 1994, providing the flexibility to issue a broad variety of securities. At December 31, 1994, the company had the full amount available under the universal shelf registration. The company expects that cash provided from operations and unused credit lines will be sufficient to provide for the company's financing needs for the next year. Additional financing may be undertaken as required.

     At December 31, 1994, the company's balance sheet reflected deferred tax assets of $63.3, which was net of deferred tax liabilities of $121.7 and a valuation allowance of $43.2. The carrying amount of the net deferred tax asset was based on management's assessment of the realizability of the net operating loss carryforwards and deductible items through future taxable earnings or alternative tax planning strategies.

     The company entered into forward foreign exchange contracts to mitigate the risks of doing business in foreign currencies. Almost one-half of these contracts related to the company's discontinued operations. The company hedges currency exposures of firm commitments and specific assets and liabilities denominated in non-functional currencies to protect against the possibility of diminished cash flow and adverse impact on earnings. The company's currency exposures vary, but are primarily concentrated in currencies such as the British pound, Canadian dollar, Australian dollar, Swiss franc and Hong Kong dollar. From time-to-time, international cash flow exposures are not hedged if the cost of hedging is considered to outweigh the potential benefit. Translation exposures are not hedged as they do not represent a cash flow exposure to the company.

Environmental Matters

     The company is involved in various stages of investigation and remediation relative to environmental protection matters. A more detailed discussion of environmental matters has been made on page 26 of the notes to the financial statements.

Other Matters

     As a producer of capital goods and equipment, the results of the company's businesses can vary with the relative strength of the economy. Demand for products in the Process Controls sector follows the demand for capital goods orders. The Electrical Controls sector depends upon several markets, principally the nonresidential construction and computer equipment industries. The Industrial Technology sector depends on several markets, primarily automotive, mass transportation, and telecommunications equipment. Mass transportation depends upon continued federal and local government spending, and telecommunications is dependent upon continued research and development and the continued success of new products. While no one marketplace or industry has a major impact on the company's operations or results, the inherent pace of technological changes presents certain risks that the company monitors carefully. Success within all of the company's businesses is dependent upon the timely introduction and acceptance of new products.

[GRAPHICS OMITTED]

Management's Responsibility for Financial Statements

     Management is responsible for the preparation of the company's consolidated financial statements and related information appearing in this annual report. Management considers that the consolidated financial statements fairly reflect the form and substance of transactions and that the financial statements reasonably present the company's financial position and results of operations in conformity with generally accepted accounting principles. Management also has included in the company's financial statements amounts that are based on estimates and judgments which it views as reasonable under the circumstances.

     The independent accountants audit the company's consolidated financial statements in accordance with generally accepted auditing standards and provide an objective, independent review of the fairness of reported operating results and financial position.

     The Board of Directors of the company has an Audit Committee composed of four non-management Directors. The Committee meets at least three times annually with financial management, the internal auditors and the independent auditors to review accounting, control, auditing and financial reporting matters.

Edmund M. Carpenter
Chairman and Chief Executive Officer

Terence D. Martin
Executive Vice President and
Chief Financial Officer


Report of Independent Auditors

The Board of Directors and Shareholders
General Signal Corporation

     We have audited the accompanying balance sheet of General Signal Corporation and consolidated subsidiaries as of December 31, 1994 and 1993, and the related statements of earnings, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of General Signal Corporation and consolidated subsidiaries at December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

     In 1993, the company changed its method of accounting for postemployment benefits. In 1992, the company changed its method of accounting for income taxes and for postretirement benefits other than pensions. These changes are discussed in the notes to the financial statements.

ERNST & YOUNG LLP
Stamford, Connecticut
January 27, 1995

Statement of Earnings

General Signal Corporation and Consolidated Subsidiaries
Year Ended December 31, (In millions, except per-share data)  1994               1993               1992
                                                              ----               ----               ----
Net sales                                                   $1,527.7            $1,354.2          $1,477.8
                                                            --------            --------          --------
Cost of sales                                                1,109.5               959.0           1,070.2
Selling, general and administrative expenses                   292.3               259.3             287.7
Transaction and consolidation charge                               -                13.2                 -
Disposition of businesses and special items                    (46.2)              (33.0)             85.6
                                                               -----               -----              ----
Total operating costs and expenses                           1,355.6             1,198.5           1,443.5
                                                             -------             -------           -------

Operating earnings                                             172.1               155.7              34.3
Interest expense, net                                          (11.8)              (16.6)            (24.8)
                                                               -----               -----             -----

Earnings from continuing operations before income taxes       160.3                139.1               9.5
Income taxes                                                   56.2                 41.0               3.2
                                                               ----                 ----               ---

Earnings from continuing operations                           104.1                 98.1               6.3
Earnings (loss) from discontinued operations,
  net of income taxes:
  Operations                                                    2.4                (31.5)              6.1
  Disposal                                                    (25.8)                   -                 -
                                                              -----

Earnings before extraordinary charges and cumulative
  effect of accounting changes                                 80.7                 66.6              12.4
Extraordinary charges                                             -                 (6.6)             (0.3)
Cumulative effect of accounting changes                           -                (25.3)            (92.4)
         Net earnings (loss)                                  $80.7                $34.7            $(80.3)
                                                              =====                =====            ======

Earnings (loss) per share of common stock:
  Continuing operations                                       $2.20                $2.17             $0.15
  Discontinued operations                                      0.05                (0.70)             0.15
  Disposal of discontinued operations                         (0.54)                   -                 -
  Extraordinary charges                                           -                (0.14)            (0.01)
  Cumulative effect of accounting changes                         -                (0.56)            (2.21)
                                                                                   -----             -----
  Net earnings (loss)                                         $1.71                $0.77            $(1.92)
                                                              =====                =====            ======

Average common shares outstanding                             47.3                  45.2              41.8
                                                              ====                  ====              ====

See accompanying notes to financial statements.

Balance Sheet

General Signal Corporation and Consolidated Subsidiaries
December 31, (In millions)                                   1994              1993
                                                             ----              ----
Assets
Current assets:
Cash and cash equivalents                                     $0.3              $1.3
Accounts receivable                                          258.3             255.5
Inventories                                                  213.3             196.3
Prepaid expenses and other current assets                     44.5              55.5
Assets held for sale at estimated realizable value           153.6              25.7
Deferred income taxes                                         47.2              60.3
                                                              ----              ----
         Total current assets                                717.2             594.6
Property, plant and equipment                                280.5             263.4
Intangibles                                                  194.3             184.2
Other assets                                                 134.5             134.3
Deferred income taxes                                         16.1              48.4
                                                              ----              ----
         Total assets                                     $1,342.6          $1,224.9
                                                          ========          ========

Liabilities and Shareholders' Equity
Current liabilities:
Short-term borrowings and current maturities
         of long-term debt                                    $2.2              $9.3
Accounts payable                                             152.9             131.3
Accrued expenses                                             183.1             177.8
Income taxes                                                  18.9               7.4
                                                              ----               ---
         Total current liabilities                           357.1             325.8
                                                             -----             -----
Long-term debt, less current maturities                      269.1             191.4
Accrued postretirement and postemployment obligations        161.2             173.7
Other liabilities                                              7.3               8.8
                                                               ---               ---
         Total long-term liabilities                         437.6             373.9
                                                             -----             -----

Shareholders' equity:
Common stock: authorized 150.0 shares; issued
         63.7 in 1994 and 63.4 in 1993                        77.4              77.1
Additional paid-in capital                                   281.1             272.0
Retained earnings                                            620.5             583.1
Cumulative translation adjustments                           (12.1)             (8.5)
                                                             -----              ----
                                                             966.9             923.7
Common stock in treasury, at cost: 16.6 shares in
         1994 and 16.0 shares in 1993                       (419.0)           (398.5)
                                                            ------            ------
         Total shareholders' equity                          547.9             525.2
                                                             -----             -----
         Total liabilities and shareholders' equity       $1,342.6          $1,224.9
                                                          ========          ========

See accompanying notes to financial statements.

Statement of Shareholders' Equity


General Signal Corporation and                               Additional              Cumulative   Common
Consolidated Subsidiaries                             Common    Paid-In   Retained  Translation Stock In
(In millions, except per-share data)                   Stock    Capital   Earnings  Adjustments Treasury
                                                      --------------------------------------------------
Balance at December 31, 1991                           $42.2     $313.5    $701.3      $5.5    $(586.0)
Restatement for acquisition of Revco                     2.6      (63.3)      2.3         -       65.3
Net loss                                                   -          -     (80.3)        -          -
Dividends declared ($0.90 per share)                       -          -     (35.2)        -          -
Exercise of stock options and savings and stock
  ownership plan funding                                 0.3       12.6         -         -        8.7
Translation adjustments                                    -          -         -     (14.5)         -
                                                       -----     ------    ------      ----    -------

Balance at December 31, 1992                            45.1      262.8     588.1      (9.0)    (512.0)
Net earnings                                               -          -      34.7         -          -
Dividends declared ($0.90 per share)                       -          -     (39.7)        -          -
Sale of common stock                                       -       20.4         -         -      102.9
Stock split                                             31.6      (31.6)        -         -          -
Exercise of stock options and savings and stock
  ownership plan funding                                 0.4       20.4         -         -       10.6
Translation adjustments                                    -          -         -       0.5          -
                                                       -----     ------    ------      ----    -------

Balance at December 31, 1993                            77.1      272.0     583.1      (8.5)    (398.5)
Net earnings                                               -          -      80.7         -          -
Dividends declared ($0.90 per share)                       -          -     (43.3)        -          -
Purchase of common stock                                   -          -         -         -      (18.5)
Exercise of stock options and savings and stock
  ownership plan funding                                 0.3        9.1         -         -       (2.0)
Translation adjustments                                    -          -         -      (3.6)         -
                                                       -----     ------    ------      ----    -------

Balance at December 31, 1994                           $77.4     $281.1    $620.5    $(12.1)   $(419.0)
                                                       =====     ======    ======    ======    =======

See accompanying notes to financial statements.

Statement of Cash Flows

General Signal Corporation and Consolidated Subsidiaries      Increase (Decrease) in Cash and Cash Equivalents
Year Ended December 31, (In millions)                                   1994       1993       1992
                                                                        ----       ----       ----
Cash flows from operating activities:
Earnings from continuing operations                                    $104.1      $98.1      $6.3
Adjustments to reconcile earnings to net cash from operating activities:
     Discontinued operations                                            (23.4)     (31.5)      6.1
     Disposition of businesses and special items                            -       10.1      85.6
     Deferred income taxes                                               32.3       (3.7)    (38.5)
     Depreciation and amortization                                       48.4       46.4      56.7
     Pension credits                                                     (9.7)      (8.6)    (14.0)
     Extraordinary charges on early extinguishment of debt                  -       (6.6)     (0.3)
     Other, net                                                          (4.2)       6.6      (2.3)
     Changes in assets and liabilities, net of
      effects from acquisitions and divestitures:
     Accounts receivable                                                (25.2)       5.3      (2.2)
     Inventories                                                        (26.8)      12.9      (1.5)
     Prepaid expenses and other current assets                           (1.0)       5.4      (5.2)
     Accounts payable                                                    29.5       (2.4)      9.5
     Accrued expenses and other                                         (20.3)     (75.3)    (22.4)
     Income taxes                                                         7.9      (13.7)    (17.2)
                                                                          ---      -----     -----
     Net cash from operating activities                                 111.6       43.0      60.6
                                                                        -----       ----      ----
Cash flows from investing activities:
     Dispositions                                                        26.2       97.6       6.2
     Capital expenditures                                               (74.8)     (55.1)    (49.9)
     Acquisitions                                                       (83.3)     (20.0)    (57.3)
     Other, net                                                           0.5       (1.1)     (0.9)
                                                                          ---       ----      ----
     Net cash from investing activities                                (131.4)      21.4    (101.9)
                                                                       ------       ----    ------
Cash flows from financing activities:
     Issuance of long-term debt                                          77.9        9.3     210.6
     Redemption of debt                                                  (7.0)    (189.8)   (144.5)
     Purchase of common stock                                           (18.5)         -         -
     Issuance of common stock                                             9.3      139.1      10.3
     Dividends paid                                                     (42.6)     (37.9)    (35.1)
                                                                        -----      -----     -----
     Net cash from financing activities                                  19.1      (79.3)     41.3
                                                                         ----      -----      ----
Effect of exchange rate changes on cash                                  (0.3)      (0.3)     (2.0)
                                                                         ----       ----      ----
Net changes in cash and cash equivalents                                 (1.0)     (15.2)     (2.0)
Cash and cash equivalents at beginning of year                            1.3       16.5      18.5
                                                                          ---       ----      ----
Cash and cash equivalents at end of year                                 $0.3       $1.3     $16.5
                                                                         ====       ====     =====
Interest paid                                                           $12.4      $23.6     $30.4
                                                                        =====      =====     =====
Income taxes paid                                                       $21.5      $26.7     $17.0
                                                                        =====      =====     =====

See accompanying notes to financial statements.

Notes to the Financial Statements
Accounting Policies

     Consolidation: The financial statements include the accounts of General Signal Corporation and consolidated subsidiaries after elimination of intercompany accounts and transactions. Investments in unconsolidated companies where management exercises significant influence are accounted for using the equity method.

Cash Equivalents: The company considers its highly liquid money market investments with original maturities of three months or less to be cash equivalents.

Inventories: Inventories are stated at the lower of cost or market. Cost is primarily determined using the first-in, first-out (FIFO) method. All other inventories are valued using the last-in, first-out (LIFO) method.

     Property: Property, plant and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of assets. Leasehold improvements are amortized over the life of the related asset or the life of the lease, whichever is shorter.

     Intangibles: Intangible assets (primarily the excess of purchase price over the fair value of net assets acquired) are amortized on a straight-line basis over periods not exceeding 40 years. The company periodically reviews the carrying value of intangibles for recoverability in relation to future undiscounted operating earnings.

     Revenue Recognition: Revenues are primarily recognized as products are shipped and services are rendered. The percentage- of-completion method of accounting is followed for long-term contracts. Under this method, earnings accrue as contracts progress toward completion, generally based on the percentage of costs incurred or the units of product delivered.

     Environmental: The company's environmental accruals cover all anticipated costs, including capital expenditures, investigation, remediation, and operation and maintenance of clean-up sites. Environmental obligations generally are not discounted and are not reduced by anticipated insurance recoveries.

     Postemployment Benefits: Effective January 1, 1993, the company adopted the accrual method (FAS 112) of accounting for postemployment benefits, primarily severance and long-term disability. Previously, the company had used the pay-as-you-go method. The cumulative effect at January 1, 1993 of adopting FAS 112 reduced 1993 net income by $25.3, net of $12.7 of income tax benefits.

     Earnings Per Share: Earnings per share of common stock was calculated by dividing net earnings by the weighted average number of common shares outstanding. There was no dilutive impact from stock options or convertible debt securities outstanding during the period.

Reclassifications: Certain reclassifications were made to conform prior years' data to the current presentation.

Accounts Receivable
Accounts receivable are net of allowances for doubtful accounts of $10.1 and $10.5 at December 31, 1994 and 1993, respectively.

Inventories
December 31,                               1994         1993
                                           ----         ----

Finished goods                            $62.1        $56.1
Work in process                            68.0         63.3
Raw material and purchased parts          106.4        104.0
                                          -----        -----
Total FIFO cost                           236.5        223.4
Excess of FIFO cost over LIFO
  inventory value                         (23.2)       (27.1)
                                          -----        -----
Net carrying value                       $213.3       $196.3
                                         ======       ======

     Inventories valued using LIFO were approximately $66.4 and $70.6 at December 31, 1994 and 1993, respectively. During 1993 and 1992, reductions in inventory quantities resulted in liquidations of LIFO inventory layers carried at lower costs prevailing in prior years as compared with the costs in 1993 and 1992. The effects were to reduce the amount of beginning LIFO reserves and increase before-tax income by $2.5 and $1.1 in 1993 and 1992, respectively. Had cost of sales related to the LIFO inventory layers that were liquidated been valued using current costs, the effects would have been to decrease net earnings $1.3 or $0.03 per share in both 1993 and 1992. During 1994, $3.9 of LIFO reserves related to discontinued operations were reclassified to assets held for sale at estimated realizable value.

     Progress payments, netted against work in process at year end, were $4.7 in 1994 and $4.1 in 1993.

Contracts in Progress

Prepaid expenses and other current assets included contracts in progress of $30.8 and $46.0 at December 31, 1994 and 1993, respectively. Contracts in progress represent revenue recognized on a percentage-of-completion basis over related progress billings of $72.6 and $122.3 at December 31, 1994 and 1993, respectively. Substantially all contracts in progress at year-end are billed during the subsequent year.

Property, Plant and Equipment
December 31,                        1994         1993
                                    ----         ----

Land                                $9.1        $12.3
Buildings and leasehold
  improvements                     138.4        157.0
Machinery and equipment            464.3        466.0
                                   -----        -----
                                   611.8        635.3
                                   -----        -----
Less accumulated depreciation
  and amortization                (331.3)      (371.9)
                                  ------       ------
                                  $280.5       $263.4
                                  ======       ======

Income Taxes

For financial reporting purposes, earnings from continuing operations before income taxes includes the following components:

                                 1994       1993       1992
                                 ----       ----       ----
Pretax income:
    United States              $159.3     $137.9      $(2.0)
    Foreign                       1.0        1.2       11.5
                                  ---        ---       ----
                               $160.3     $139.1       $9.5
                               ======     ======       ====

     The reconciliation of income tax computed at the U.S. federal statutory tax rate to the company's effective income tax rate is:

Year Ended December 31,          1994       1993       1992
                                 ----       ----       ----
Tax at U.S. federal
  statutory rate                 35.0%      35.0%      34.0%
State and local income
  taxes, net of U.S.
  federal benefit                 3.4        2.7        5.7
Foreign sales corporation        (1.4)      (1.5)     (19.6)
Goodwill amortization             1.0        1.3       14.0
Income from Puerto
  Rican operations               (0.8)      (0.7)     (16.5)
Foreign rates and
  foreign dividends              (1.1)      (0.9)      (1.4)
Effect of enacted U.S.
  federal rate change
  on deferred taxes                 -       (2.0)         -
Adjustments to prior
  years' tax liabilities            -       (2.6)         -
Other                            (1.1)      (1.8)      17.5
                                 ----       ----       ----
Total                            35.0%      29.5%      33.7%
                                 ====       ====       ====

The components of the provision for income taxes are as follows:

                                 1994       1993       1992
                                 ----       ----       ----
Current:
    Federal                     $11.5      $(1.1)      $5.3
    Foreign                       4.6       (0.4)       7.5
    State                         3.3        0.5        0.6
                                  ---        ---        ---
    Total current                19.4       (1.0)      13.4
                                 ----       ----       ----
Deferred:
    Federal                      51.5        9.9      (58.3)
    Foreign                       0.4       (0.9)      (0.9)
    State                         9.5        3.0      (10.7)
                                  ---        ---      -----
    Total deferred               61.4       12.0      (69.9)
                                 ----       ----      -----
                                $80.8      $11.0     $(56.5)
                                =====      =====     ======

Income tax expense is included in the financial statements as follows:

                                 1994      1993       1992
                                 ----      ----       ----

Continuing operations           $56.2      $41.0      $3.2
Discontinued operations          24.6      (13.2)      3.1
Extraordinary charges               -       (4.1)     (0.2)
Cumulative effect of
 accounting changes                 -      (12.7)    (62.6)
                                 ----       ----     -----
                                $80.8      $11.0    $(56.5)
                                =====      =====    ======

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the company's deferred tax assets and liabilities are as follows:

                                            1994          1993
                                            ----          ----
Deferred tax assets:
    Acquired tax benefits and
      basis differences                    $52.0         $58.4
    Other postretirement and
      postemployment benefits               70.0          73.1
    Losses on dispositions and
      restructuring                         21.0          27.6
     Inventory                              15.1          14.0
     NOL and credit carryforwards           46.0          27.8
     Other                                  24.1          23.0
                                            ----          ----
       Total deferred tax assets           228.2         223.9
       Valuation allowance                 (43.2)        (43.2)
                                           -----         -----
       Net deferred tax assets             185.0         180.7
                                           -----         -----
Deferred tax liabilities:
     Accelerated depreciation              28.8           29.8
     Pension credits                       34.0           24.2
     Reliance gain                         19.8              -
     Discontinued operations               23.0              -
     Other                                 16.1           18.0
                                           ----           ----
       Total deferred tax liabilities     121.7           72.0
                                          -----           ----
                                          $63.3         $108.7
                                          =====         ======

     Based on management's assessment, it is more likely than not that the net deferred tax assets will be realized through future taxable earnings or alternative tax strategies. In the event that the tax benefits relating to the valuation allowance are subsequently realized, $6.6 of such benefits would reduce goodwill.

     At December 31, 1994, the company had the following net federal operating loss and tax credit carryforwards available:

 Expiration           Operating             Tax
      Dates              Losses         Credits
      -----              ------         -------

1995 - 1996              $   -             $8.7
1997 - 1998                6.4             15.6
1999 - 2000               35.4              3.7
2001 - 2002               31.8                -
No expiration                -              2.7

     Undistributed earnings of the company's foreign subsidiaries amounted to approximately $57.3 at December 31, 1994. Those earnings are considered to be indefinitely reinvested and accordingly, no provision for U.S. federal and state income taxes or foreign withholding taxes has been made. Upon distribution of those earnings, the company would be subject to U.S. income taxes (subject to a reduction for foreign tax credits) and withholding taxes payable to the various foreign countries. Determination of the amount of unrecognized deferred U.S. income tax liability is not practicable; however, unrecognized foreign tax credit carryovers would be available to reduce some portion of the U.S. liability. Withholding taxes of approximately $4.9 would be payable upon remittance of all previously unremitted earnings at December 31, 1994.

Debt
December 31,                              1994            1993
                                          ----            ----
5.75% Convertible Subordinated
  Debentures due 2002                   $100.0           $100.0
Commercial paper
  1994, 6.1%; 1993, 3.4%                  85.7              9.7
Industrial Revenue Bonds due
  2000-2014; no stipulated
  principal repayments prior
  to maturity (primarily
  variable rate)                          45.7             45.7
Notes due 1995  7.14%                     25.0             25.0
Other long-term borrowings                13.8             14.1
                                          ----             ----
                                         270.2            194.5
                                         -----            -----
Less current maturities                    1.1              3.1
                                           ---              ---
                                        $269.1           $191.4
                                        ======           ======

     Maturities of long-term debt through 1999 are: 1995 $1.1; 1996 $8.6; 1997 $0.4; 1998 $0.3; and 1999 $0.2.

     Short-term notes payable to banks were $1.1 and $6.2 as of December 31, 1994 and 1993, respectively.

     During 1993, a portion of the proceeds from the issuance of common stock and the sale of SEO was used for the early extinguishment of higher-rate debt and swap agreements, which resulted in an extraordinary charge of $10.7 (net of tax, $6.6).

     The Convertible Subordinated Notes are convertible into the company's common stock at a conversion rate of approximately $39.50 per share.

     The company maintains credit arrangements with banks in the U.S. and abroad, which aggregated $382.9 and $702.0 at December 31, 1994 and 1993, respectively. At year-end 1994, the company had two revolving credit agreements of $160.0 and $200.0 which matured on January 12, 1995. The $160.0 credit agreement expired and the $200.0 credit agreement was amended by increasing the amount to $360.0 and extending the maturity date to January 11, 2000. The agreement permits domestic and Eurodollar borrowings at interest rates offered to investment grade customers. The agreement is also convertible into a one-year term loan at maturity.

     Commercial paper and notes due 1995 are classified as long-term debt as the company intends to refinance them on a long-term basis either through continued short-term borrowing or available credit facilities.

     In May 1994, the company established a $300.0 financing program under a universal shelf registration that permits the issuance of debt, equity and equity-linked securities, replacing an earlier shelf registration for only debt securities that had been in place since April 1990. The universal shelf registration permits the company to issue junior or senior debt, convertibles, equity warrants, preferred shares and medium-term notes under one filing without specifying any dollar amounts for any security. As of December 31, 1994, no amounts had been issued under the shelf registration.

     The company entered into an interest rate exchange agreement, expiring in 2000, with a financial institution to limit exposure to interest rate volatility. The agreement involved a transaction with a notional principal amount of $25.0 and $25.0 at December 31, 1994 and 1993, respectively. In 1992, the company also entered into an interest rate exchange agreement to reduce the borrowing cost associated with the $25.0 notes due 1995. The company monitors the risk of default by the swap counterparties and does not anticipate non-performance.

Foreign Exchange Contracts

     The company conducts its business in various foreign currencies. Accordingly, it is subject to transaction exposures that arise from foreign exchange rate movements between the dates that foreign currency transactions are recorded and the dates they are consummated. The company utilized some natural hedging to reduce these transaction exposures. The company also entered into forward exchange contracts to hedge certain foreign currency transactions for periods consistent with the terms of the underlying transactions for periods through October 1997. These contracts did not subject the company to currency risk from exchange rate movements, as gains and losses on these contracts are deferred and offset against losses and gains on the underlying transactions. At December 31, 1994, the company had approximately $56.3 of such contracts outstanding, including $26.2 related to discontinued operations.

Fair Value of Financial Instruments

     Cash and cash equivalents, short- and long-term debt, and foreign currency and interest rate exchange contracts had fair values, based upon quoted prices or discounted cash flow analyses, that approximated their carrying amounts. Financial guarantees and letters of credit were issued by the company in the ordinary course of business as required and had a fair value of approximately $22.0 as of December 31, 1994. The fair values of financial guarantees and letters of credit were based on the face value of the underlying instruments and the related amounts accrued.

Contingencies and Commitments

     Litigation: The company and certain of its subsidiaries are defendants in legal proceedings incidental to its business. Although the ultimate disposition of these proceedings is not presently determinable, management does not expect the outcome to have a material adverse impact on the company's financial position or results of operations.

Leases: The future minimum rental payments under leases with remaining noncancelable terms in excess of one year are:

Year Ending December 31,
1995                      $11.5
1996                        8.0
1997                        6.2
1998                        4.8
1999                        4.7
Subsequent to 1999          7.3
                            ---
Total minimum payments    $42.5
                          =====

     Minimum payments exclude sublease rentals of $5.5 under noncancelable subleases. Total rent expense in 1994, 1993, and 1992 was $17.4, $13.8, and $20.0, respectively.

     Environmental Matters: The company is involved in various stages of investigation and remediation relative to environmental protection matters, arising from its own initiative, from indemnification of purchasers of divested operations, or from legal or administrative proceedings, some of which include waste disposal sites. In certain instances, the company may be exposed to joint and several liability for remedial action or damages. The company, along with several other entities, has been named as a Potentially Responsible Party for remedial costs at certain third-party sites listed on the National Priorities List under CERCLA.

     The potential costs related to such matters and the possible impact on future operations are uncertain due in part to the complexity of government laws and regulations and their interpretations, the varying costs and effectiveness of clean-up technologies, the uncertain level of insurance or other types of recovery, and the questionable level of the company's responsibility. In management's opinion, after considering reserves established for such purposes, remedial actions for compliance with the present laws and regulations governing the protection of the environment are not expected to have a material adverse impact on the company's results of operations or financial position.

Capital Stock

     Preferred Stock: Ten million shares of cumulative preferred stock, par value $1.00 per share, are authorized but unissued.

     Common Stock: The 1,960,000 shares issued through 1969 have a par value of $6.67 per share. Shares issued since then have a par value of $1.00 per share.

Treasury Stock:
Number of shares (In millions)        1994          1993           1992
                                      ----          ----           ----

Balance at beginning of year          16.0          20.6           23.6
Restatement for the
  acquisition of Revco                   -             -           (2.6)
Common stock reacquired                0.6             -              -
Common stock sold                        -          (4.1)             -
Common stock issued
  under the company's
  incentive compensation
  and savings and stock
  ownership plans                        -          (0.5)          (0.4)
                                                    ----           ----
Balance at end of year                16.6          16.0           20.6
                                      ====          ====           ====

     In March 1994, the company's board of directors approved a program to repurchase up to 3.4 percent or 1.6 million shares of the common stock outstanding at that time. These shares will be purchased systematically over two years in open market transactions, and will be used to offset dilution from the expected increased exercise of employee stock options arising from the company's executive stock ownership program. To date, approximately 600 thousand shares have been repurchased under the program.

     Common Stock Purchase Rights: On March 7, 1986, the Board of Directors declared a dividend distribution of one common stock purchase right (Right) for each share of company common stock. The Rights expire on March 21, 1996, unless redeemed earlier by the company. Each right entitles its registered holder to purchase from the company one share of the company's common stock at a price of $75 per share, subject to adjustment to prevent dilution.

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

Employee Benefit Plans

     Pension Plans: The company's pension plans cover substantially all salaried and hourly paid employees, including certain employees in foreign countries. The plans generally provide benefit payments using a formula based on an employee's compensation and length of service or, in some cases, stated amounts for each year of service. The company funds United States pension plans in amounts equal to the minimum funding requirements of the Employee Retirement Income Security Act of 1974, plus additional amounts that may be approved from time to time. Substantially all plan assets are invested in cash and short-term investments or listed stocks and bonds and real estate. Plan assets and obligations of non-U.S. subsidiaries were not material.

     The periodic net pension income related to continuing operations is comprised of the following:

Year Ended December 31,             1994        1993       1992
                                    ----        ----       ----
Service cost-benefits
  earned during the period           $12.2     $11.9      $11.9
Interest cost on projected
  benefit obligation                  31.4      32.2       30.3
Actual return on assets               12.5     (58.3)     (18.8)
Net amortization and deferral        (67.9)      3.5      (39.5)
Amounts allocated to
  discontinued operations              2.1       2.1        2.1
                                       ---       ---        ---
Net pension income                   $(9.7)    $(8.6)    $(14.0)
                                     =====     =====     ======

     The following table shows the plans' funded status and amounts recognized in the balance sheet:

December 31,                                   1994           1993
                                               ----           ----
Actuarial present value of
  benefit obligations:
Vested benefit obligation                   $(359.9)        $(407.0)
                                            =======         =======
Accumulated benefit obligation              $(378.4)        $(430.8)
                                            =======         =======
Fair value of plan assets                    $503.1          $554.1
Projected benefit obligation                 (397.4)         (448.2)
                                             ------          ------
Plan assets in excess of
  projected benefit obligation                105.7           105.9
Unrecognized net loss                          10.0             4.0
Prior service cost not yet
  recognized in net pension cost                9.0            11.1
Unrecognized net asset                        (41.0)          (49.2)
                                              -----           -----
Prepaid pension                               $83.7           $71.8
                                              =====           =====
The actuarial assumptions used were:
Discount rate                                  8.75%           7.40%
Rate of increase in compensation levels        5.00%           5.00%
Expected long-term rate of return
  on assets                                    9.50%           9.50%
                                               ----            ----

     Under the Savings and Stock Ownership Plan and other supplemental plans, the company matches employee contributions in cash and common stock equal to a percentage of certain amounts contributed by employees. The company contributions under these plans amounted to $7.9 in 1994, $8.3 in 1993, and $8.7 in 1992 and were invested in shares of the company's common stock. At December 31, 1994, 1,452,000 shares were reserved for issuance under these plans.

     Nonpension Retirement Benefits: The company and its U.S. subsidiaries have postretirement plans that provide health and life insurance benefits for retirees. Some of these plans require employee contributions at varying rates. Not all employees are eligible to receive these benefits, with eligibility governed by the plan in effect at a particular location.

     Effective January 1, 1992, the company changed its method of accounting for postretirement benefits other than pensions from the pay-as-you-go method to the accrual method as required by FAS 106. As permitted under the new rules, prior years' financial statements have not been restated.

     The cumulative effect of adopting FAS 106 as of January 1, 1992 resulted in a charge of $96.0 to 1992 earnings, net of approximately $59.0 of income tax benefits. The impact of the change on 1992 earnings from continuing operations was a reduction of approximately $4.7.

     The accumulated postretirement benefit obligation at December 31, 1994 was determined using the terms of the company's various plans, together with relevant actuarial assumptions and health care cost trend rates projected at estimated annual rates ranging from 8.2 percent in 1994 and 7.6 percent in 1995 to 5.5 percent through the year 2004 and a weighted average discount rate of 8.75 percent. Generally, where applicable, the discount rate and the actuarial assumptions used for pension plans also apply to the non-pension retirement plans.

     A one percent annual increase in these assumed cost trend rates would increase the accumulated postretirement benefit obligation by approximately $1.7 and annual service costs by approximately $0.2.

     Certain of the company's non-U.S. subsidiaries have similar plans for retirees. The company's obligations for such plans are not material.

     During 1993, the company changed its postretirement health benefit plans to cap certain costs and require the coordination of benefits with Medicare in certain instances beginning January 1, 2000. The effect of these changes was to reduce 1993 expense by $3.4 and to reduce the accumulated postretirement benefit obligation. Future years' expense will be similarly affected by these changes.

     The net periodic postretirement benefit cost related to continuing operations is comprised of the following:


                                          1994         1993        1992
                                          ----         ----        ----
Service cost for benefits attributed
  to service during the period            $0.7         $0.9        $1.8
Interest cost on the accumulated
  postretirement benefit obligation        7.3          9.6        12.9
Net amortization and deferral             (4.9)        (4.4)       (0.1)
Amounts allocated to discontinued
  operations                              (4.0)        (4.0)       (2.7)
                                          ----         ----        ----
Net periodic postretirement
  benefits                               $(0.9)        $2.1       $11.9
                                         =====         ====       =====

     The unrecognized prior service cost at December 31, 1994 and 1993 represents unamortized amounts for plan amendments resulting from revisions to company-sponsored health plans, which reduced benefit levels.

     The following table shows the plans' funded status and amounts recognized in the balance sheet as of December 31, 1994 and 1993:


                                                   December 31, 1994         December 31, 1993
                                                   Health       Life         Health       Life
                                                   -------------------------------------------
Accumulated postretirement benefit obligation:
  Retirees                                        $(68.7)      $(14.5)      $(78.7)      $(13.9)
  Fully eligible active plan participants           (2.3)        (0.7)        (6.6)        (4.6)
  Other active plan participants                   (10.4)        (6.5)       (12.3)        (2.8)
                                                   -----         ----        -----         ----
  Total                                            (81.4)       (21.7)       (97.6)       (21.3)
Unrecognized net (gain) loss                       (12.3)         1.2          1.5          1.6
Unrecognized prior service cost                    (30.4)           -        (40.6)           -
                                                   -----                     -----         ----
Accrued postretirement benefit cost               (124.1)       (20.5)      (136.7)       (19.7)
Less amounts classified as current                   8.0          0.6          8.0          0.6
                                                     ---          ---          ---          ---
                                                 $(116.1)      $(19.9)     $(128.7)      $(19.1)
                                                 =======       ======      =======       ======

Stock Incentive Program

     The company has a stock incentive program whereby executive officers and designated employees have been or may be granted restricted stock and options to purchase shares of company common stock. Restricted stock awards were granted during 1994 and 1993 for 22,900 shares and 8,200 shares of company common stock, respectively. The shares covered by the restricted stock award granted in 1994 vest at a rate of 331/3 percent per year over a three-year period, and the awards granted in 1993 vest at a rate of 20 percent per year over a five-year period. In addition, non-employee directors may elect to defer all or part of their cash compensation as a director and to receive in lieu thereof restricted stock. During 1994, five non-employee directors received 4,400 shares of company common stock subject to a five-year restriction period. Options under all the plans are exercisable during specified dates at prices at least equal to 100 percent of the fair market value on the date of grant. The options granted during 1994 and 1993 were at 100 percent of the fair market value of the company's common stock at the date of grant. 3,145,900 and 3,470,000 shares of company common stock were reserved for issuance as of December 31, 1994 and 1993, respectively.

                                    Shares          Option Price
Option Activity:              (In Millions)            per Share
Options outstanding at
 December 31, 1991                 2.7             $19.44-$31.00
Options granted                      -                         -
Options exercised                 (0.5)            $19.44-$29.25
Options terminated                   -                         -
                                  ----             -------------
Options outstanding at
  December 31, 1992                2.2             $19.44-$36.20
Options granted                    0.3             $32.25-$34.88
Options exercised                 (0.6)            $19.44-$30.32
Options terminated                   -                         -
                                  ----             -------------
Options outstanding at
  December 31, 1993                1.9             $19.44-$36.20
Options granted                    0.6             $31.88-$37.25
Options exercised                 (0.3)            $19.44-$32.25
Options terminated                   -                         -
                                  ----             -------------
Options outstanding at
  December 31, 1994                2.2             $19.44-$37.25
                                   ===             =============
Options exercisable:
  1994                             1.0             $19.44-$34.88
  1993                             1.0             $19.44-$31.38

Business Combinations

     In August 1994, the company negotiated an agreement to merge with Reliance Electric Company. However, subsequent to the consummation of the agreement, Reliance was acquired by another company in a cash tender offer. Under the terms of the merger agreement, the company received $50.0 in break-up fees and $5.2 in reimbursement of expenses. The company incurred $9.0 of transaction costs in connection with the merger.

     During 1993, the company acquired Revco Scientific, Inc. (Revco) in exchange for 2,631,210 shares of common stock, and accounted for the acquisition as a pooling of interests. Principally as a result of the acquisition, the company incurred transaction and consolidation costs of $13.2. The transaction costs included investment banker and other professional fees. The consolidation and integration costs included provisions for streamlining marketing and distribution arrangements, consolidation of field service and sales offices, relocation of certain product lines and key personnel, and severance-related costs, primarily at the company's locations existing prior to the merger. Charges of $2.3 also were made during the second quarter of 1993 to conform Revco's accounting practices to the company's accounting policies and practices principally for inventory and warranties. During 1994, $1.5 of excess reserves were returned to earnings.

     During the three-year period ended December 31, 1994, the company acquired the 16 entities described below for cash and common stock valued at $246.0 plus, in certain instances, amounts that are contingent upon future earnings, and liabilities assumed. The acquisitions, except Revco, were accounted for as purchases and accordingly, the results of operations of the acquired companies are included in the statement of earnings for the periods during which they were owned by the company.

                              Principal Business            Date Acquired

Fairbanks Morse               Water treatment,              December 1994
Pump Corporation              irrigation, residential
                              and general industrial-
                              use pumps

Neer                          Zinc die-cast fittings        April 1994
Manufacturing, Inc.

Assets of Berger              Steel fittings                March 1994
Industries, Inc.

Benjamin Signals              Audible and visual            March 1994
                              signal products

Layne & Bowler                Vertical turbine pumps        November 1993

Jannette Drives               Drive units for dampers       November 1993
                              and valves primarily
                              used for utilities

Revco                         Ultra-low temperature         October 1993
Scientific, Inc.              freezers, laboratory
                              refrigerators, and
                              CO2 incubators

Northwest                     Metal tubing,                 November 1992
Alabama                       connectors, and
Industries                    couplings

Ryken Tube                    Automotive tubular            October 1992
Manufacturing                 replacement parts

Unival                        Ported gate valves            August 1992

Valex's magnetic              Magnetic mixers               July 1992
mixer product line

GMV                           Fixed mount and               July 1992
                              portable mixers

Fire Alarm                    Advanced fire alarm           April 1992
and Systems                   control products
Technology, Inc.

Associated                    Hazardous location            March 1992
Lighting                      conduits and fittings

ABB's                         Uninterruptible power         January 1992
Uninterruptible               supplies
Power Supply
Division

Real Time                     Multichannel signal           January 1992
Techniques                    testing equipment

Discontinued Operations

     In November 1994, the company adopted a plan to sell Leeds & Northrup Company, formerly a part of the Process Controls business sector, and Dynapower/ Stratopower, formerly a part of the Industrial Technology sector (the operations). The operations have been accounted for as discontinued operations, and the consolidated financial statements have reported separately their net assets and operating results.

     Net assets of the operations at December 31, 1994 consisted primarily of working capital ($73.0), property, plant and equipment ($43.1) and intangibles ($37.5) amounting to $153.6 after deducting an allowance for estimated loss on disposal and including expected postretirement benefit plan curtailment gains and operations through the expected disposal dates in 1995.

     The loss on disposal of these operations of $25.8 includes $23.4 of tax charges primarily resulting from differences in carrying values for financial reporting and tax purposes, and from adjustments related to tax planning strategies that will not be utilized as a result of the planned disposal of the operations. From the measurement date to the end of the year, the operations incurred after-tax operating losses of $1.6 million. Sales of the discontinued operations from January 1 to the measurement date and for the years ended December 31, 1993 and 1992 were $155.2, $175.8 and $196.4, respectively.

     During 1994, the company recognized as part of earnings from discontinued operations $6.1 of before-tax curtailment gains related to Leeds & Northrup's nonpension postretirement benefits plan.

     During 1993, the company recorded a $14.4 before-tax charge related to the remaining portion of the discontinued transportation businesses, primarily Dynapower/Stratopower, and for environmental and contractual obligations retained related to New York Air Brake and General Railway Signal. This provision, which was reclassified to discontinued operations in 1994, was made primarily to write these operations down to estimated realizable value and to recognize 1993 operating losses.

Disposition of Businesses and Special Items

     During the fourth quarter of 1994, the company recognized $46.2 million of charges for the consolidation of operations ($11.8), asset valuations ($24.1), environmental matters ($4.9) and other issues ($5.4), all related to the continuing operations of the company. The charges are included in cost of sales ($27.7), selling, general and administrative expenses ($16.1), and income taxes ($2.4).

     During 1993, $30.5 was provided for factory consolidation and rearrangement ($20.9), product restructuring and realignment ($6.8), and reorganization of lines of distribution and administration ($2.8). The activities related to these charges were substantially completed during 1994, and $3.5 of excess reserves were returned to earnings. Included in this charge was $15.5 related to operations discontinued in 1994.

     During 1993, the company provided a $22.5 charge in cost of sales to reflect a continuing review of world-wide assets to identify any permanent declines in the value of assets. Included in this charge was $18.1 related to operations discontinued in 1994.

     Also in 1993, the company recorded a charge of $5.2 related to other previously divested operations

     At the beginning of the fourth quarter of 1992, the company adopted a plan to divest its semiconductor equipment operations. The company recorded a before-tax charge of $85.6 ($58.2 net of tax benefits) to provide for net losses on dispositions ($23.6), estimated operating losses of the operations through disposition ($18.0), severance ($12.0), idle facilities resulting from the disposition ($30.0), and restructuring costs ($2.0).

     During 1993 and 1994, the company completed the sale of the semiconductor businesses. In connection with these operations, the company incurred approximately $13.8 in 1994 and $38.4 in 1993 of operating losses, severance payments, idle facility costs, and restructuring costs. The company also realized $53.2 in 1993 of excess reserves relating to the disposition of the semiconductor equipment operations as a result of higher proceeds from the sale of units and lower severance costs.

Business Sector Information

Product Sectors                              1994         1993           1992         1991         1990
                                             ----         ----           ----         ----         ----
Net sales:
Process Controls                            $606.4        $545.8        $548.7       $515.8       $540.9
Electrical Controls                          618.6         547.1         567.5        515.4        503.2
Industrial Technology                        302.7         261.3         226.7        392.9        439.8
Dispositions                                     -             -         134.9            -         13.3
                                              ----          ----         -----         ----         ----
                                          $1,527.7      $1,354.2      $1,477.8     $1,424.1     $1,497.2
                                          ========      ========      ========     ========     ========
Operating earnings:
Process Controls                             $66.8(1)      $45.1(2)      $60.5        $73.3        $77.7 (4)
Electrical Controls                           30.7(1)       29.2(2)       43.1         43.9         47.0 (4)
Industrial Technology                         47.4(1)       44.8          33.1         18.3        (51.7)(4)
Prior dispositions                               -             -         (7.4)            -         (7.9)
Dispositions and special items                46.2          48.0(3)     (85.6)            -         (5.5)
                                              ----          ----         ----          ----         ----
                                             191.1         167.1         43.7         135.5         59.6
Equity income                                  1.0           0.2          1.9           2.1          2.0
Interest expense, net                        (11.8)        (16.6)       (24.8)        (28.0)       (31.5)
Unallocated expenses                         (20.0)        (11.6)       (11.3)        (12.2)       (14.6)
                                             -----         -----        -----         -----        -----
Earnings from continuing operations
  before income taxes                       $160.3        $139.1         $9.5         $97.4        $15.5
                                            ======        ======         ====         =====        =====
Identifiable assets:
Process Controls                            $391.4        $474.3       $477.0        $473.9       $516.7
Electrical Controls                          399.4         326.5        330.8         295.7        287.0
Industrial Technology                        181.3         167.2        181.7         305.4        329.8
Assets of discontinued operations                -             -            -             -            -
                                              ----          ----         ----          ----         ----
                                             972.1         968.0        989.5       1,075.0      1,133.5
General corporate assets                     196.5         213.1        160.3          89.0        105.0
Assets held for sale at estimated
  realizable value                           153.6          25.7         91.1             -         42.6
Investments in and advances to
  affiliates                                  20.4          18.1         17.5          16.2         13.5
                                              ----          ----         ----          ----         ----
Total assets                              $1,342.6      $1,224.9     $1,258.4      $1,180.2     $1,294.6
                                          ========      ========     ========      ========     ========
Depreciation and amortization
  of fixed assets(6):
Process Controls                             $16.6         $12.4        $12.9         $11.4        $11.5
Electrical Controls                           14.5          13.0         12.3          11.8         11.5
Industrial Technology                          6.4           6.4(5)       6.7          14.7         16.0
Capital expenditures(6):
Process Controls                             $28.7         $23.1        $19.7         $16.4        $15.3
Electrical Controls                           21.8          22.3         19.5          15.1         12.5
Industrial Technology                         11.4           7.7(5)       5.0          10.9         15.3

(1) Includes 1994 charges in Process Controls ($11.9), Electrical Controls ($19.2) and Industrial Technology ($9.9) for the consolidation of operations, asset valuations, environmental and other.
(2) Includes 1993 charges in Process Controls ($22.1) and Electrical Controls ($10.5) for asset valuations, restructuring, and transaction and consolidation charges related to Revco.
(3) Represents credits for the divested semiconductor operations ($53.2) and charges for the transportation businesses ($5.2).
(4) Includes charges for restructuring in Industrial Technology ($77.6) and Electrical Controls ($0.2).
(5) Excludes semiconductor equipment operations. (6)Excludes discontinued operations.

Geographic Areas                        1994            1993           1992           1991             1990
Net sales:
United States                        $1,390.0        $1,218.9        $1,290.4        $1,225.4        $1,301.4
Foreign                                 180.7           173.7           238.5           257.7           257.8
Intergeographic                         (43.0)          (38.4)          (51.1)          (59.0)          (62.0)
                                        -----           -----           -----           -----           -----
                                     $1,527.7        $1,354.2        $1,477.8        $1,424.1        $1,497.2
                                     ========        ========        ========        ========        ========
Operating earnings:
United States                          $135.7          $113.4          $118.5          $118.1           $49.2
Dispositions and special items           46.2            48.0           (85.6)              -               -
Foreign                                   9.2             5.7            10.8            17.4            10.4
                                          ---             ---            ----            ----            ----
                                       $191.1          $167.1           $43.7          $135.5           $59.6
                                       ======          ======           =====          ======           =====
Identifiable assets:
United States                          $875.8          $822.5          $769.2          $838.5          $920.0
Foreign                                  96.3           145.5           220.3           236.5           213.5
                                         ----           -----           -----           -----           -----
                                       $972.1          $968.0          $989.5        $1,075.0        $1,133.5
                                       ======          ======          ======        ========        ========
Export sales to unaffiliated
  customers(1)                         $125.4          $110.9          $131.9          $130.5          $112.8
                                       ======          ======          ======          ======          ======

(1)  Included in United States sales.



Quarterly Financial Information (Unaudited)

                                              First                Second                 Third                  Fourth
                                         1994       1993      1994        1993       1994        1993       1994         1993
Net sales                               $342.4      $334.0    $378.6      $340.6     $390.0     $328.7     $416.7       $350.9
Gross profit                              99.4        95.4     109.7        94.4      113.7      100.6       95.4        104.8
Earnings from continuing operations       22.2        16.2      25.3        36.6       27.5       24.5       29.1         20.8
Discontinued operations                    2.4         1.8      (0.3)      (17.3)       0.3       (0.1)         -        (15.9)
Disposal of discontinued operations          -           -         -           -          -          -      (25.8)           -
Extraordinary charge                         -           -         -        (6.6)         -          -          -            -
Cumulative effect of accounting changes      -       (25.3)        -           -          -          -          -            -
                                         -----       -----     -----       -----      -----      -----       ----         ----
Net earnings (loss)                      $24.6       $(7.3)    $25.0       $12.7      $27.8      $24.4       $3.3         $4.9
                                         =====       =====     =====       =====      =====      =====       ====         ====
Earnings (loss) per share of common
  stock:
  Continuing operations                  $0.47        $0.38    $0.53       $0.83(1)    $0.58     $0.52      $0.62(2)(4)  $0.44(3)(4)
  Discontinued operations                 0.05         0.04        -       (0.39)       0.01         -                   (0.34)
  Disposal of discontinued operations        -            -        -           -           -         -      (0.55)           -
  Extraordinary charge                       -            -        -       (0.15)          -         -          -            -
  Cumulative effect of accounting
     changes                                 -        (0.60)       -           -           -         -          -            -
                                         -----       -----     -----       -----      -----      -----       ----         ----
Net earnings (loss)                      $0.52       $(0.18)   $0.53       $0.29       $0.59     $0.52      $0.07        $0.10
                                         =====       ======    =====       =====       =====     =====      =====        =====
Common stock price range - high             38       31 7/8   34 5/8      33 7/8      37 1/2    33 7/8     37 1/4       37 7/8
                         - low          32 1/2       30 1/8   30 1/8      30 1/16     32 1/4    30 1/2         31       31 1/2
                                        ======       ======   ======      =======     ======    ======         ==       ======

Note: The sum of the quarters' earnings per share does not equal the full year per-share amounts.

(1) Includes $0.68 of credits for reversal of excess SEO reserves, $0.24 of charges for restructuring, and $0.06 of charges for asset valuations.
(2) Includes $0.64 of charges for consolidation of operations, asset valuations, environmental and other, $0.64 of proceeds from Reliance Electric, $0.07 of credits for reversal of excess restructuring and consolidation reserves upon completion of those programs, and $0.03 of charges for acquisition integration activities.
(3) Includes $0.16 of credits for reversal of excess SEO reserves, and $0.20 of charges for Revco transaction and consolidation costs.
(4) LIFO liquidations benefitted the fourth quarter of 1993 by $0.03, and had no impact in the fourth quarter of 1994.

Supplementary Information

December 31,                                                                1994        1993
                                                                            ----        ----
Intangibles:
  Excess of cost over net assets acquired                                  $210.9       $219.8
  Other intangibles                                                          35.0         32.6
                                                                             ----         ----
                                                                            245.9        252.4
  Accumulated amortization                                                  (51.6)       (68.2)
                                                                            -----        -----
                                                                           $194.3       $184.2
                                                                           ------       ------
Accrued expenses:
  Dispositions and special items                                            $37.1        $35.1
  Payroll and compensation                                                   37.8         34.4
  Environmental and legal                                                    20.7         18.0
                                                                             ----         ----

Year Ended December 31,                                       1994          1993          1992
                                                              ----          ----          ----
Liabilities assumed in conjunction with acquisitions:
  Fair value of assets acquired                              $105.4         $24.4        $68.5
  Cash paid                                                   (83.3)        (20.0)       (57.3)
                                                              -----         -----        -----
                                                              $22.1          $4.4        $11.2
                                                              =====          ====        =====
Research and development                                      $49.7         $53.1        $56.2
                                                              =====         =====        =====
Advertising expense                                            $8.6          $8.0         $9.2
                                                               ====          ====         ====


      34 and 35


Eleven-Year Financial Summary
General Signal Corporation and Consolidated Subsidiaries

Year Ended December 31,
(Dollars in millions, except per-share data)                 1994         1993       1992         1991       1990         1989

Summary of Operations
Net sales                                                  $1,527.7     $1,354.2    $1,477.8    $1,424.1    $1,497.3     $1,522.4
Cost of sales                                               1,109.5        959.0     1,070.2     1,015.7     1,061.8      1,075.7
Selling, general and administrative expenses                  292.3        259.3       287.7       282.7       304.9        326.7
Disposition of businesses and special items                   (46.2)       (19.8)       85.6           -        83.3         (8.7)
                                                              -----        -----        ----                    ----         ----
  Total operating costs and expenses                        1,355.6      1,198.5     1,443.5     1,298.4     1,450.0      1,393.7
                                                            -------      -------     -------     -------     -------      -------
Operating earnings                                            172.1        155.7        34.3       125.7        47.3        128.7
Interest expense, net                                         (11.8)       (16.6)      (24.8)      (28.3)      (31.8)       (38.7)
                                                              -----        -----       -----       -----       -----        -----
Earnings from continuing operations before income taxes       160.3        139.1         9.5        97.4        15.5         90.0
Income taxes                                                   56.2         41.0         3.2        28.2         7.3         23.4
                                                               ----         ----         ---        ----         ---         ----
Earnings from continuing operations                           104.1         98.1         6.3        69.2         8.2         66.6
Earnings (loss) from discontinued operations,
  net of income taxes                                           2.4        (31.5)        6.1        (5.2)      (26.9)        11.9
Loss on disposal of discontinued operations,
  net of income taxes                                         (25.8)           -           -        (9.8)      (14.2)           -
                                                              -----                                 ----       -----
Earnings (loss) before extraordinary charges
  and cumulative effect of accounting changes                  80.7         66.6        12.4        54.2       (32.9)        78.5
Extraordinary charges                                             -         (6.6)       (0.3)          -           -            -
Cumulative effect of accounting changes                           -        (25.3)      (92.4)          -           -            -
                                                                           -----       -----
Net earnings (loss)                                           $80.7        $34.7      $(80.3)      $54.2      $(32.9)       $78.5
                                                              =====        =====      ======       =====      ======        =====
Per-share Data
Earnings (loss) per share of common stock
  Continuing operations                                       $2.20        $2.17       $0.15       $1.80       $0.21        $1.75
  Discontinued operations                                     (0.49)       (0.70)       0.15       (0.40)      (1.07)        0.31
  Extraordinary charges                                           -        (0.14)      (0.01)          -           -            -
  Cumulative effect of accounting changes                         -        (0.56)      (2.21)          -           -            -
                                                                           -----       -----
  Net earnings (loss)                                         $1.71        $0.77      $(1.92)      $1.40      $(0.86)       $2.06
                                                              =====        =====      ======       =====      ======        =====
Cash dividends per share                                       0.90         0.90        0.90        0.90        0.90         0.90
Book value per share                                          11.64        11.09        8.90       12.32       11.69        13.25
                                                              =====        =====        ====       =====       =====        =====
Summary of Financial Position
Working capital                                               360.1        268.8       347.8       243.9       310.6        328.8
Property, plant and equipment                                 280.5        263.4       246.9       263.7       283.0        325.1
Total assets                                                1,342.6      1,224.9     1,258.4     1,180.2     1,294.6      1,324.3
Total long-term liabilities                                   437.6        373.9       537.7       345.7       440.8        373.1
Shareholders' equity                                          547.9        525.2       374.8       476.4       450.3        506.1
                                                              =====        =====       =====       =====       =====        =====
Financial Ratios
Working capital to sales                                      13.5%        17.9%       16.3%       15.8%       20.2%        20.1%
Selling, general and administrative expenses to sales         19.1%        19.1%       19.5%       19.9%       20.4%        21.5%
Operating margin                                              11.3%        11.5%        2.3%        8.8%        3.2%         8.5%
After-tax return on net sales                                  6.8%         7.2%        0.4%        4.9%        0.5%         4.4%
Return on average shareholders' equity from continuing
  operations                                                  19.4%        21.8%        1.5%       14.9%        1.7%        13.8%
Current ratio                                                   2.0          1.8         2.0         1.7         1.8          1.7
Long-term debt to capitalization                              32.9%        26.7%       49.5%       37.8%       46.9%        39.6%
                                                              ====         ====        ====        ====        ====         ====
Supplemental Information
Capital expenditures                                           74.8        55.1         49.9        48.1        68.8         62.0
Depreciation and amortization of fixed assets                  41.7        35.4         40.6        42.1        44.5         44.7
Research and development                                       49.7        53.1         56.2        87.3        93.4         92.8
Common stock price range:
  High                                                           38      37 7/8       32 5/8      26 7/8      29 5/8       28 7/8
  Low                                                        30 1/8          30       25 7/8      17 5/8      15 5/8       22 7/8
Price-earnings ratio range - continuing operations        17.3-13.7   17.5-13.8  21.1-16.8(1)   14.9-9.8 21.7-11.5(1) 16.5-13.1(1)
Average common shares outstanding                              47.3        45.2         41.8        38.6        38.4         38.1
Employees                                                      12.2        11.2         12.1        12.6        11.6         16.9
                                                               ====        ====         ====        ====        ====         ====

(1)  Excludes impact of after-tax charges related to dispositions of businesses.

Year Ended December 31,
(Dollars in millions, except per-share data)                 1988         1987       1986         1985       1984
                                                             ----         ----       ----         ----       ----
Summary of Operations
Net sales                                                   $1,397.7   $1,249.2     $1,210.2    $1,407.0   $1,398.7
Cost of sales                                                  983.6      885.0        846.1       996.7      951.4
Selling, general and administrative expenses                   335.8      276.0        263.2       289.1      289.3
Disposition of businesses and special items                     24.1          -            -        72.0          -
                                                                ----                                ----
  Total operating costs and expenses                         1,343.5    1,161.0      1,109.3     1,357.8    1,240.7
                                                             -------    -------      -------     -------    -------
Operating earnings                                              54.2       88.2        100.9        49.2      158.0
Interest expense, net                                            1.9        1.7         (2.3)       (1.4)       3.7
                                                                 ---        ---         ----        ----        ---
Earnings from continuing operations before income taxes         56.1       89.9         98.6        47.8      161.7
Income taxes                                                    25.9       25.5         36.0        18.4       68.6
                                                                ----       ----         ----        ----       ----
Earnings from continuing operations                             30.2       64.4         62.6        29.4       93.1
Earnings (loss) from discontinued operations,
  net of income taxes                                           (5.0)       5.1         12.0        19.9       15.4
Loss on disposal of discontinued operations,
  net of income taxes                                              -          -            -           -          -
Earnings (loss) before extraordinary charges
  and cumulative effect of accounting changes                   25.2       69.5         74.6        49.3      108.5
Extraordinary charges                                              -          -            -           -          -
Cumulative effect of accounting changes                            -          -            -           -          -
Net earnings (loss)                                            $25.2      $69.5        $74.6       $49.3     $108.5
                                                               =====      =====        =====       =====     ======
Per-share Data
Earnings (loss) per share of common stock
  Continuing operations                                        $0.55      $1.14        $1.09       $0.51      $1.63
  Discontinued operations                                      (0.09)      0.09         0.21        0.35       0.27
  Extraordinary charges                                            -          -            -           -          -
  Cumulative effect of accounting changes                          -          -            -           -          -
  Net earnings (loss)                                          $0.46      $1.23        $1.30       $0.86       1.90
                                                               =====      =====        =====       =====       ====
Cash dividends per share                                        0.90       0.90         0.90        0.90       0.86
Book value per share                                           12.09      16.51        16.16       15.73      15.76
                                                               =====      =====        =====       =====      =====
Summary of Financial Position
Working capital                                                496.3      540.8        536.3       520.6      571.2
Property, plant and equipment                                  312.5      310.6        345.6       361.5      344.9
Total assets                                                 1,396.6    1,397.4      1,458.1     1,483.2    1,438.4
Total long-term liabilities                                    539.9      163.3        179.8       172.9      149.7
Shareholders' equity                                           461.0      907.2        927.4       904.0      901.7
                                                               =====      =====        =====       =====      =====
Financial Ratios
Working capital to sales                                       29.7%      36.7%        40.7%       34.8%       37.7%
Selling, general and administrative expenses to sales          24.0%      22.1%        21.7%       20.6%       20.7%
Operating margin                                                3.9%       7.1%         8.3%        3.5%       11.3%
After-tax return on net sales                                   2.2%       5.1%         5.2%        2.1%        6.7%
Return on average shareholders' equity from continuing
  operations                                                    4.4%       7.0%         6.8%        3.3%       10.7%
Current ratio                                                    2.3        2.7          2.5         2.3        2.5
Long-term debt to capitalization                               51.6%      10.9%        11.8%       12.1%        9.7%
                                                               ====       ====         ====        ====         ===
Supplemental Information
Capital expenditures                                            38.8       34.0         45.7        68.1       88.7
Depreciation and amortization of fixed assets                   42.1       42.4         41.4        37.6       32.4
Research and development                                        93.7       84.1         74.4        79.4       68.1
Common stock price range:
  High                                                        28 1/8     30 5/8       27 1/8      26 7/8         27
  Low                                                             20     16 5/8       19 5/8      18 1/2     19 3/4
Price-earnings ratio range - continuing operations       36.1-25.7(1) 26.9-14.6    24.9-18.0 20.9-14.4(1) 16.6-12.1
Average common shares outstanding                               55.4       56.5         57.5        57.4       57.1
Employees                                                       16.6       16.6         17.5        19.3       21.0
                                                                ====       ====         ====        ====       ====

(1)  Excludes impact of after-tax charges related to dispositions of businesses.

Directors and Officers

Directors
Ralph E. Bailey 2,3,5
Chairman and Chief Executive Officer
American Bailey Corporation and
Chairman, United Meridian Corporation,
Chairman, Committee on Directors

Van C. Campbell 1,4
Vice Chairman - Finance and Administration Corning Incorporated

Edmund M. Carpenter 2
Chairman and Chief Executive Officer

Ronald E. Ferguson 2,3,5
Chairman, President and Chief Executive Officer General Re Corporation, Chairman, Personnel & Compensation Committee

John P. Horgan 2,3,4
Private Investor
Chairman, Employee Benefits Committee

C. Robert Kidder 1,4
Chairman and Chief Executive Officer
Borden, Inc.

Richard J. Kogan 1,3
President and Chief Operating Officer
Schering-Plough Corporation

Michael D. Lockhart
President and Chief Operating Officer

Nathan R. Owen 2,4
Retired Chairman and Chief Executive Officer, General Signal Corporation Chairman, Executive Committee

Roland W. Schmitt 4,5
President Emeritus and
Retired President, Rensselaer Polytechnic
Institute; Retired Senior Vice President
Science & Technology, General Electric Company

John R. Selby 1,2,3
Retired Chairman and Chief Executive Officer
SPS Technologies, Inc.
Chairman, Audit Committee


Director Emeritus

Reginald H. Jones
Retired Chairman and Chief Executive Officer,
General Electric Company


Officers

Edmund M. Carpenter
Chairman and Chief Executive Officer

Michael D. Lockhart
President and Chief Operating Officer

Terence D. Martin
Executive Vice President and
Chief Financial Officer

Joel S. Friedman
Senior Vice President - Operations

George Falconer
Vice President - Human Resources

Nino J. Fernandez
Vice President - Investor Relations

Philip A. Goodrich
Vice President - Corporate Development

Darryl A. Littleton
Vice President - Manufacturing

Terry J. Mortimer
Vice President and Controller

Edgar J. Smith, Jr.
Vice President, General Counsel,
and Secretary

Thomas E. Taylor
Vice President - Taxes

Julian B. Twombly
Vice President and Treasurer

Operating Unit Presidents

Process Controls Sector

Cleive C. Dumas
General Signal Pump Group

Thomas W. Frey
DeZurik

Horst P. Engelbrecht
Lightnin

Daniel B. Dawley
Revco/Lindberg


Electrical Controls Sector

James J. Beville
Dielectric Communications

Timothy J. Mellen
GS Building Systems Corporation

Michael R. Jacqmin
GS Electric

Michael J. Cheshire
GS Electrical Power Systems Group

Industrial Technology Sector

Robert Coackley
GS Telecom Group

James A. Pacelli
GFI Genfare

Henry G. Anzuini
Metal Forge

1Member of Audit Committee
2Member of Executive Committee
3Member of Personnel and Compensation Committee
4Member of Employee Benefits Committee
5Member of Committee on Directors

Shareholder Information

Annual Meeting

The 1995 annual meeting of shareholders
will be held at 10:00 a.m. on Thursday,
April 20, 1995 at General Signal
Headquarters, One High Ridge Park,
Stamford, Connecticut.

Form 10-K

The company's 1994 Annual Report on Form
10-K, filed with the Securities and
Exchange Commission, will be available
after April 1, 1995. A copy of this
report may be obtained by writing to the Secretary of the Corporation.

Transfer Agent

The Bank of New York
Shareholder Relations Department  11E
P.O. Box 11258
Church Street Station
New York, New York 10286
(800) 524-4458

Independent Auditors

Ernst & Young, LLP
1111 Summer Street
Stamford, Connecticut 06905

Listings

General Signal Corporation common stock
is listed and traded on the New York and Pacific Stock Exchanges under the symbol
GSX.

Dividend Reinvestment Plan

A fee-paid Automatic Dividend
Reinvestment and Cash Payment Plan is
available to shareholders of record.
Through voluntary participation,
shareholders may purchase additional
shares of the company's stock by
reinvesting their dividends or by making cash payments directly to The Bank of New York. Under the latter option, cash payments from $25 to $10,000 per quarter may be made whenever a shareholder so desires. Additional information about this plan is available from:

         The Bank of New York
         Dividend Reinvestment Department
         P.O. Box 11002
         Church Street Station
         New York, New York 10286-1002

An Equal Opportunity Employer
Printed in the U.S.A.


Featured photography,
sector introductory pages

Page 6 Process Controls: Regenerative
turbine pumps from General Signal Pump
Group.
Page 9 Electrical Controls: Emergency
lighting and exit signs from GS Building
Systems Corporation.
Page 12 Industrial Technology: Cirrus
auto assembly (courtesy Chrysler Motors) from Metal Forge.

Design: Pappas MacDonnell, Inc.
Southport, Connecticut

           Appendix A

            Description of Graphic and Image Material


         Financial Highlights Section:

         Bar Graphs - Two Dimensional

         Graph #1 - A bar graph showing the company's net sales for the two years ended December 31, 1994 and 1993. The plotted values are: 1994 - $1,527.7 million; 1993 - 1,354.2 million. The caption below this graph reads: "Net Sales; Dollars in millions."

         Graph #2 - Bar graph which plots the company's earnings for the years ended December 31, 1994 and 1993. The amounts are: 1994 - $104.1 million; 1993 - $86.4 million. The caption below this graph reads: "Earnings (1); Dollars in millions." The "(1)" footnote indicates: "Excludes charges and credits related to consolidation of operations, asset valuations, semiconductor equipment operations, adoption of accounting standards, and other charges related to both years. See page 14 of Management's Discussion and Analysis for further details."

         Graph #3 - Bar graph plotting the company's earnings per share for the years ended December 31, 1994 and 1993. The two plotted values shown are: 1994 - $2.20; 1993 - $1.91. The text below the graph reads: "Earnings Per Share (1); Dollars." The '(1)" footnote indicates: "Excludes charges and credits related to consolidation of operations, asset valuations, semiconductor equipment operations, adoption of accounting standards, and other charges related to both years. See page 14 of Management's Discussion and Analysis for further details."

         Graph #4 - This bar graph plots the company's return on shareholders' equity percentage for the years ended December 31, 1994 and 1993. The shown amounts are: 1994 - 19.4%; 1993 - 16.9%.
         Below this graph is a caption that states: "Return on Equity (1); Percent." The '(1)" footnote indicates: "Excludes charges and credits related to consolidation of operations, asset valuations, semiconductor equipment operations, adoption of accounting standards, and other charges related to both years. See page 14 of Management's Discussion and Analysis for further details."

            At A Glance Section:

            Pie Chart of Net Sales

            Shown is a pie chart which plots 1994 net sales of the company's three product sectors. The caption below the chart states: "Net Sales; Dollars in millions." The legend lists: $606 Process Controls; $619 Electrical Controls; $303 Industrial Technology.

            Pie Chart of Operating Earnings

         Shown is a pie chart  which  plots 1994  operating  earnings  of the company's  three  product  sectors.  Text  under  the  chart  reads:
         "Operating  Earnings (1);  Dollars in millions."  The "(1)" footnote indicates "Excludes one-time items (see page 31)." The chart's legend shows: $79 Process Controls; $50 Electrical Controls; $57 Industrial Technology.

         Process Controls Section:

            Photos

         Photo #1 - On the introductory page of this section is a full page photograph of regenerative turbine pumps from General Signal Pump Group.

         Photo #2 - Photograph of a vertical in-line fire pump. The text under the picture reads: "General Signal Pump Group expanded its presence in the fire protection market, introducing vertical in-line fire pumps for smaller high-rise buildings. The unit's acquisition of Fairbanks Morse also broadened its fire pump offerings for the industrial market."

         Photo #3 - Photograph of three laboratory refrigerators. The text to the left of the photograph reads: "Revco/Lindberg's new line of environmentally friendly refrigerators free of chlorofluorocarbons was introduced in advance of 1996 federal air quality deadlines."

         Photo #4 - Photograph of a DeZurik valve. The text below the photograph states: "DeZurik increased its share of the municipal market, delivering AWWA butterfly and eccentric plug valves for water and wastewater treatment applications."
          Bar Graphs - Two Dimensional

        Graph #1 - A bar graph which plots net sales for the Process
         Controls sector for the three years ended December 31, 1994, 1993, and 1992. The values that are shown are as follows:
         1994 - $606 million; 1993 - $546 million; 1992 - $549
         million. The caption under the graph reads: "Process Controls Net Sales; Dollars in millions."

         Graph #2 - This bar graph plots the operating earnings for the Process Controls sector for the three years ended December 31, 1994, 1993, and 1992. The values that are shown are as follows: 1994 - $79 million; 1993 - $67 million; 1992 - $61 million. The text below the graph states: "Process Controls Operating Earnings (1); Dollars in millions." The "(1)" footnote indicates: "Excludes one-time items (see page 31)."


         Electrical Controls Section:
          Photos
         Photo #1 - Shown on the introductory page of this section is a full page photograph of emergency lighting and exit signs from GS
         Building Systems Corporation.
          Photo #2 - Shown is a photograph of a smoke detector attached to a ceiling with smoke below it. The caption above the picture states:
         "GS Building Systems Corporation's revolutionary new line of smoke detectors adapt to their environment to distinguish between latent and burning fires."

         Photo #3 - A photograph of various electrical fittings that are part of the company's GS Electrical Power Systems Group. The caption to the right of the photo reads: "Bolt-on acquisitions completed in 1994 gave GS Electrical Power Systems Group's product line the broadest array of fittings in the electrical industry."

        Photo #4 - A photograph of two power supply systems. Sticking out from under this photo is a cover page of Compumagazine. The text to the right of the picture states: "GS Electrical Power Systems Group's new series 700 on-line uninterruptible power supply system gave the unit access to new global markets, including Argentina, where the product was the top choice of Compumagazine, the country's leading computer magazine."

         Bar Graphs - Two Dimensional

         Graph #1 - A bar graph showing net sales for the Electrical
            Controls sector for the three years ended December 31, 1994, 1993 and 1992. The values plotted are as follows: 1994 - $619 million; 1993 - $547 million; 1992 - $568 million.
            Below the graph reads: "Electrical Controls Net Sales; Dollars in millions."

         Graph #2 - A bar graph which plots the Electrical Controls sector's operating earnings for the three years ended December 31, 1994, 1993, and 1992. The amounts plotted are as follows: 1994 - $50 million; 1993 - $40 million; 1992 - $43 million. The description of the graph states: "Electrical Controls Operating Earnings (1); Dollars in millions." The "(1)" footnote indicates: "Excludes one-time items (see page 31)."

            Industrial Technology Section:

            Photos

            Photo #1 - A full page picture of a Cirrus auto assembly is shown on the introductory page of this section. The picture's description (printed on the inside of the back cover) is as follows: "Industrial Technology: Cirrus auto assembly (courtesy Chrysler Motors) from Metal Forge."

         Photo #2 - Shown is a GS Telecom Group switch. The caption below the photograph  states:  "The new 2700  LAN/WAN  switch  from GS Telecom
         Group gave the unit a leading  position  in the  growing  market for systems that can manage both local and wide-area networks."

         Photo #3 - A photograph of a stamp vending machine. The text below this picture reads: "Like an automated teller for the post office, GFI Genfare's new stamp vending machine will soon dispense stamps and make change for customers at thousands of U.S. Postal Service facilities throughout the country."

            Bar Graphs - Two Dimensional

         Graph  #1  -  The  description  of  this  graph  reads:  "Industrial
         Technology Net Sales; Dollars in millions." Plotted are the net sales of the Industrial Technology sector for the three years ended December 31, 1994, 1993, and 1992. The values are as follows: 1994 -
            $303 million; 1993 - $261 million; 1992 - $227 million.

         Graph #2 - The caption under this bar graph states: "Industrial Technology Operating Earnings (1); Dollars in millions." The "(1)" footnote indicates: "Excludes one-time items (see page 31)." This graph plots the Industrial Technology sector's operating earnings for the three years ended December 31, 1994, 1993, and 1992. These plotted values are as follows: 1994 - $57 million; 1993 - $45 million; 1992 - $33 million.

            Management's Discussion and Analysis of Financial Condition and Results of Operations Section:

             Bar Graphs - Two Dimensional

         Graph #1 - A bar graph which plots the company's net sales for the three years ended December 31, 1994, 1993, and 1992. The plotted amounts are: 1994 - $1,528 million;  1993 - $1,354  million;  1992 -
        $1,343  million.  The caption  under this graph  reads:  "Net Sales;
            Dollars in millions; Excludes divested operations."

         Graph #2 - A bar graph plotting the company's gross profit for the year ended December 31, 1994, 1993, and 1992. The caption below this graph reads: "Gross Profit; Dollars in millions; Excludes divested operations and one-time items." The amounts plotted are as follows:
            1994 - $446 million; 1993 - $400 million; 1992 - $391 million.

         Graph #3 - A bar graph  which  shows  net  interest  expense  of the company for the years ended December 31, 1994, 1993, and 1992. Under this graph is text which reads:  "Net Interest  Expense;  Dollars in millions." The three values plotted are: 1994 - $12 million; 1993 - $17 million; 1992 - $25 million.

         Graph #4 - A bar graph which plots the company's earnings from its continuing operations for the years ended December 31, 1994, 1993, and 1992. The caption below the graph reads: "Earnings from Continuing Operations; Dollars in millions; Adjusted to exclude one-time items." The three shown amounts are: 1994 - $104 million;
            1993 - $86 million; 1992 - $70 million.

            Graph #5 - A bar graph which plots working capital as of December 31, 1994, 1993, and 1992. These values are as
            follows:   1994 - $360 million; 1993 - $269 million; 1992 -
            $348 million. The caption under the graph states: "Working Capital; Dollars in millions."

         Graph #6 - A bar graph plotting  capital  expenditures  and research and development expense. Capital expenditures (on the top section of each of three bars)  plotted for the years ended  December 31, 1994,
         1993, and 1992 are $67 million, $53 million, and $48 million, respectively. Research and development expense (on the bottom section of each bar) for the years ended December 31, 1994, 1993, and 1992 are $50 million, $53 million, and $56 million,
         respectively.   The  caption   below  this  graph  reads:   "Capital
         Expenditures  and  R&D;  Dollars  in  millions;   Excludes  divested
            operations."

         Graph #7 - A bar graph plotting total capitalization and the ratio of long-term debt to capitalization. Each of three bars shows both items - total capitalization on the top and the ratio below. The total capitalization values as of December 31, 1994, 1993, and 1992 are $817.0 million, $716.6 million, and $742.5 million, respectively. Ratio amounts are 32.9%, 26.7%, and 49.5% as of December 31, 1994, 1993, and 1992. Below the graph is a caption which reads:
            "Capitalization; Dollars in millions."