Form 10-K405, Exhibit 13
period 1995-12-31
GENERAL SIGNAL CORP
filed 1996-03-25
CIK 40834

Financial Highlights

--------------------------------------------------------------------------------
For the years ended December 31, (dollars in millions, except per share data)
                                                    1995       1994       1993
--------------------------------------------------------------------------------
Net Sales ...................................   $1,863.2   $1,527.7   $1,354.2
Earnings from continuing operations .........   $  100.1   $  104.1   $   98.1
Net Earnings ................................   $   36.1   $   80.7   $   34.7
Earnings per share from continuing operations   $   2.03   $   2.20   $   2.17
Earnings per common share ...................   $   0.73   $   1.71   $   0.77
Cash dividends per share ....................   $   0.96   $   0.90   $   0.90
Total assets ................................   $1,613.2   $1,357.9   $1,224.9
Shareholders' equity ........................   $  578.1   $  547.9   $  525.2
Average common shares outstanding ...........       49.2       47.3       45.2
Return on average shareholders' equity ......        6.3%      15.0%       7.7%
Long-term debt to capitalization ............       42.6%      32.9%      26.7%
Employees (thousands) .......................       12.9       12.2       11.2
--------------------------------------------------------------------------------

Net Sales
(dollars in millions)
[GRAPH]
93: $1,354
94: $1,528
95: $1,863

Earnings from Continuing Operations
(dollars in millions)
[GRAPH]
93: $98
94: $104
95: $100

Earnings Per Share from Continuing Operations
(dollars)
[GRAPH]
93: $2.17
94: $2.20
95: $2.03

Return on Equity
(percent)
[GRAPH]
93: 7.7%
94: 15.0%
95: 6.3%

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(Dollars in millions, except per-share data)

The following discussion should be read in conjunction with the company's consolidated financial statements and notes thereto.

RESULTS OF OPERATIONS

The amounts in the table below were derived from the Consolidated Financial Statements.

                                                  1995        1994         1993
Year ended December 31,                       REPORTED    Reported     Reported
--------------------------------------------------------------------------------
Net sales ................................    $1,863.2    $1,527.7     $1,354.2
Gross margin .............................       555.2       418.2        395.2
Selling, general and administrative
  expenses ...............................       354.4       292.3        259.3
Transaction and consolidation charges,
  merger break-up fee and other
  special items ..........................        20.1       (46.2)       (19.8)
Operating earnings .......................       180.7       172.1        155.7
Earnings from continuing operations ......       100.1       104.1         98.1
Net earnings .............................        36.1        80.7         34.7
Earnings per share from continuing
  operations .............................        2.03        2.20         2.17
Earnings per share .......................    $   0.73    $   1.71     $   0.77
--------------------------------------------------------------------------------

Over the last three years, the company recorded the following charges and credits in net earnings:

TRANSACTION AND CONSOLIDATION CHARGES: During 1995, the company recorded charges of $20.1 for the acquisition of Best Power Technology Inc. (Best Power) and the merger with Data Switch Corporation (Data Switch). The Best Power charge of $7.4 was primarily for severance and other consolidation costs related to the combination of General Signal and Best Power locations. The Data Switch charge of $12.7 was primarily for severance and balance sheet valuation adjustments. During 1993, the company recorded a charge of $13.2 for transaction costs and for consolidation of its Lindberg unit with Revco.

DISCONTINUED OPERATIONS: The company adopted a plan to sell Leeds & Northrup company (L&N) and Dynapower/Stratopower (Dynapower) in November 1994. In 1995, the company recorded net losses of $64.0 ($1.30 per share) in connection with the divestiture of these businesses. During 1994 and 1993, the company recorded net losses of $23.4 ($0.49 per share) and $31.5 ($0.70 per share), respectively, for losses on the expected disposal and operating losses of these operations.

SPECIAL ITEMS:

RELIANCE MERGER BREAK-UP FEE - During the fourth quarter of 1994, the company's planned merger with Reliance Electric was not successfully concluded, and, as a result, the company received a break-up fee of $50.0.The company also incurred $3.8 of net expenses related to the merger.

SEMICONDUCTOR EQUIPMENT OPERATIONS - During 1993, the company substantially completed the divestiture of Semiconductor Equipment Operations with higher than expected proceeds from the sale of these units and lower than expected severance costs. As a result, $53.2 of excess reserves were returned to operating income. At December 31, 1995, the SEO reserves remaining were $3.2, which the company anticipates will be expended in 1996.

PREVIOUSLY DIVESTED BUSINESSES - In 1993, the company recognized a $5.2 charge related to previously divested businesses.

RESTRUCTURING - In 1993, the company provided $15.0 primarily for factory and administrative consolidation and rearrangement as well as product restructuring and realignment, all related to continuing operations.

Net Sales
(Dollars in millions)
[GRAPH]
93: $1,354
94: $1,528
95: $1,863

CONSOLIDATION OF OPERATIONS, ASSET VALUATIONS AND OTHER CHARGES: During the fourth quarter of 1994, the company recorded $46.2 of charges for the consolidation of certain operations ($11.8), asset valuations ($24.1) and environmental and other issues ($10.3). During 1993, the company recorded a $4.4 charge to cost of sales to reflect permanent declines in the value of assets.

EXTRAORDINARY CHARGE: During 1993, the company extinguished certain high-rate debt, resulting in an extraordinary charge of $6.6.

ADOPTION OF NEW ACCOUNTING STANDARD: Effective January 1, 1993, the company adopted SFAS 112, "Employers' Accounting for Postemployment Benefits". The impact of adopting this standard (shown as the cumulative effect of accounting change in the statement of earnings) was a non-cash, after-tax charge of $25.3 in 1993.

To facilitate a more meaningful comparison, the charges and credits discussed above have been excluded from the following discussion of results of operations.

                                                 1995         1994         1993
Year ended December 31,                    ADJUSTED(1)  Adjusted(2)  Adjusted(3)
--------------------------------------------------------------------------------
Net sales ...............................    $1,863.2     $1,527.7     $1,354.2
Gross margin ............................       555.2        445.9        399.6
Selling, general and
  administrative expenses ...............       354.4        276.2        259.3
Operating earnings ......................       200.8        169.7        140.3
Earnings from continuing operations .....       113.0        104.1         86.4
Earnings per share from continuing
  operations ............................    $   2.30     $   2.20     $   1.91
--------------------------------------------------------------------------------
(1) Excludes transaction and consolidation charges related to the acquisition of Best Power and the merger with Data Switch.
(2) Excludes Reliance merger break-up fee and consolidation of operations charges.
(3) Excludes 1993 special items and transaction and consolidation charges related to the merger with Revco.

1995 COMPARED WITH 1994 (ADJUSTED TO EXCLUDE NON-RECURRING CHARGES AND CREDITS)

REVENUES: Sales improved 22.0 percent over 1994 levels to $1,863.2, primarily related to acquisitions with the remainder reflecting improved order activity. International sales in 1995 totaled 22.3 percent of the company's net sales as compared to 19.4 percent in 1994. Export sales increased 59 percent to $199.1, reflecting greater export activity in Process and Electrical Controls and the acquisitions of Fairbanks Morse Pump Corporation (Fairbanks), Best Power and Data Switch. Price changes, volume changes, and acquisitions accounted for approximately 10 percent, 6 percent, and 84 percent of the revenue increase, respectively.

Process Controls sector sales increased 18.7 percent to $719.7 from increased shipments of pumps, valves, industrial mixers, crystal growing furnaces and laboratory equipment. The increased pump sales resulted primarily from the acquisition of Fairbanks. The increased mixer business sales were primarily a result of higher domestic sales.

Sales in the Electrical Controls sector rose 25.6 percent to $777.0. The acquisitions of Best Power and MagneTek Electric Inc. (Waukesha Electric) accounted for approximately 80 percent of the sector's increase. The remainder resulted from improved volume in building and life safety products, broadcast equipment and power transformers. These improvements were offset by lower volume as a result of a major floor care customer's production curtailments.

Industrial Technology sector sales increased 21.1 percent to $366.5 due mainly to the Data Switch merger, recorded effective January 1, 1995, which added $97.8 in revenue. This addition was partially offset by decreases in sales due to the completion of the U.S. Postal Service stamp vending machine contract in early 1995 as well as declines in the telecommunications and OEM bicycle and automotive component products.

COSTS AND EXPENSES: Gross profit as a percentage of sales improved from 29.2 percent to 29.8 percent. Higher margins at acquired companies as well as improved cost structures at several operating units were the primary reasons for the improvement. Margin improvements were strongest for valve, broadcast equipment and telecommunication products. Margin improvements also were realized as a result of the completion of the lower margin U.S. Postal Service contract. Spending on research and development ranged from two to three percent of sales in both years.

Gross Profit
(Dollars in millions)
[GRAPH]
93: $395
94: $418
95: $555

Net Interest Expense
(Dollars in millions)
[GRAPH]
93: $17
94: $12
95: $24

Selling, general and administrative expenses as a percentage of sales increased from 18.1 percent to 19.0 percent primarily due to higher operating expenses-to-sales of acquired companies, which included $2.7 of integration charges for Best Power and Waukesha Electric, as well as incremental spending related to acquisitions. These higher expenses were offset by insurance recoveries of $6.8 and gains on asset sales of $4.1. SG&A expenses included pension credits of $9.3 in 1995 and $9.7 in 1994. These credits resulted from the company's overfunded pension plans and favorable long-term investment results. The company anticipates pension credits in 1996 to be lower than 1995 due primarily to an increase in the total number of employees added via acquisitions and decreases in discount rates, offset by improved investment return rates.

Net interest expense increased as a result of higher average debt levels resulting from acquisitions, the addition of higher-rate debt from Data Switch and an overall increase in borrowing rates.

The 1995 effective tax rate rose to 36 percent from 35 percent in 1994 for a number of reasons, including an increase in non-deductible goodwill and a $7.0 reduction in the deferred tax valuation allowance (see reconciliation of federal and effective tax rates on page 27). Without the reduction in the deferred tax valuation allowance, the 1995 rate would have been approximately 40 percent.

1994 COMPARED WITH 1993 (ADJUSTED TO EXCLUDE NON-RECURRING CHARGES AND CREDITS)

REVENUES: Sales rose 12.8 percent from 1993 to $1,527.7. Domestic sales increased 14.2 percent, reflecting the strength of the domestic economy. Exports increased 13.2 percent, and foreign shipments increased 3.4 percent. Price changes, volume changes and acquisitions accounted for approximately 5 percent, 61 percent and 34 percent of the revenue increase, respectively.

Sales in the Process Controls sector were $606.4, up 11.1 percent from 1993. The sector saw increased sales in its vacuum pump lines and its non-ferrous and heat-treat products. In addition, almost one-third of the increase was from the late 1993 acquisition of Layne & Bowler, a municipal water pump manufacturer.

Sales in the Electrical Controls sector rose 13.1 percent to $618.6 in 1994, primarily from higher shipments of life safety products, conduit fittings and other electrical wholesale products, and electrical motors. 1994 acquisitions contributed $20.0 of the growth in sales of conduit fittings and other electrical wholesale products.

Industrial Technology sector sales grew 15.8 percent to $302.7. Accounting for this growth were greater shipments of OEM automotive components and bus and rail fare equipment. A significant portion of the increased sales in 1994 resulted from the shipment of U.S. Postal Service stamp vending machines.

COSTS AND EXPENSES: In 1994, gross margins were flat at 29 percent of sales (excluding unit consolidation, asset valuation and other charges in 1994 of $27.7 and asset valuation charges in 1993 of $4.4).

The ratio of selling, general and administrative expenses to sales improved to
18.1 percent from 19.1 percent (excluding unit consolidation, asset valuation and other charges in 1994 of $16.1). Contributing to the lower rate of SG&A expenses to sales were the successful cost reduction efforts undertaken by the company in 1993 and prior years. SG&A expenses included pension credits of $9.7 in 1994 and $8.6 in 1993.

Net interest expense of $11.8 decreased from 1993 because of the extinguishment of higher-rate debt in 1993 and generally lower average debt levels in 1994.

The effective income tax rate was 35 percent in 1994 compared with 29.5 percent in 1993. 1993 income taxes included benefits from adjustments of prior year tax reserves and an increase in the company's deferred tax assets arising from 1993 tax legislation.

LIQUIDITY AND CAPITAL RESOURCES

Net cash provided by operating activities was $160.7 in 1995 compared with $115.7 in 1994. Included in 1994 cash from operations was the Reliance break-up fee of $50.0 less net expenses of $3.8 incurred in connection with the planned merger. 1995 operating cash flow improved primarily from better working capital management along with proceeds from environmental insurance recoveries ($6.8). Included in operating cash flows for 1995 and 1994 were expenditures of $40.8 and $47.6, respectively, related to previously divested operations and $7.5 and $8.2, respectively, for severance pay.

Earnings from Continuing Operations
(Dollars in millions)
[GRAPH]
93: $98
94: $104
95: $100

Working Capital
(Dollars in millions)
[GRAPH]
93: $269
94: $349
95: $298

Capital expenditures were $49.0 in 1995 compared with $74.8 in 1994. 1995 capital expenditures were primarily comprised of upgrades to manufacturing facilities and purchases of MIS equipment. The company anticipates capital expenditures in 1996 to approximate depreciation.

During 1995, the company acquired Best Power for $206.3 and Waukesha Electric for $73.9. Cash paid for acquisitions in 1994 totaled $83.3. Proceeds from dispositions were $53.4 in 1995 compared with $26.2 in 1994. Included in 1995 cash flow from investing activities were long-term receivable collections and fixed asset sales totalling approximately $14.5. On January 11, 1996, the company sold Kinney Vacuum Company (Kinney) for approximately $28.0 and expects to record a pre-tax gain of approximately $21.0 in the first quarter of 1996.

Net cash provided from financing activities was $92.7 in 1995, which included net borrowings of $139.2, offset by dividend payments of $45.6 and cash used to repurchase common shares of $18.0. In 1994, net cash provided by financing activities was $14.7, including net borrowings of $70.9, dividend payments of $42.6, and repurchased shares of $18.5.

Long-term debt-to-capitalization increased to 42.6 percent at December 31, 1995 from 32.9 percent at December 31, 1994, principally as a result of the company's acquisitions during 1995. The company expects to use the proceeds from the disposition of Kinney and the remaining discontinued businesses to reduce debt.

At the end of 1995, the company had unused lines of credit of $621.6, consisting primarily of committed borrowing facilities of $190.0 and $360.0 that expire in 1996 and 2000, respectively. The company has $300.0 of unissued securities under a universal shelf registration with the Securities and Exchange Commission, providing the flexibility to issue a broad variety of securities. The company expects that cash provided from operations will be sufficient to provide for the company's financing needs for the next year. Additional financing may be undertaken as required.

At December 31, 1995, the company's balance sheet reflected net deferred tax assets of $223.9 that are reduced by deferred tax liabilities of $107.2 and a valuation allowance of $33.6. The carrying amount of the net deferred tax asset was based on management's assessment of the realizability of the net operating loss carryforwards and deductible items through future taxable earnings or alternative tax planning strategies.

The company enters into forward foreign exchange contracts to mitigate the risks of doing business in foreign currencies. The company hedges currency exposures of firm commitments and specific assets and liabilities denominated in non-functional currencies to protect against the possibility of diminished cash flow and adverse impact on earnings. The company's currency exposures vary, but are primarily concentrated in the Canadian dollar, British pound, Australian dollar, German mark, French franc and Singapore dollar. Translation exposures are rarely hedged.

ENVIRONMENTAL MATTERS

The company is involved in various stages of investigation and remediation relative to environmental protection matters. A more detailed discussion of environmental matters appears on page 30 of the Notes to the Financial Statements.

ACCOUNTING CHANGES

In 1995, the Financial Accounting Standards Board issued Statement Nos. 121 and 123 that relate to accounting for impairment of long-lived assets and stock compensation, respectively. The company plans to adopt these statements in 1996 and is currently studying their impact.

OTHER MATTERS

Since the company is a producer of capital goods and equipment, its results can vary with the relative strength of the economy. Demand for products in the Process Controls sector follows the demand for capital goods orders. The Electrical Controls sector depends upon several markets, principally the nonresidential construction and computer equipment industries. The Industrial Technology sector depends on several markets, primarily automotive, mass transportation, and telecommunications equipment. Mass transportation depends upon continued federal and local government spending, and telecommunications is dependent upon continued research and development and the continued success of new products. While no one marketplace or industry has a major impact on the company's operations or results, the inherent pace of technological changes presents certain risks that the company monitors carefully. Success within all of the company's businesses is dependent upon the timely introduction and acceptance of new products.

Capital Expenditures and Research and Development
(Dollars in millions)
[GRAPH]
     Research and Development  Capital Expenditures
93:          $53                        $55
94:          $50                        $75
95:          $47                        $49


Capitalization
(Dollars in millions)
[GRAPH]
    LTD-to-Cap  Capitalization
93:    26.7%         $717
94:    32.9%         $817
95:    42.6%         $1,007

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

The independent auditors perform an audit of the company's consolidated financial statements in accordance with generally accepted auditing standards and provide an objective, independent review of the fairness of reported operating results and financial position.

The Board of Directors of the company has an Audit Committee composed of four non-management Directors. The Committee meets at least three times annually with financial management, the internal auditors and the independent auditors to review accounting, control, auditing and financial reporting matters.

/s/ Michael D. Lockhart

Michael D. Lockhart
Chairman and Chief Executive Officer

/s/ Terence D. Martin                  /s/ Terry J. Mortimer

Terence D. Martin                      Terry J. Mortimer
Executive Vice President and           Vice President
Chief Financial Officer                and Controller








REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
General Signal Corporation

We have audited the accompanying balance sheet of General Signal Corporation and consolidated subsidiaries as of December 31, 1995 and 1994, and the related statements of earnings, shareholders' equity, and cash flow for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of General Signal Corporation and consolidated subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flow for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

As discussed in the notes to the financial statements, in 1993 the company changed its method of accounting for postemployment benefits.

/s/ Ernst & Young LLP

Stamford, Connecticut
January 25, 1996, except for the capital stock note to the financial statements, as to which the date is February 1, 1996.

STATEMENT OF EARNINGS

General Signal Corporation and Consolidated Subsidiaries
Year ended December 31, (In millions, except per-share data)                                   1995           1994           1993
====================================================================================================================================
NET SALES .............................................................................   $   1,863.2    $   1,527.7    $   1,354.2
------------------------------------------------------------------------------------------------------------------------------------
Cost of sales .........................................................................       1,308.0        1,109.5          959.0
Selling, general and administrative expenses ..........................................         354.4          292.3          259.3
Transaction and consolidation charges .................................................          20.1         --               13.2
Merger break-up fee and other special items ...........................................        --              (46.2)         (33.0)
------------------------------------------------------------------------------------------------------------------------------------
Total operating costs and expenses ....................................................       1,682.5        1,355.6        1,198.5
------------------------------------------------------------------------------------------------------------------------------------
OPERATING EARNINGS ....................................................................         180.7          172.1          155.7
Interest expense, net .................................................................          24.3           11.8           16.6
------------------------------------------------------------------------------------------------------------------------------------
EARNINGS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES ...............................         156.4          160.3          139.1
Income taxes ..........................................................................          56.3           56.2           41.0
------------------------------------------------------------------------------------------------------------------------------------
Earnings from continuing operations ...................................................         100.1          104.1           98.1
Earnings (loss) from discontinued operations, net of income taxes:
    Operations ........................................................................        --                2.4          (31.5)
    Disposal ..........................................................................         (64.0)         (25.8)        --
------------------------------------------------------------------------------------------------------------------------------------
EARNINGS BEFORE EXTRAORDINARY CHARGE AND CUMULATIVE EFFECT OF ACCOUNTING CHANGE .......          36.1           80.7           66.6
Extraordinary charge ..................................................................        --             --               (6.6)
Cumulative effect of accounting change ................................................        --             --              (25.3)
------------------------------------------------------------------------------------------------------------------------------------
    NET EARNINGS ......................................................................   $      36.1    $      80.7    $      34.7
====================================================================================================================================
EARNINGS (LOSS) PER SHARE OF COMMON STOCK:
    Continuing operations .............................................................   $      2.03    $      2.20    $      2.17
    Discontinued operations ...........................................................        --               0.05          (0.70)
    Disposal of discontinued operations ...............................................         (1.30)         (0.54)        --
    Extraordinary charge ..............................................................        --             --              (0.14)
    Cumulative effect of accounting change ............................................        --             --              (0.56)
------------------------------------------------------------------------------------------------------------------------------------
    NET EARNINGS ......................................................................   $      0.73    $      1.71    $      0.77
====================================================================================================================================
AVERAGE COMMON SHARES OUTSTANDING .....................................................          49.2           47.3           45.2
====================================================================================================================================

See accompanying notes to the financial statements.

                                       22


BALANCE SHEET

General Signal Corporation and Consolidated Subsidiaries
December 31, (In millions)                                                                               1995                  1994
====================================================================================================================================
ASSETS
CURRENT ASSETS:
Cash and cash equivalents ..............................................................           $      1.0            $      0.3
Accounts receivable ....................................................................                323.6                 258.3
Inventories ............................................................................                234.7                 213.3
Prepaid expenses and other current assets ..............................................                 30.1                  44.5
Assets held for sale at estimated realizable value .....................................                 60.4                 153.6
Deferred income taxes ..................................................................                 71.6                  47.2
------------------------------------------------------------------------------------------------------------------------------------
    TOTAL CURRENT ASSETS ...............................................................                721.4                 717.2
PROPERTY, PLANT AND EQUIPMENT ..........................................................                312.7                 280.5
INTANGIBLES ............................................................................                406.0                 194.3
OTHER ASSETS ...........................................................................                161.6                 149.8
DEFERRED INCOME TAXES ..................................................................                 11.5                  16.1
------------------------------------------------------------------------------------------------------------------------------------
    TOTAL ASSETS .......................................................................           $  1,613.2            $  1,357.9
====================================================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term borrowings and current maturities of long-term debt .........................           $      9.0            $      2.2
Accounts payable .......................................................................                158.1                 152.9
Accrued expenses .......................................................................                233.8                 194.0
Income taxes ...........................................................................                 31.2                  18.9
------------------------------------------------------------------------------------------------------------------------------------
    TOTAL CURRENT LIABILITIES ..........................................................                432.1                 368.0
------------------------------------------------------------------------------------------------------------------------------------
LONG-TERM DEBT, LESS CURRENT MATURITIES ................................................                428.6                 269.1
ACCRUED POSTRETIREMENT AND POSTEMPLOYMENT OBLIGATIONS ..................................                146.9                 161.2
OTHER LIABILITIES ......................................................................                 27.5                  11.7
------------------------------------------------------------------------------------------------------------------------------------
    TOTAL LONG-TERM LIABILITIES ........................................................                603.0                 442.0
------------------------------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY:
Common stock: authorized 150.0 shares; issued
    64.3 in 1995 and 63.7 in 1994 ......................................................                 77.9                  77.4
Additional paid-in capital .............................................................                304.2                 281.1
Retained earnings ......................................................................                582.9                 620.5
Cumulative translation adjustments .....................................................                 (3.9)                (12.1)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                        961.1                 966.9
Common stock in treasury, at cost: 15.0 shares in 1995 and 16.6 shares in 1994 .........               (383.0)               (419.0)
------------------------------------------------------------------------------------------------------------------------------------
    TOTAL SHAREHOLDERS' EQUITY .........................................................                578.1                 547.9
------------------------------------------------------------------------------------------------------------------------------------
    TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY .........................................           $  1,613.2            $  1,357.9
====================================================================================================================================

See accompanying notes to the financial statements.

STATEMENT OF SHAREHOLDERS' EQUITY

                                                                                         Additional             Cumulative    Common
General Signal Corporation and Consolidated Subsidiaries                           Common   Paid-In   Retained Translation  Stock In
(In millions, except per-share data)                                                Stock   Capital   Earnings Adjustments  Treasury
====================================================================================================================================
Balance at December 31, 1992 ...................................................  $  45.1  $  262.8   $  588.1   $  (9.0)  $ (512.0)
Net earnings ...................................................................     --        --         34.7      --         --
Dividends declared ($0.90 per share) ...........................................     --        --        (39.7)     --         --
Sale of common stock ...........................................................     --        20.4       --        --        102.9
Stock split ....................................................................     31.6     (31.6)      --        --         --
Exercise of stock options and savings and stock ownership plan funding .........      0.4      20.4       --        --         10.6
Translation adjustments ........................................................     --        --         --         0.5       --
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1993 ...................................................     77.1     272.0      583.1      (8.5)    (398.5)
Net earnings ...................................................................     --        --         80.7      --         --
Dividends declared ($0.90 per share) ...........................................     --        --        (43.3)     --         --
Purchase of common stock .......................................................     --        --         --        --        (18.5)
Exercise of stock options and savings and stock ownership plan funding .........      0.3       9.1       --        --         (2.0)
Translation adjustments ........................................................     --        --         --        (3.6)      --
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1994 ...................................................     77.4     281.1      620.5     (12.1)    (419.0)
Restatement for Data Switch merger .............................................     --         4.8      (27.7)     (0.1)      45.7
Net earnings ...................................................................     --        --         36.1      --         --
Dividends declared ($0.96 per share) ...........................................     --        --        (46.0)     --         --
Purchase of common stock .......................................................     --        --         --        --        (18.0)
Exercise of stock options and savings and stock ownership plan funding .........      0.5      18.3       --        --          8.3
Discontinued operations ........................................................     --        --         --         7.4       --
Translation adjustments ........................................................     --        --         --         0.9       --
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995 ...................................................  $  77.9  $  304.2   $  582.9   $  (3.9)  $ (383.0)
====================================================================================================================================

See accompanying notes to the financial statements.

STATEMENT OF CASH FLOW

General Signal Corporation and Consolidated Subsidiaries                           Increase (Decrease) in Cash and Cash Equivalents
Year ended December 31, (In millions)                                                            1995           1994           1993
====================================================================================================================================
CASH FLOW FROM OPERATING ACTIVITIES:
Earnings from continuing operations ...................................................     $   100.1      $   104.1      $    98.1
Adjustments to reconcile earnings from continuing operations to net cash from operating activities:
    Discontinued operations ...........................................................          --              2.4          (31.5)
    Transaction and consolidation charges .............................................          20.1           --             13.2
    Deferred income taxes .............................................................          32.0           36.8           (3.7)
    Depreciation and amortization .....................................................          62.8           48.4           46.4
    Pension credits ...................................................................          (9.3)          (9.7)          (8.6)
    Extraordinary charge on early extinguishment of debt ..............................          --             --             (6.6)
    Other, net ........................................................................           4.4           (0.2)           6.6
    Changes in assets and liabilities, net of effects from acquisitions and divestitures:
      Accounts receivable .............................................................         (15.4)         (25.2)           5.3
      Inventories .....................................................................          21.4          (26.8)          12.9
      Prepaid expenses and other current assets .......................................          18.1           (1.0)           5.4
      Accounts payable ................................................................         (14.2)          29.5           (2.4)
      Accrued expenses and other ......................................................         (71.6)         (50.5)         (78.4)
      Income taxes ....................................................................          12.3            7.9          (13.7)
------------------------------------------------------------------------------------------------------------------------------------
    Net cash from operating activities ................................................         160.7          115.7           43.0
------------------------------------------------------------------------------------------------------------------------------------
CASH FLOW FROM INVESTING ACTIVITIES:
    Divestitures ......................................................................          53.4           26.2           97.6
    Capital expenditures ..............................................................         (49.0)         (74.8)         (55.1)
    Acquisitions, net of cash acquired ................................................        (272.4)         (83.3)         (20.0)
    Other, net ........................................................................          15.3            0.5           (1.1)
------------------------------------------------------------------------------------------------------------------------------------
    Net cash from investing activities ................................................        (252.7)        (131.4)          21.4
------------------------------------------------------------------------------------------------------------------------------------
CASH FLOW FROM FINANCING ACTIVITIES:
    Issuance of long-term debt ........................................................         273.2           77.9            9.3
    Redemption of long-term debt ......................................................        (134.0)          (7.0)        (189.8)
    Purchase of common stock ..........................................................         (18.0)         (18.5)          --
    Issuance of common stock ..........................................................          17.1            4.9          138.8
    Dividends paid ....................................................................         (45.6)         (42.6)         (37.9)
------------------------------------------------------------------------------------------------------------------------------------
    Net cash from financing activities ................................................          92.7           14.7          (79.6)
------------------------------------------------------------------------------------------------------------------------------------
    Net changes in cash and cash equivalents ..........................................           0.7           (1.0)         (15.2)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR ........................................           0.3            1.3           16.5
------------------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR ..............................................     $     1.0      $     0.3      $     1.3
====================================================================================================================================
Interest paid .........................................................................     $    27.3      $    12.4      $    23.6
====================================================================================================================================
Income taxes paid .....................................................................     $    15.7      $    21.5      $    26.7
====================================================================================================================================

See accompanying notes to the financial statements.

NOTES TO THE FINANCIAL STATEMENTS
(Dollars in millions, except per-share data)

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

INTANGIBLES: Intangible assets (primarily the excess of purchase price over the fair value of net assets acquired) are amortized on a straight-line basis over periods not exceeding 40 years. The company periodically reviews the carrying value of intangibles for recoverability in relation to future undiscounted cash flow.

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

STOCK COMPENSATION: The company accounts for the options granted under its stock incentive program by recognizing as compensation any excess of quoted market price over exercise price at the date of grant. The exercise price of General Signal stock options granted equals the market value on the date of grant.

EARNINGS PER SHARE: Earnings per share of common stock was calculated by dividing net earnings by the weighted average number of common shares outstanding. There was no dilutive impact from stock options or convertible debt securities outstanding during the periods.

MERGER AND ACQUISITION INCOME AND EXPENSES: The company recognizes costs associated with potential mergers and acquisitions, along with proceeds from break-up fee provisions, as components of operating income.

USE OF ESTIMATES: The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATIONS: Certain reclassifications were made to conform prior years' data to the current presentation.

ACCOUNTS RECEIVABLE

Accounts receivable are net of allowances for doubtful accounts of $10.6 and $10.1 at December 31, 1995 and 1994, respectively.

INVENTORIES
December 31,                                               1995            1994
================================================================================
Finished goods .................................        $  73.9         $  62.1
Work in process ................................           66.5            68.0
Raw material and purchased parts ...............          117.6           106.4
--------------------------------------------------------------------------------
Total FIFO cost ................................          258.0           236.5
Excess of FIFO cost over LIFO
    inventory value ............................          (23.3)          (23.2)
--------------------------------------------------------------------------------
                                                        $ 234.7         $ 213.3
================================================================================

Inventories valued using LIFO are approximately $69.4 and $66.4 at December 31, 1995 and 1994, respectively. During 1994, $3.9 of LIFO reserves related to discontinued operations was reclassified to assets held for sale at estimated realizable value.

Progress payments, netted against work in process at year-end, are $8.7 in 1995 and $4.7 in 1994.

CONTRACTS IN PROGRESS

Prepaid expenses and other current assets include contracts in progress of $20.5 and $30.8 at December 31, 1995 and 1994, respectively. Contracts in progress represent revenue recognized on a percentage-of-completion basis over related progress billings of $83.7 and $72.6 at December 31, 1995 and 1994, respectively. Substantially all contracts in progress at year-end are billed during the subsequent year.

PROPERTY, PLANT AND EQUIPMENT
December 31,                                                   1995        1994
================================================================================
Land .......................................         $   14.1          $    9.1
Buildings and leasehold
    improvements ...........................            167.6             138.4
Machinery and equipment ....................            536.1             464.3
--------------------------------------------------------------------------------
                                                        717.8             611.8
--------------------------------------------------------------------------------
Accumulated depreciation
    and amortization .......................           (405.1)           (331.3)
--------------------------------------------------------------------------------
                                                     $  312.7          $  280.5
================================================================================

INCOME TAXES

For financial reporting purposes, earnings from continuing operations before income taxes includes the following components:

Year ended December 31,                      1995           1994          1993
================================================================================
Pretax income:
   United States ..................      $  151.5       $  159.3       $  137.9
    Foreign .......................           4.9            1.0            1.2
--------------------------------------------------------------------------------
                                         $  156.4       $  160.3       $  139.1
================================================================================

The reconciliation of income tax from continuing operations computed at the U.S. federal statutory tax rate to the company's effective income tax rate is as follows:

Year ended December 31,                          1995         1994         1993
================================================================================
Tax at U.S. federal statutory rate ......        35.0%        35.0%        35.0%
State and local income taxes,
    net of U.S. federal benefit .........         5.5          3.4          2.7
Foreign sales corporation ...............        (1.7)        (1.4)        (1.5)
Goodwill amortization ...................         2.1          1.0          1.3
Income from Puerto Rican operations .....        (0.7)        (0.8)        (0.7)
Foreign rates and foreign dividends .....        (1.4)        (1.1)        (0.9)
Reduction in valuation allowance ........        (4.5)        --           --
Effect of enacted U.S.
    federal rate change
    on deferred taxes ...................         --           --          (2.0)
Adjustments to prior
    years' tax liabilities ..............         --           --          (2.6)
Other ...................................         1.7         (1.1)        (1.8)
--------------------------------------------------------------------------------
                                                 36.0%        35.0%        29.5%
================================================================================

The components of the provision for income taxes are as follows:

Year ended December 31,                       1995           1994         1993
================================================================================
Current:
    Federal ........................       $  14.2        $  11.5       $  (1.1)
    Foreign ........................           3.4            4.6          (0.4)
    State ..........................           6.7            3.3           0.5
--------------------------------------------------------------------------------
    Total current ..................          24.3           19.4          (1.0)
--------------------------------------------------------------------------------
Deferred:
    Federal ........................          (6.5)          51.5           9.9
    Foreign ........................          (2.6)           0.4          (0.9)
    State ..........................           5.2            9.5           3.0
--------------------------------------------------------------------------------
    Total deferred .................          (3.9)          61.4          12.0
--------------------------------------------------------------------------------
                                           $  20.4        $  80.8       $  11.0
================================================================================

Income tax expense is included in the financial statements as follows:

Year ended December 31,                       1995           1994          1993
================================================================================
Continuing operations ..............     $    56.3      $    56.2     $    41.0
Discontinued operations ............         (35.9)          24.6         (13.2)
Extraordinary charge ...............          --             --            (4.1)
Cumulative effect of
    accounting change ..............          --             --           (12.7)
--------------------------------------------------------------------------------
                                         $    20.4      $    80.8     $    11.0
================================================================================

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the company's deferred tax assets and liabilities are as follows:

December 31,                                                  1995         1994
================================================================================
Deferred tax assets:
    Acquired tax benefits and basis differences ......   $    45.1    $    52.0
    Other postretirement and
      postemployment benefits ........................        63.6         70.0
    Losses on dispositions and restructuring .........        22.4         21.0
    Inventories ......................................        15.7         15.1
    NOL and credit carryforwards .....................        42.9         46.0
    Other ............................................        34.2         24.1
--------------------------------------------------------------------------------
      Total deferred tax assets ......................       223.9        228.2
    Valuation allowance ..............................       (33.6)       (43.2)
--------------------------------------------------------------------------------
      Net deferred tax assets ........................       190.3        185.0
Deferred tax liabilities:
    Accelerated depreciation .........................        32.5         28.8
    Pension credits ..................................        36.2         34.0
    Reliance gain ....................................        19.8         19.8
    Discontinued operations ..........................        --           23.0
    Other ............................................        18.7         16.1
--------------------------------------------------------------------------------
       Total deferred tax liabilities ................       107.2        121.7
--------------------------------------------------------------------------------
                                                         $    83.1    $    63.3
================================================================================

Realization of deferred tax assets associated with the NOL and credit carryforwards is dependent upon generating sufficient taxable income prior to their expiration. Management believes that there is a risk that certain of these NOL and credit carryforwards may expire unused and, accordingly, has established a valuation allowance against them. Although realization is not assured for the remaining deferred tax assets, management believes it is more likely than not that they will be realized through future taxable earnings or alternative tax strategies. However, the net deferred tax assets could be reduced in the near term if management's estimates of taxable income during the carryforward period are significantly reduced or alternative tax strategies are no longer viable. In the event that the tax benefits relating to the valuation allowance are realized, $1.0 of such benefits would reduce goodwill.

At December 31, 1995, the following net federal operating loss and tax credit carryforwards are available:

Expiration                                         Operating                Tax
Dates                                                 Losses            Credits
================================================================================
1996 - 1997 ..............................              $--             $  14.3
1998 - 1999 ..............................               2.7               14.4
2000 - 2001 ..............................              35.1                --
2002 - 2003 ..............................              11.4                --
No expiration ............................               --                 0.6
--------------------------------------------------------------------------------

Undistributed earnings of the company's foreign subsidiaries amounted to approximately $60.8 at December 31, 1995. Those earnings are considered to be indefinitely reinvested and accordingly, no provision for U.S. federal and state income taxes or foreign withholding taxes has been made. Upon distribution of those earnings, the company would be subject to U.S. income taxes (subject to a reduction for foreign tax credits) and withholding taxes payable to the various foreign countries. Determination of the amount of unrecognized deferred U.S. income tax liability is not practicable; however, unrecognized foreign tax credit carryovers would be available to reduce some portion of the U.S. liability. Withholding taxes of approximately $5.3 would be payable upon remittance of all previously unremitted earnings at December 31, 1995.

DEBT
December 31,                                                  1995          1994
================================================================================
5.75% Convertible Subordinated
    Notes due 2002 (convertible at
    approximately $39.50 per share) ................      $  100.0      $  100.0
Commercial paper
    1995, 5.9%; 1994, 6.1% .........................         249.0          85.7
Industrial Revenue Bonds due
    2000-2014; no stipulated
    principal repayments prior to
    maturity (primarily variable rate) .............          44.5          45.7
Other long-term borrowings .........................          39.9          38.8
--------------------------------------------------------------------------------
                                                             433.4         270.2
--------------------------------------------------------------------------------
Less current maturities ............................           4.8           1.1
--------------------------------------------------------------------------------
                                                          $  428.6      $  269.1
================================================================================
Short-term notes payable to banks ..................      $    4.2      $    1.1
================================================================================

Maturities of long-term debt through 2000 are: 1996-$4.8; 1997-$1.1; 1998-$1.0;
1999-$0.9; and 2000-$286.0.

During 1993, a portion of the proceeds from the issuance of common stock and the sale of SEO was used for the early extinguishment of higher-rate debt and swap agreements, which resulted in an extraordinary charge of $10.7 ($6.6 after tax).

The company maintains credit arrangements with banks in the U.S. and abroad, which aggregated $621.6 and $382.9 at December 31, 1995 and 1994, respectively. At year-end 1995, the company had a committed revolving credit agreement of $360.0 that matures on January 11, 2000 and a committed revolving credit agreement of $190.0 that matures on May 31, 1996. The agreements permit domestic and Eurodollar borrowings at interest rates offered to investment grade customers. The agreements also are convertible int o one-year term loans at maturity.

Commercial paper is classified as long-term debt as the company maintains long-term committed credit agreements to support these borrowings and intends to refinance them on a long-term basis either through continued commercial paper borrowings or the issuance of medium-term notes.

In May 1994, the company established a $300.0 financing program under a universal shelf registration that permits the issuance of debt, equity and equity-linked securities, replacing an earlier shelf registration for only debt securities that had been in place since April 1990. The universal shelf registration permits the company to issue junior or senior debt, convertibles, equity warrants, preferred shares and medium-term notes under one filing without specifying any dollar amounts for any security. As of December 31, 1995, no amounts have been issued under the shelf registration.

The company entered into an interest rate exchange agreement, expiring in 2000, with a financial institution to limit exposure to interest rate volatility. The agreement involved a transaction with a notional principal amount of $25.0 at December 31, 1995 and 1994. The company monitors the risk of default by the swap counterparty and does not anticipate non-performance.

FOREIGN EXCHANGE CONTRACTS

The company conducts its business in various foreign currencies. Accordingly, the company is subject to the typical currency risks and exposures that arise as a result of changes in the relative value of currencies. The risks are often referred to as transactional, commitment, translational and economic currency exposures. The company's policy stresses risk reduction and specifically prohibits speculation. The policy's three basic objectives are to reduce currency risk on a consolidated basis, to protect the functional currency value of foreign currency-denominated cash flows, and to reduce the volatility that changes in foreign exchange rates may present to operating income.

The company utilizes natural hedges and offsets to reduce exposures and also combines positions to reduce the frictional cost of hedging. The company entered into forward exchange contracts to hedge net consolidated currency transaction exposure for periods consistent with the terms of the underlying transactions, extending through September, 1996.

These contracts do not subject the company to currency risk from exchange rate movements, as changes in value are deferred and offset against losses and gains on the underlying transactions. At December 31, 1995, the company had approximately $62.8 of such contracts outstanding, including $4.3 related to discontinued operations.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Cash and cash equivalents, short- and long-term debt, and foreign currency and interest rate exchange contracts had fair values, based upon quoted prices or discounted cash flow analyses, that approximated their carrying amounts. Financial guarantees and letters of credit were issued by the company in the ordinary course of business and had a fair value of approximately $67.0 as of December 31, 1995. The fair values of financial guarantees and letters of credit were based on the face value of the underlyin g instruments and the related amounts accrued.

CONTINGENCIES AND COMMITMENTS

LITIGATION: The company and certain of its subsidiaries are defendants in legal proceedings incidental to its business. Although the ultimate disposition of these proceedings is not presently determinable, management does not expect the outcome to have a material adverse impact on the company's financial position or results of operations.

LEASES: The future minimum rental payments under leases with remaining noncancelable terms in excess of one year are:

Year ending December 31,
================================================================================
1996 .......................................................             $  11.6
1997 .......................................................                 9.4
1998 .......................................................                 7.1
1999 .......................................................                 6.4
2000 .......................................................                 5.3
Subsequent to 2000 .........................................                11.3
--------------------------------------------------------------------------------
Total minimum payments .....................................             $  51.1
================================================================================

Total rent expense in 1995, 1994, and 1993 was $21.1, $17.4, and $13.8, respectively.

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

The potential costs related to such matters and the possible impact on future operations are uncertain due in part to the complexity of government laws and regulations and their interpretations, the varying costs and effectiveness of clean-up technologies, the uncertain level of insurance or other types of recovery, and the questionable level of the company's responsibility. The company estimates that clean-up costs will be $22.5 and has included this amount in accrued expenses in the accompanying balance sheet. It is at least reasonably possible, however, that a change in this estimate will occur. In management's opinion, after considering reserves established for such purposes, remedial actions for compliance with the present laws and regulations governing the protection of the environment are not expected to have a material adverse impact on the company's results of operations or financial position.

CAPITAL STOCK

PREFERRED STOCK: Ten million shares of cumulative preferred stock, par value $1.00 per share, are authorized but unissued.

COMMON STOCK: The 1.96 million shares issued through 1969 have a par value of $6.67 per share. Shares issued since then have a par value of $1.00 per share.

TREASURY STOCK:
Number of shares (In millions)                      1995        1994       1993
================================================================================
Balance at beginning of year ................       16.6        16.0       20.6
Restatement for
    Data Switch merger ......................       (1.8)       --         --
Common stock reacquired .....................        0.5         0.6       --
Common stock sold ...........................       --          --         (4.1)
Common stock issued
    under the company's incentive
    compensation and savings
    and stock ownership plans ...............       (0.3)       --         (0.5)
--------------------------------------------------------------------------------
Balance at end of year ......................       15.0        16.6       16.0
================================================================================

In March 1994, the company's Board of Directors approved a program to repurchase up to 3.4 percent or 1.6 million shares of the common stock outstanding at that time. These shares have been purchased systematically in open market transactions since the board's approval and have been used to offset dilution from the increased exercise of employee stock options arising from the company's executive stock ownership program. Through December 31, 1995, approximately 1.1 million shares have been repurchased under the program.

WARRANTS: In connection with the Data Switch merger, the company assumed 1,452 warrants that are redeemable at $34.83 per share and 14,357 warrants that are redeemable at $16.54 per share.

SHAREHOLDER RIGHTS PLAN: On February 1, 1996, the company adopted a substantially similar shareholder rights plan that replaces the 1986 plan which expires on March 21, 1996. Under the new plan, a dividend distribution was declared of one common stock purchase right for each share of common stock held of record on March 21, 1996. The rights trade with the common stock and are not currently exercisable. Each right entitles the shareholder to buy the company's or the acquiring company's stock valued at $300 for a price of $150 upon the occurrence of specific events. The company may redeem the rights for 10 days (subject to a further 20-day extension) for one cent per right after a person acquires 20 percent or more of the common stock. The provisions do not apply to rights that are beneficially owned by the acquirer.

EMPLOYEE BENEFIT PLANS

PENSION PLANS: The company's pension plans cover substantially all salaried and hourly paid employees, including certain employees in foreign countries. The plans generally provide benefit payments using a formula based on an employee's compensation and length of service or, in some cases, stated amounts for each year of service. The company funds United States pension plans in amounts equal to the minimum funding requirements of the Employee Retirement Income Security Act of 1974, plus additional amounts that may be approved from time to time. Substantially all plan assets are invested in cash and short-term investments or listed stocks and bonds and real estate. Plan assets and obligations of non-U.S. subsidiaries are not material. The periodic net pension income related to continuing operations is comprised of the following:

The periodic net pension income related to continuing operations is comprised of the following:

Year ended December 31,                           1995        1994        1993
================================================================================
Service cost-benefits
    earned during the period ...............  $    8.9    $   10.0    $    9.6
Interest cost on projected
    benefit obligation .....................      32.6        23.6        24.4
Actual return on assets ....................     (45.7)        9.6       (45.1)
Net amortization and deferral ..............      (5.1)      (52.9)        2.5
--------------------------------------------------------------------------------
Net pension income .........................  $   (9.3)   $   (9.7)   $   (8.6)
================================================================================
The actuarial assumptions used were:
Discount rate ..............................      7.00%       8.75%       7.40%
Rate of increase in compensation levels ....      5.00%       5.00%       5.00%
Expected long-term rate of return
    on assets ..............................      9.50%       9.50%       9.50%
--------------------------------------------------------------------------------

The following table sets forth the plans' funded status and amounts recognized in the balance sheet:

December 31,                                       1995               1994
--------------------------------------------------------------------------------
                                              Over     Under      Over    Under
                                            Funded    Funded    Funded   Funded
================================================================================
Actuarial present value of
    benefit obligations:
    Vested benefit obligation ........... $ (314.2) $ (123.6) $ (300.0) $ (59.9)
--------------------------------------------------------------------------------
Accumulated benefit obligation .......... $ (333.6) $ (127.7) $ (316.5) $ (62.0)
--------------------------------------------------------------------------------
Fair value of plan assets ............... $  449.9  $  108.8  $  450.1  $  53.0
Projected benefit obligation ............   (355.2)   (130.8)   (333.8)   (63.6)
--------------------------------------------------------------------------------
Plan assets in excess of (less than)
    projected benefit obligation ........     94.7     (22.0)    116.3    (10.6)
Unrecognized net loss ...................     28.8      16.9       6.7      3.3
Prior service cost not yet
    recognized in net
    pension cost ........................      5.7       3.3       6.9      2.1
Unrecognized net asset ..................    (28.1)    (17.1)    (37.0)    (3.8)
--------------------------------------------------------------------------------
Prepaid (accrued) pension ............... $  101.1  $  (18.9) $   92.9  $  (9.0)
================================================================================

Under the Savings and Stock Ownership Plan and other supplemental plans, the company matches employee contributions in cash and common stock equal to a percentage of certain amounts contributed by employees. The company contributions under these plans amounted to $8.2 in 1995, $7.9 in 1994, and $8.3 in 1993 and were invested in shares of the company's common stock. At December 31, 1995, 1.0 million shares were reserved for issuance under these plans.

NONPENSION RETIREMENT BENEFITS: The company and its U.S. subsidiaries have postretirement plans that provide health and life insurance benefits for retirees. Some of these plans require employee contributions at varying rates. Not all employees are eligible to receive these benefits, with eligibility governed by the plan in effect at a particular location.

The accumulated postretirement benefit obligation at December 31, 1995 was determined using the terms of the company's various plans, together with relevant actuarial assumptions and health care cost trend rates projected at estimated annual rates ranging from 7.6 percent in 1995 and 7.1 percent in 1996 to 5.0 percent through the year 2004 and a weighted average discount rate of 7.0 percent. Generally, where applicable, the discount rate and the actuarial assumptions used for pension plans also apply to the non-pension retirement plans. A one-percent annual increase in these assumed cost trend rates would increase the accumulated postretirement benefit obligation by approximately $1.6 and annual service costs by approximately $0.2. Certain of the company's non-U.S. subsidiaries have similar plans for retirees. The company's obligations for such plans are not material.

Effective January 1, 1993, the company adopted the accrual method (FAS 112) of accounting for postemployment benefits, primarily severance and long-term disability. Previously, the company had used the pay-as-you-go method. The cumulative effect at January 1, 1993 of adopting FAS 112 reduced 1993 net income by $25.3, net of $12.7 of income tax benefits.

The net periodic postretirement benefit cost related to continuing operations is comprised of the following:

Year ended December 31,                            1995        1994        1993
================================================================================
Service cost for benefits attributed
    to service during the period ...........     $  0.4      $  0.6      $  0.8
Interest cost on the accumulated
    postretirement benefit obligation ......        4.5         4.7         5.8
Net amortization and deferral ..............       (5.5)       (6.2)       (4.5)
--------------------------------------------------------------------------------
Net periodic postretirement benefits .......     $ (0.6)     $ (0.9)     $  2.1
================================================================================

The unrecognized prior service cost at December 31, 1995 and 1994 represents unamortized amounts for plan amendments resulting from revisions to company-sponsored health plans, which reduced benefit levels.

The following table shows the plans' funded status and amounts recognized in the balance sheet.

December 31,                                   1995                1994
--------------------------------------------------------------------------------
                                        HEALTH      LIFE    Health     Life
================================================================================
Accumulated postretirement
  benefit obligation:
      Retirees ....................   $  (59.5) $  (15.6) $  (68.7) $ (14.5)
      Fully eligible active
        plan participants .........       (3.5)     (0.3)     (2.3)    (0.7)
      Other active plan
        participants ..............      (10.6)     (4.0)    (10.4)    (6.5)
--------------------------------------------------------------------------------
      Total .......................      (73.6)    (19.9)    (81.4)   (21.7)
Unrecognized net (gain) loss ......      (16.3)     (0.5)    (12.3)     1.2
Unrecognized prior service cost ...      (26.6)      0.1     (30.4)    --
--------------------------------------------------------------------------------
Accrued postretirement benefit cost     (116.5)    (20.3)   (124.1)   (20.5)
Less amounts classified
    as current ....................        7.3       1.3       8.0      0.6
--------------------------------------------------------------------------------
                                      $ (109.2) $  (19.0) $ (116.1) $ (19.9)
================================================================================

STOCK INCENTIVE PROGRAM: The company has a stock incentive program whereby executive officers and designated employees have been or may be granted restricted stock and options to purchase shares of company common stock. Restricted stock awards were granted during 1995 and 1994 for 168,700 shares and 22,850 shares of company common stock, respectively. The shares covered by the restricted stock award granted in 1995 vest at certain rates over a three to five-year period, or are based on performance criteria and time over a period from September 1, 1995 to March 25, 2014. The awards granted in 1994 vest at a rate of 33 1/3 percent per year over a three-year period. In addition, non-employee directors may elect to defer all or part of their cash compensation as a director and to receive in lieu thereof restricted stock. During 1995, four non-employee directors received 3,829 shares of company common stock subject to a five-year restriction period. Options under all the plans are exercisable during specified dates at prices at least equal to 100 percent of the fair market value on the date of grant. 2.7 million and 3.1 million shares of company common stock are reserved for issuance as of December 31, 1995 and 1994, respectively.

OPTION ACTIVITY: The following table shows the option activity for each of the three years ended December 31, 1995. Options granted and exercised by Data Switch prior to the merger date are included in the 1995 activity.

                                                     Shares         Option Price
                                               (In millions)           per Share
================================================================================
Options outstanding at
    December 31, 1992 .............................     2.2      $19.44 - $36.20
Options granted ...................................     0.3      $32.25 - $34.88
Options exercised .................................    (0.6)     $19.44 - $30.32
--------------------------------------------------------------------------------
Options outstanding at
    December 31, 1993 .............................     1.9      $19.44 - $36.20
Options granted ...................................     0.6      $31.88 - $37.25
Options exercised .................................    (0.3)     $19.44 - $32.25
--------------------------------------------------------------------------------
Options outstanding at
    December 31, 1994 .............................     2.2      $19.44 - $37.25
Restatement for Data Switch merger ................     0.2      $13.94 - $56.63
Options granted ...................................     0.7      $21.80 - $38.25
Options exercised .................................    (0.5)     $13.94 - $35.38
Options terminated ................................    (0.2)     $13.94 - $53.98
--------------------------------------------------------------------------------
Options outstanding at
    December 31, 1995 .............................     2.4      $13.94 - $56.63
================================================================================
Options exercisable:
    1995 ..........................................     1.1      $13.94 - $56.63
    1994 ..........................................     1.0      $19.44 - $34.88
--------------------------------------------------------------------------------

BUSINESS COMBINATIONS

During the three-year period ended December 31, 1995, the company acquired ten entities for cash and common stock valued at $520.7 plus the assumption of liabilities. The acquisitions, except Revco and Data Switch, were accounted for as purchases and accordingly, the results of operations of the acquired companies are included in the statement of earnings for the periods during which they were owned by the company. Revco and Data Switch were accounted for as pooling of interests. The following paragraphs discuss significant mergers and acquisitions made during the three years ended December 31, 1995.

On June 13, 1995, the company completed a cash tender offer for Best Power Technology, Inc. Best Power is a manufacturer of uninterruptible power supply products, which provide backup power to protect computers, information networks, and other critical systems from power line disturbances. The aggregate purchase price was $206.3, creating goodwill of $164.4. The purchase price was financed through the issuance of commercial paper. The company recorded a $7.4 before-tax charge ($4.8 after-tax) during the second quarter of 1995 primarily for severance and other consolidation costs relating to the combination of General Signal and Best Power locations.

On July 27, 1995, the company acquired MagneTek Electric Inc. (Waukesha Electric) for $73.9, creating goodwill of $46.2. Waukesha Electric designs, manufactures, and installs medium-power transformers and related products. The purchase price was financed through the issuance of commercial paper.

Unaudited pro forma data giving effect to the acquisitions of Best Power and Waukesha Electric as if they had been acquired at the beginning of 1994 are shown below:

Year ended December 31,                                1995                1994
================================================================================
Net sales ..............................        $   1,974.3         $   1,773.4
Net earnings ...........................        $      36.2         $      90.3
Earnings per share .....................        $      0.74         $      1.91
--------------------------------------------------------------------------------

On November 9, 1995, the company merged with Data Switch Corporation by exchanging 1.8 million shares of common stock and 0.2 million rights to receive common stock for all of the outstanding common stock and related options and warrants of Data Switch. Data Switch designs, develops, manufactures, markets and services products for large scale data center networks. The company's consolidated financial statements for 1995 have been restated to include results of operations, financial position and cash flow of Data Switch. Data Switch's financial position and results of operations are not material to the company for any period presented. As a result of the merger, the company incurred transaction and consolidation costs of $12.7 ($8.1 after tax). The transaction costs included investment banker and other professional fees. The consolidation costs included severance pay primarily for Data Switch and asset valuation adjustments.

During 1993, the company merged with Revco Scientific, Inc. by exchanging 2.6 million shares of common stock for all of the outstanding common stock of Revco. Revco manufactures low-temperature freezers, laboratory refrigerators, and CO2 incubators. As a result of the acquisition, the company incurred transaction and consolidation costs of $13.2 ($9.3 after tax). The transaction costs included investment banker and other professional fees. The consolidation costs included provisions for streamlining marketing and distribution arrangements, consolidation of field service and sales offices, relocation of certain product lines and key personnel, and severance-related costs, primarily at the company's locations existing prior to the merger.

DISCONTINUED OPERATIONS

In November 1994, the company adopted a plan to sell Leeds & Northrup Company (L&N), formerly a part of the Process Controls sector, and Dynapower/Stratopower, formerly a part of the Industrial Technology sector. These operations have been accounted for as discontinued operations, and the consolidated financial statements have reported separately their net assets and operating results.

The 1994 loss on disposal of these operations of $25.8 included $23.4 of tax charges primarily resulting from differences in carrying values for financial reporting and tax purposes, and from adjustments related to tax planning strategies that will not be utilized as a result of the planned disposal of the operations. From the measurement date to the end of the year, the operations incurred after-tax operating losses of $1.6. Sales of the discontinued operations from January 1, 1994 to the measurement date and for the year ended December 31, 1993 were $155.2 and $175.8, respectively.

In the second and third quarters of 1995, the company recorded a total of $99.9 before tax charges ($64.0 after tax) for additional expected losses relating to the disposal of L&N and Dynapower. While it is at least reasonably possible that the actual losses will differ from the recorded amounts, the provisions for losses recorded represent management's best estimate of the likely outcome based on contracts signed and current negotiations since the final sales proceeds are subject to purchase price adjustments.

During 1994, the company recognized as part of earnings from discontinued operations $6.1 of before-tax curtailment gains related to L& N's nonpension postretirement benefits plan.

During 1993, the company recorded a $14.4 before-tax charge related to the remaining portion of the discontinued transportation businesses, primarily Dynapower, and for environmental and contractual obligations retained related to New York Air Brake and General Railway Signal. This provision was made primarily to write these operations down to estimated realizable value and to recognize 1993 operating losses.

At December 31, 1995, other assets included claims amounting to $6.7 and receivables amounting to $6.0 related to the estimated proceeds from contractual obligations retained from previously discontinued operations. Actual proceeds may differ from recorded amounts.

MERGER BREAK-UP FEE AND OTHER SPECIAL ITEMS

In August 1994, the company negotiated an agreement to merge with Reliance Electric Company. However, subsequent to the consummation of the agreement, Reliance was acquired by another company in a cash tender offer. Under the terms of the merger agreement, the company received $50.0 for break-up fees and $5.2 for partial reimbursement of expenses. The company incurred $9.0 of transaction costs in connection with the merger.

During the fourth quarter of 1994, the company recognized $46.2 of charges for the consolidation of operations ($11.8), asset valuations ($24.1), environmental matters ($4.9) and other issues ($5.4), all related to the continuing operations of the company. The charges are included in cost of sales ($27.7), selling, general and administrative expenses ($16.1), and income taxes ($2.4).

During 1993, $30.5 was provided for factory consolidation and rearrangement ($20.9), product restructuring and realignment ($6.8), and reorganization of lines of distribution and administration ($2.8). The activities related to these charges were substantially completed during 1994, and $3.5 of excess provisions were returned to earnings. Included in this charge was $15.5 related to operations discontinued in 1994.

During 1993, the company provided a $22.5 charge in cost of sales to reflect a continuing review of worldwide assets to identify any permanent declines in the value of assets. Included in this charge was $18.1 related to operations discontinued in 1994.

Also in 1993, the company recorded a charge of $5.2 related to other previously divested operations.

During 1993 and 1994, the company completed the sale of the semiconductor businesses. In connection with these operations, the company incurred approximately $13.8 in 1994 and $38.4 in 1993 of operating losses, severance payments, idle facility costs, and restructuring costs. The company also realized $53.2 in 1993 of excess provisions relating to the disposition of the semiconductor equipment operations as a result of higher proceeds from the sale of units and lower severance costs.

BUSINESS SECTOR INFORMATION

The company manufactures industrial products and components in the process control, electrical control, and industrial technology (primarily transportation and telecommunication) industries. See pages 6 and 7 of the annual report for a description of major products and markets served.

PRODUCT SECTORS                                                 1995           1994           1993           1992        1991
==============================================================================================================================
Net sales:
Process Controls ......................................   $    719.7     $    606.4     $    545.8     $    548.7  $    515.8
Electrical Controls ...................................        777.0          618.6          547.1          567.5       515.4
Industrial Technology .................................        366.5          302.7          261.3          226.7       212.7
Dispositions ..........................................       --             --             --              134.9       180.2
------------------------------------------------------------------------------------------------------------------------------
                                                          $  1,863.2     $  1,527.7     $  1,354.2     $  1,477.8  $  1,424.1
==============================================================================================================================
OPERATING EARNINGS:
Process Controls ......................................   $     92.0     $     66.8(3)  $     45.1(4)  $     60.5  $     73.3
Electrical Controls ...................................         62.1(1)        30.7(3)        29.2(4)        43.1        43.9
Industrial Technology .................................         51.1(2)        47.4(3)        44.8           33.1        25.0
Other charges and credits .............................       --               46.2           48.0(5)       (93.0)       (6.7)
------------------------------------------------------------------------------------------------------------------------------
                                                               205.2          191.1          167.1           43.7       135.5
Equity income .........................................          0.9            1.0            0.2            1.9         2.1
Interest expense, net .................................        (24.3)         (11.8)         (16.6)         (24.8)      (28.0)
Unallocated expenses ..................................        (25.4)         (20.0)         (11.6)         (11.3)      (12.2)
------------------------------------------------------------------------------------------------------------------------------
Earnings from continuing operations before income taxes   $    156.4     $    160.3     $    139.1     $      9.5  $     97.4
==============================================================================================================================
IDENTIFIABLE ASSETS:
Process Controls ......................................   $    420.9     $    391.4     $    474.3     $    477.0  $    473.9
Electrical Controls ...................................        692.0          399.4          326.5          330.8       295.7
Industrial Technology .................................        209.0          181.3          167.2          181.7       305.4
------------------------------------------------------------------------------------------------------------------------------
                                                             1,321.9          972.1          968.0          989.5     1,075.0
General corporate assets ..............................        210.3          211.8          213.1          160.3        89.0
Assets held for sale at estimated realizable value ....         60.4          153.6           25.7           91.1      --
Investments in and advances to affiliates .............         20.6           20.4           18.1           17.5        16.2
------------------------------------------------------------------------------------------------------------------------------
Total assets ..........................................   $  1,613.2     $  1,357.9     $  1,224.9     $  1,258.4  $  1,180.2
==============================================================================================================================
DEPRECIATION AND AMORTIZATION OF FIXED ASSETS(6):
Process Controls ......................................   $     17.9     $     16.6     $     12.4     $     12.9  $     11.4
Electrical Controls ...................................         19.0           14.5           13.0           12.3        11.8
Industrial Technology .................................         13.4            6.4            6.4            6.7        14.7
CAPITAL EXPENDITURES(6):
Process Controls ......................................   $     15.0     $     28.7     $     23.1     $     19.7  $     16.4
Electrical Controls ...................................         21.1           21.8           22.3           19.5        15.1
Industrial Technology .................................         12.9           11.4            7.7            5.0        10.9
------------------------------------------------------------------------------------------------------------------------------

(1)  Includes $7.4 of one-time charges related to the acquisition of Best Power.
(2)  Includes $12.7 of one-time charges related to the merger with Data Switch.
(3)  Includes 1994 charges in Process Controls ($11.9), Electrical Controls ($19.2) and Industrial Technology ($9.9) for the
     consolidation of operations, asset valuations, environmental and other.
(4)  Includes 1993 charges in Process Controls ($22.1) and Electrical Controls ($10.5) for asset valuations, restructuring, and transaction and consolidation charges related to Revco.
(5)  Represents credits for the divested semiconductor operations ($53.2) and charges for the transportation businesses ($5.2).
(6)  Excludes discontinued operations.

GEOGRAPHIC AREAS                                   1995        1994        1993        1992        1991
========================================================================================================
NET SALES:
United States ............................   $  1,699.8  $  1,390.0  $  1,218.9  $  1,290.4  $  1,225.4
Foreign ..................................        239.9       180.7       173.7       238.5       257.7
Intergeographic ..........................        (76.5)      (43.0)      (38.4)      (51.1)      (59.0)
--------------------------------------------------------------------------------------------------------
                                             $  1,863.2     1,527.7  $  1,354.2  $  1,477.8  $  1,424.1
========================================================================================================
OPERATING EARNINGS:
United States ............................   $    212.0  $    135.7  $    113.4  $    118.5  $    118.1
Other charges and credits ................        (20.1)       46.2        48.0       (85.6)     --
Foreign ..................................         13.3         9.2         5.7        10.8        17.4
--------------------------------------------------------------------------------------------------------
                                             $    205.2  $    191.1  $    167.1  $     43.7  $    135.5
========================================================================================================
IDENTIFIABLE ASSETS:
United States ............................   $  1,175.6  $    875.8  $    822.5  $    769.2  $    838.5
Foreign ..................................        146.3        96.3       145.5       220.3       236.5
--------------------------------------------------------------------------------------------------------
                                             $  1,321.9  $    972.1  $    968.0  $    989.5  $  1,075.0
--------------------------------------------------------------------------------------------------------
Export sales to unaffiliated customers(1)    $    199.1  $    125.4  $    110.9  $    131.9  $    130.5
========================================================================================================

(1) Included in United States sales.


SUPPLEMENTARY INFORMATION

December 31,                                                          1995       1994
========================================================================================
Intangibles:
    Excess of cost over net assets acquired .........              $   474.3  $   210.9
    Other intangibles ...............................                   42.9       35.0
----------------------------------------------------------------------------------------
                                                                       517.2      245.9
    Accumulated amortization ........................                 (111.2)     (51.6)
----------------------------------------------------------------------------------------
                                                                   $   406.0  $   194.3
----------------------------------------------------------------------------------------
Accrued expenses:
    Dispositions and special items ..................              $    32.7  $    37.1
    Payroll and compensation ........................                   64.4       57.0
    Environmental and legal .........................                   24.1       18.5
----------------------------------------------------------------------------------------

Year ended December 31, .............................      1995       1994       1993
========================================================================================
Liabilities assumed in conjunction with acquisitions:
    Fair value of assets acquired ...................   $   332.1  $   105.4  $    24.4
    Cash paid .......................................      (280.2)     (83.3)     (20.0)
----------------------------------------------------------------------------------------
                                                        $    51.9  $    22.1  $     4.4
----------------------------------------------------------------------------------------
Research and development ............................   $    46.9  $    49.7  $    53.1
----------------------------------------------------------------------------------------
Advertising expense .................................   $    14.1  $    10.1  $     8.7
----------------------------------------------------------------------------------------

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                                    First                Second               Third                Fourth
                                               1995       1994       1995       1994     1995       1994       1995       1994
=================================================================================================================================
Net sales ................................   $434.1     $342.4     $446.3     $378.6   $481.1     $390.0     $501.7     $416.7
Gross profit .............................    125.2       99.4      132.6      109.7    144.7      113.7      152.7       95.4
Earnings from continuing operations ......     28.1       22.2       24.6       25.3     27.2       27.5       20.2       29.1
Discontinued operations ..................     --          2.4       --         (0.3)    --          0.3       --         --
Disposal of discontinued operations ......     --         --        (49.6)      --      (14.4)      --         --        (25.8)
---------------------------------------------------------------------------------------------------------------------------------
Net earnings (loss) ......................   $ 28.1     $ 24.6     $(25.0)    $ 25.0   $ 12.8     $ 27.8     $ 20.2     $  3.3
=================================================================================================================================
Earnings (loss) per share of common stock:
    Continuing operations ................   $ 0.57(1)  $ 0.47     $ 0.50(2)    0.53   $ 0.55     $ 0.58     $ 0.41(3)    0.62(4)
    Discontinued operations ..............     --         0.05       --         --       --         0.01       --         --
    Disposal of discontinued operations ..     --         --        (1.01)      --      (0.29)      --         --        (0.55)
---------------------------------------------------------------------------------------------------------------------------------
Net earnings (loss) ......................   $ 0.57     $ 0.52     $(0.51)    $ 0.53   $ 0.26     $ 0.59     $ 0.41     $ 0.07
=================================================================================================================================

Common stock price range - high ..........      36 3/8     38         40       34 5/8     42 1/2     37 1/2     33 7/8     37 1/4
                         - low ...........      31         32 1/2     35 1/8   30 1/8     28         32 1/4     28         31
---------------------------------------------------------------------------------------------------------------------------------

Note: The sum of the quarters' earnings per share may not equal the full year per-share amounts.

(1)  Includes $0.08 of credits related to non-recurring items, primarily cash settlements of royalty and insured matters.
(2)  Includes $0.10 of charges related to the acquisition of Best Power and $0.04 of credits related to accrual adjustments.
(3)  Includes $0.17 of transaction and consolidation charges related to the merger with Data Switch.
(4)  Includes $0.64 of charges for consolidation of operations, asset valuations, environmental and other, $0.64 of proceeds from
     Reliance Electric, $0.07 of credits for reversal of excess restructuring and consolidation reserves upon completion of those programs, and $0.03 of charges for acquisition integration activities.


1995 amounts have been restated to reflect the merger with Data Switch. The following table illustrates the effect of the merger:

                                                     First     Second     Third
                                                   Quarter    Quarter   Quarter
================================================================================
Net sales:
    Previously reported ......................    $  411.0   $  421.4  $  455.5
    Impact of merger .........................        23.1       24.9      25.6
--------------------------------------------------------------------------------
      Restated ...............................    $  434.1   $  446.3  $  481.1
================================================================================
Earnings from continuing operations:
    Previously reported ......................    $   27.3   $   23.4  $   25.6
    Impact of merger .........................         0.8        1.2       1.6
--------------------------------------------------------------------------------
      Restated ...............................    $   28.1   $   24.6  $   27.2
================================================================================
Earnings per share from continuing operations:
    Previously reported ......................    $    0.58  $   0.50  $   0.54
    Impact of merger .........................        (0.01)     --        0.01
--------------------------------------------------------------------------------
      Restated ...............................    $    0.57  $   0.50  $   0.55
================================================================================

ELEVEN-YEAR FINANCIAL SUMMARY

General Signal Corporation and Consolidated Subsidiaries
Year ended December 31, (dollars in millions, except per share data)
                           1995      1994      1993      1992      1991      1990      1989      1988      1987      1986      1985
====================================================================================================================================
SUMMARY OF OPERATIONS
NET SALES              $1,863.2  $1,527.7  $1,354.2  $1,477.8  $1,424.1  $1,497.3  $1,522.4  $1,397.7  $1,249.2  $1,210.2  $1,407.0
------------------------------------------------------------------------------------------------------------------------------------
Cost of sales           1,308.0   1,109.5     959.0   1,070.2   1,015.7   1,061.8   1,075.7     983.6     885.0     846.1     996.7
Selling, general and
 administrative expense   354.4     292.3     259.3     287.7     282.7     304.9     326.7     335.8     276.0     263.2     289.1
Other charges and
 credits                   20.1     (46.2)    (19.8)     85.6      --        83.3      (8.7)     24.1      --        --        72.0
------------------------------------------------------------------------------------------------------------------------------------
  Total operating cost
   and expenses         1,682.5   1,355.6   1,198.5   1,443.5   1,298.4   1,450.0   1,393.7   1,343.5   1,161.0   1,109.3   1,357.8
------------------------------------------------------------------------------------------------------------------------------------
OPERATING EARNINGS        180.7     172.1     155.7      34.3     125.7      47.3     128.7      54.2      88.2     100.9      49.2
Interest (income)
 expense, net              24.3      11.8      16.6      24.8      28.3      31.8      38.7      (1.9)     (1.7)      2.3       1.4
------------------------------------------------------------------------------------------------------------------------------------
EARNINGS FROM CONTINUING
 OPERATIONS BEFORE
 INCOME TAXES             156.4     160.3     139.1       9.5      97.4      15.5      90.0      56.1      89.9      98.6      47.8
Income taxes               56.3      56.2      41.0       3.2      28.2       7.3      23.4      25.9      25.5      36.0      18.4
------------------------------------------------------------------------------------------------------------------------------------
Earnings from continuing
 operations               100.1     104.1      98.1       6.3      69.2       8.2      66.6      30.2      64.4      62.6      29.4
Earnings (loss) from
 discontinued operations,
 net of income taxes       --         2.4     (31.5)      6.1      (5.2)    (26.9)     11.9      (5.0)      5.1      12.0      19.9
Loss on disposal of
 discontinued operations,
 net of income taxes      (64.0)    (25.8)     --        --        (9.8)    (14.2)     --        --        --        --        --
------------------------------------------------------------------------------------------------------------------------------------
EARNINGS (LOSS) BEFORE
 EXTRAORDINARY CHARGES
 AND CUMULATIVE EFFECT
 OF ACCOUNTING CHANGES     36.1      80.7      66.6      12.4      54.2     (32.9)     78.5      25.2      69.5      74.6      49.3
Extraordinary charges      --        --        (6.6)     (0.3)     --        --        --        --        --        --        --
Cumulative effect of
 accounting changes        --        --        (25.3)   (92.4)     --        --        --        --        --        --        --
------------------------------------------------------------------------------------------------------------------------------------
NET EARNINGS (LOSS)     $  36.1   $  80.7   $   34.7  $ (80.3)  $  54.2   $ (32.9)  $  78.5   $  25.2   $  69.5   $  74.6   $  49.3
====================================================================================================================================
PER-SHARE DATA
EARNINGS (LOSS) PER
 SHARE OF COMMON STOCK
  Continuing operations $  2.03   $  2.20   $   2.17  $  0.15   $  1.80   $  0.21   $  1.75   $  0.55   $  1.14   $  1.09   $  0.51
  Discontinued
   operations             (1.30)    (0.49)     (0.70)    0.15     (0.40)    (1.07)     0.31     (0.09)     0.09      0.21      0.35
  Extraordinary charges    --        --        (0.14)   (0.01)     --        --        --        --        --        --        --
  Cumulative effect of
   accounting changes      --        --        (0.56)   (2.21)     --        --        --        --        --        --        --
------------------------------------------------------------------------------------------------------------------------------------
  NET EARNINGS (LOSS)   $  0.73   $  1.71   $   0.77  $ (1.92)  $  1.40   $ (0.86)  $  2.06   $  0.46   $  1.23   $  1.30   $  0.86
====================================================================================================================================
Cash dividends per
 share                     0.96      0.90       0.90     0.90      0.90      0.90      0.90      0.90      0.90      0.90      0.90
Book value per share      11.71     11.64      11.09     8.90     12.32     11.69     13.25     12.09     16.51     16.16     15.73
------------------------------------------------------------------------------------------------------------------------------------
SUMMARY OF FINANCIAL
 POSITION
Working capital           289.3     349.2      268.8    347.8     243.9     310.6     328.8     496.3     540.8     536.3     520.6
Property, plant and
 equipment                312.7     280.5      263.4    246.9     263.7     283.0     325.1     312.5     310.6     345.6     361.5
Total assets            1,613.2   1,357.9    1,224.9  1,258.4   1,180.2   1,294.6   1,324.3   1,396.6   1,397.4   1,458.1   1,483.2
Total long-term
 liabilities              603.0     442.0      373.9    537.7     345.7     440.8     373.1     539.9     163.3     179.8     172.9
Shareholders' equity      578.1     547.9      525.2    374.8     476.4     450.3     506.1     461.0     907.2     927.4     904.0
====================================================================================================================================
FINANCIAL RATIOS
Working capital to
 sales                     15.5%     22.9%      19.8%    23.5%     17.1%     20.7%     21.6%     35.5%     43.3%     44.3%     37.0%
Selling, general and
 administrative
 expenses to sales         19.0%     19.1%       19.1%   19.5%     19.9%     20.4%     21.5%     24.0%     22.1%     21.7%     20.6%
Operating margin            9.7%     11.3%       11.5%    2.3%     8.8%       3.2%      8.5%      3.9%     7.1%       8.3%      3.5%
After-tax return on
 net sales                  5.4%      6.8%        7.2%    0.4%     4.9%       0.5%      4.4%      2.2%     5.1%       5.2%      2.1%
Return on average
 shareholders'
 equity                     6.3%     15.0%        7.7%  (18.9%)   11.7%      (6.9%)    16.2%      3.7%     7.6%       8.1%      5.5%
Current ratio               1.7       1.9         1.8     2.0      1.7        1.8       1.7       2.3      2.7        2.5       2.3
Long-term debt to
 capitalization            42.6%     32.9%       26.7%   49.5%    37.8%      46.9%    39.6%      51.6%    10.9%      11.8%     12.1%
====================================================================================================================================
SUPPLEMENTAL INFORMATION
Capital expenditures       49.0      74.8        55.1    49.9     48.1       68.8     62.0       38.8     34.0       45.7      68.1
Depreciation and
 amortization of fixed
 assets                    50.3      41.7        35.4    40.6     42.1       44.5     44.7       42.1     42.4       41.4      37.6
Research and development   46.9      49.7        53.1    56.2     87.3       93.4     92.8       93.7     84.1       74.4      79.4
Common stock price range:
    High                  42 1/2    38          37 7/8  32 5/8   26 7/8     29 5/8   28 7/8     28 1/8   30 5/8     27 1/8    26 7/8
    Low                   28        30 1/8      30      25 7/8   17 5/8     15 5/8   22 7/8     20       16 5/8     19 5/8    18 1/2
Price-earnings ratio
 range - continuing
 operations             20.9-13.8 17.3-13.7 17.5-13.8 21.1-16.8 14.9-9.8 21.7-11.5 16.5-13.1 36.1-25.7 26.9-14.6 24.9-18.0 20.9-14.4
                                                            (1)                (1)                 (1)                           (1)
Average common shares
 outstanding               49.2      47.3        45.2     41.8    38.6       38.4     38.1       55.4     56.5       57.5      57.4
Employees (in thousands)   12.9      12.2        11.2     12.1    12.6       11.6     16.9       16.6     16.6       17.5      19.3
====================================================================================================================================

(1) Excludes the impact of after-tax charges related to dispositions of businesses.

                                38                                                               39

SHAREHOLDER INFORMATION

ANNUAL MEETING

The 1996 annual meeting of shareholders will be held at 10:00 a.m. on Thursday, April 18, 1996 at General Signal Headquarters, One High Ridge Park, Stamford, Connecticut.

FORM 10-K

The company's 1995 Annual Report on Form 10-K, filed with the Securities and Exchange Commission, will be available after April 1, 1996. A copy of this report may be obtained by writing to the Secretary of the Corporation.

TRANSFER AGENT

First Chicago Trust Company of New York
P.O. Box 2500
Jersey City, NJ 07303-2500
800-756-8200

INDEPENDENT AUDITORS

Ernst & Young LLP
1111 Summer Street
Stamford, Connecticut 06905

LISTINGS

General Signal Corporation common stock is listed and traded on the New York and Pacific Stock Exchanges under the symbol GSX.

DIVIDEND REINVESTMENT PLAN

A fee-paid Automatic Dividend Reinvestment and Cash Payment Plan is available to shareholders of record. Through voluntary participation, shareholders may purchase additional shares of the company's stock by reinvesting their dividends or by making cash payments directly to First Chicago. Under the latter option, shareholders may purchase shares with cash payments from $25 to $10,000 per quarter whenever a shareholder desires. General Signal pays all brokerage commissions and fees. Additional information about this plan is available from:

First Chicago Trust Company of New York
General Signal Dividend Reinvestment Plan
P.O. Box 2500
Jersey City, NJ 07303-2500
800-756-8200




An Equal Opportunity Employer
Printed in the U.S.A.

                                       40